SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2002

Perusahaan Perseroan (Persero) P.T.
Indonesian Satellite Corporation
(Translation of Registrant's Name into English)

Indosat Building
Jalan Medan Merdeka Barat, 21
Jakarta 10110 - Indonesia
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F __✓__ Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information of the Commission to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes _____ No __✓__

(If " Yes " is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Perusahaan Perseroan (Persero) P.T.
Indonesian Satellite Corporation

Date : April 30, 2002

By : ______________________________

Name : Hari Kartana
Title : President

INDOSAT

Ref. 281/GUI/HM.550/02

April 30th, 2002

Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549
USA
Fax No.: (202) 9429525

Attn.: **Filing Desk**

Re.. : Consolidated Financial Statements Fiscal Year 2001

Dear Sir,

Please find attached the Perusahaan Perseroan (Persero) PT Indonesia Satellite Corporation Tbk and Subsidiaries Consolidated Financial Statements as of December 31, 2000 and 2001 and for the years ended December 31, 1999, 2000 and 2001 and Independent Auditor's Report which was requested to be submitted to the Bapepam, the Indonesian Security and Exchange Commission and US Security and Exchange Commission.

Thank you for your attention.

Sincerely yours,

Hari Kartana
President

Jl. Medan Merdeka Barat 21
P.O.Box 2905, Jakarta 10110, Indonesia
Tel. : 021.381.0777, 380.2614
Fax.: 021.345.8155, 380.9633

ANDERSEN

PRASETIO, UTOMO & CO.

Perusahaan Perseroan (Persero)
PT Indonesian Satellite Corporation Tbk And Subsidiaries

Consolidated Financial Statements And Independent Auditors' Report
As Of December 31, 2000 And 2001
And For The Years Ended December 31, 1999, 2000 And 2001
(Indonesian Currency)

ANDERSEN

This Report is Originally Issued in Indonesian Language.

Prasetio, Utomo & Co.
Registered Public Accountants
Business License No. KEP-616/KM.17/1998
A member firm of Andersen Worldwide SC

Wisma 46 Kota BNI Levels 25-28
Jalan Jenderal Sudirman Kav 1
Jakarta 10220
Indonesia

Tel 62 21 575 7999
Fax 62 21 574 4521

www.andersen.com

Independent Auditors' Report

Report No. 36949S

Stockholders and Boards of Commissioners and Directors
Perusahaan Perseroan (Persero) PT Indonesian Satellite Corporation Tbk

We have audited the consolidated balance sheet of Perusahaan Perseroan (Persero) PT Indonesian Satellite Corporation Tbk and Subsidiaries ("the Companies") as of December 31, 2001, and the related consolidated statements of income, changes in stockholders' equity and cash flows for the years ended December 31, 1999 and 2001. These financial statements are the responsibility of the Companies' management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the consolidated financial statements for the years ended December 31, 1999 and 2001 of PT Satelit Palapa Indonesia and Subsidiaries, entities in which the investment had been accounted for using the equity method until the controlling interest was acquired in May 2001 as discussed in Note 4 to the consolidated financial statements. The equity in the net income of these entities represents 18.3% of the net income in 1999, and their total assets and revenues constitute 29.6% and 45.8%, respectively, of the consolidated totals in 2001. Those statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for those entities, is based solely on the report of the other auditors. Furthermore, the Companies' consolidated financial statements for the year ended December 31, 2000 were audited by other auditors whose report dated March 22, 2001, expressed an unqualified opinion on those statements. The opinion of such auditors, however, does not cover the restatement of the Companies' consolidated financial statements for the year ended December 31, 2000 as discussed in Note 5 to the consolidated financial statements.

We conducted our audits in accordance with generally accepted auditing standards in Indonesia and the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the report of the other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the report of the other auditors on the consolidated financial statements of PT Satelit Palapa Indonesia and Subsidiaries for the years ended December 31, 1999 and 2001, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Companies as of December 31, 2001, and the results of their operations, changes in their stockholders' equity and their cash flows for the years ended December 31, 1999 and 2001 in conformity with generally accepted accounting principles in Indonesia. We have also audited the adjustments described in Note 5 that were applied to restate the consolidated financial statements of the Companies for the year ended December 31, 2000. In our opinion, such adjustments are appropriate and have been properly applied.

Generally accepted accounting principles in Indonesia vary in certain respects with those in the United States of America. A description of the significant differences between those two generally accepted accounting principles ("GAAP"), the effects of those differences on net income and stockholders' equity, and additional U.S. GAAP disclosures are set forth in Notes 40, 41 and 42, respectively, to the consolidated financial statements.

Note 37 to the consolidated financial statements summarizes the effects the current economic condition in Indonesia has had on the Companies, as well as measures the Companies have implemented and plan to implement in response to the economic condition. The accompanying consolidated financial statements include the effects of the economic condition to the extent they can be determined and estimated.

PRASETIO, UTOMO & CO.
License No. 98.2.0024

Drs. Rusdy Daryono
License No. 98.1.0061

March 14, 2002

PERUSAHAAN PERSEROAN (PERSERO)
PT INDONESIAN SATELLITE CORPORATION Tbk AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(In Millions of Indonesian Rupiah and Thousands of U.S. Dollars, Except Share Data)

	December 31,		
	2000 (As Restated - see Note 5)	2001	2001 (Note 3)
ASSETS			
CURRENT ASSETS			
Cash and cash equivalents (*Notes 2d, 6 and 27*)	Rp 2,409,698	Rp 4,642,546	U.S.$ 446,399
Accounts receivable			
Trade (*Notes 2e and 16*)			
Related parties			
PT Telekomunikasi Indonesia Tbk - net of allowance for doubtful accounts of Rp 50,687 in 2000 and Rp 81,885 in 2001 (*Notes 7 and 27*)	291,409	527,917	50,761
Others - net of allowance for doubtful accounts of Rp 9,362 in 2000 and Rp 8,232 in 2001 (*Note 27*)	87,268	107,378	10,325
Third parties - net of allowance for doubtful accounts of Rp 28,761 in 2000 and Rp 471,606 in 2001 (*Note 8*)	510,512	686,834	66,042
Others - net of allowance for doubtful accounts of Rp 10,668 in 2000 and Rp 36,935 in 2001 (*Notes 2e, 27f and 29*)	132,983	88,101	8,471
Derivative instruments (*Notes 2o and 29*)	37,092	41,918	4,030
Inventories (*Note 2f*)	-	69,158	6,650
Advances	175,076	66,155	6,361
Prepaid expenses and other current assets (*Notes 2g, 26 and 27*)	62,435	193,949	18,649
Total Current Assets	3,706,673	6,423,956	617,688
NON-CURRENT ASSETS			
Due from related parties			
PT Telekomunikasi Indonesia Tbk (*Notes 4 and 27*)	255	2,418,830	232,580
Others - net of allowance for doubtful accounts of Rp 49,067 in 2000 and Rp 46,940 in 2001 (*Notes 2e and 27*)	35,024	62,285	5,989
Deferred tax assets (*Notes 2q and 13*)	39,938	234,130	22,513
Investments in associated companies - net of allowance for decline in value of Rp 37,016 in 2000 and Rp 93,316 in 2001 (*Notes 2h and 9*)	1,412,378	91,921	8,839
Other long-term investments - net of allowance for decline in value of Rp 264,216 in 2000 and Rp 267,966 in 2001 (*Notes 2h and 10*)	320,066	402,502	38,702
Property and equipment (*Notes 2i, 2j, 11 and 16*)			
Carrying value	2,333,386	13,864,807	1,333,154
Accumulated depreciation	(808,961)	(4,264,691)	(410,066)
Impairment in value	-	(131,209)	(12,616)
Net	1,524,425	9,468,907	910,472

(Forward)

PERUSAHAAN PERSEROAN (PERSERO)
PT INDONESIAN SATELLITE CORPORATION Tbk AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS (Continued)
(In Millions of Indonesian Rupiah and Thousands of U.S. Dollars, Except Share Data)

	December 31,					
	2000 (As Restated - see Note 5)		2001		2001 (Note 3)	
Derivative instruments - net of current portion (*Notes 2o and 29*)	Rp	37,092	Rp	-	U.S.$	-
Goodwill - net (*Notes 2k, 4 and 12*)		2,888		2,410,080		231,738
Long-term receivables (*Note 27f*)		55,257		146,539		14,090
Long-term prepaid pension - net of current portion (*Notes 2n, 26 and 27*)		167,870		284,410		27,347
Others (*Notes 2g, 16 and 27*)		12,618		405,140		38,956
Total Non-Current Assets		3,607,811		15,924,744		1,531,226
TOTAL ASSETS	Rp	7,314,484	Rp	22,348,700	U.S.$	2,148,914

PERUSAHAAN PERSEROAN (PERSERO)
PT INDONESIAN SATELLITE CORPORATION Tbk AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS (Continued)
(In Millions of Indonesian Rupiah and Thousands of U.S. Dollars, Except Share Data)

	December 31,		
	2000 (As Restated - see Note 5)	2001	2001 (Note 3)
LIABILITIES AND STOCKHOLDERS' EQUITY			
CURRENT LIABILITIES			
Short-term loans	Rp 2,007	Rp 525	U.S.$ 50
Accounts payable - trade			
Related parties (*Note 27*)	901	3,242	312
Third parties	210,920	201,661	19,391
Taxes payable (*Note 13*)	339,843	2,898,298	278,683
Accrued expenses (*Notes 4, 14, 27 and 29*)	34,032	414,749	39,880
Unearned income (*Note 2l*)	-	225,141	21,648
Deposits from customers	3,072	33,742	3,244
Derivative instruments (*Notes 2o and 29*)	-	1,077	104
Current maturities of long-term debts (*Note 16*)			
Related party (*Note 27*)			
Government of the Republic of Indonesia	5,010	5,010	482
Third parties	715	813,801	78,250
Other current liabilities (*Note 15*)	173,309	1,042,307	100,222
Total Current Liabilities	769,809	5,639,553	542,266
NON-CURRENT LIABILITIES			
Due to related parties (*Note 27*)	2,561,801	9,968	959
Deferred tax liabilities (*Notes 2q and 13*)	340,344	104,163	10,015
Long-term debts - net of current maturities (*Note 16*)			
Related parties (*Note 27*)			
Government of the Republic of Indonesia	12,756	7,746	745
Others	893	893	86
Third parties	135,643	2,202,405	211,770
Bonds payable (*Note 17*)	-	3,323,959	319,611
Other non-current liabilities	41,936	81,347	7,821
Total Non-Current Liabilities	3,093,373	5,730,481	551,007
MINORITY INTEREST (*Note 2b*)	92,393	238,963	22,977
STOCKHOLDERS' EQUITY			
Capital stock - Rp 500 par value per A share and B share			
Authorized - 1 A share and 3,999,999,999 B shares			
Issued and fully paid - 1 A share and 1,035,499,999 B shares (*Note 18*)	517,750	517,750	49,784
Premium on capital stock	673,075	673,075	64,719
Difference in value from restructuring transactions of entities under common control (*Notes 2c and 4*)	(2,509,987)	4,359,259	419,160
Difference in transactions of equity changes in associated companies/subsidiaries (*Notes 2h, 4, 5 and 10*)	581,222	284,197	27,326

(Forward)

PERUSAHAAN PERSEROAN (PERSERO)
PT INDONESIAN SATELLITE CORPORATION Tbk AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS (Continued)
(In Millions of Indonesian Rupiah and Thousands of U.S. Dollars, Except Share Data)

	December 31,					
	2000 (As Restated - see Note 5)		2001		2001 (Note 3)	
Difference in foreign currency translation (*Note 2b*)	Rp	12,495	Rp	-	U.S.$	-
Retained earnings						
Appropriated		14,215		18,471		1,776
Unappropriated		4,070,139		4,886,951		469,899
Net Stockholders' Equity		3,358,909		10,739,703		1,032,664
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	Rp	7,314,484	Rp	22,348,700	U.S.$	2,148,914

See accompanying Notes to Consolidated Financial Statements which are an integral part of the consolidated financial statements.

PERUSAHAAN PERSEROAN (PERSERO)
PT INDONESIAN SATELLITE CORPORATION Tbk AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
(In Millions of Indonesian Rupiah and Thousands of U.S. Dollars, Except Share Data)

	For The Years Ended December 31,							
	1999 (As Restated - see Note 5)		2000 (As Restated - see Note 5)		2001		2001 (Note 3)	
OPERATING REVENUES (*Notes 2l and 27*)								
International calls (*Notes 19, 32, 33 and 34*)	Rp	2,315,837	Rp	2,184,008	Rp	2,193,726	U.S.$	210,936
Cellular (*Notes 20, 32, 33 and 34*)		-		-		1,884,554		181,207
Multimedia, Data Communication, Internet ("MIDI") (*Note 21*)		613,572		731,740		1,064,010		102,309
Other services		75,265		76,496		105,649		10,158
Total Operating Revenues		3,004,674		2,992,244		5,247,939		504,610
OPERATING EXPENSES (*Note 2l*)								
Depreciation (*Notes 2i and 11*)		152,585		189,852		1,011,619		97,271
Compensation to telecommunications carriers and service providers (*Notes 22, 27 and 33*)		534,226		555,439		718,008		69,039
Personnel costs (*Notes 2m, 2n, 23, 26 and 27*)		238,655		324,129		480,306		46,183
Maintenance (*Notes 2i and 2m*)		72,012		64,861		286,588		27,557
Administration and general (*Note 24*)		106,759		119,126		283,266		27,237
Leased circuits		119,828		105,853		133,792		12,865
Marketing		55,619		47,967		121,330		11,666
Other costs of services (*Notes 25 and 27*)		86,327		109,708		384,226		36,945
Total Operating Expenses		1,366,011		1,516,935		3,419,135		328,763
OPERATING INCOME		1,638,663		1,475,309		1,828,804		175,847
OTHER INCOME (EXPENSES) (*Note 2l*)								
Interest income (*Note 27*)		241,359		173,014		631,575		60,728
Gain (loss) on foreign exchange - net (*Note 2p*)	(	84,222)		462,768		524,087		50,393
Interest expense	(	29,299)	(	18,834)	(	402,485)	(	38,700)
Amortization of goodwill (*Notes 2k and 12*)	(	2,480)	(	2,480)	(	321,201)	(	30,885)
Consultancy fees (*Notes 4 and 27*)		-		-	(	259,811)	(	24,982)
Swap cost - net (*Notes 2o and 29*)		-		-	(	13,595)	(	1,307)
Others - net (*Note 10*)	(	147,247)		179,870		18,805		1,808
Other Income (Expenses) - Net	(	21,889)		794,338		177,375		17,055
EQUITY IN NET INCOME OF ASSOCIATED COMPANIES (*Notes 2h and 9*)		594,765		83,469		132,268		12,718
INCOME BEFORE INCOME TAX		2,211,539		2,353,116		2,138,447		205,620
INCOME TAX BENEFIT (EXPENSE) (*Notes 2q and 13*)								
Current	(	479,159)	(	630,578)	(	650,452)	(	62,543)
Deferred	(	119,880)	(	57,170)		238,259		22,909
Income Tax Expense - Net	(	599,039)	(	687,748)	(	412,193)	(	39,634)
INCOME BEFORE MINORITY INTEREST IN NET INCOME OF SUBSIDIARIES		1,612,500		1,665,368		1,726,254		165,986
MINORITY INTEREST IN NET INCOME OF SUBSIDIARIES (*Note 2b*)	(	17,741)	(	23,243)	(	273,459)	(	26,294)
NET INCOME (*Note 28*)	Rp	1,594,759	Rp	1,642,125	Rp	1,452,795	U.S.$	139,692
BASIC EARNINGS PER SHARE (*Note 2t*)	Rp	1,540.09	Rp	1,585.83	Rp	1,402.99	U.S.$	0.13
BASIC EARNINGS PER ADS (ten B shares per ADS) (*Note 2t*)	Rp	15,400.86	Rp	15,858.28	Rp	14,029.89	U.S.$	1.35

See accompanying Notes to Consolidated Financial Statements which are an integral part of the consolidated financial statements.

PERUSAHAAN PERSEROAN (PERSERO)
PT INDONESIAN SATELLITE CORPORATION Tbk AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(In Millions of Indonesian Rupiah)

For The Year Ended December 31, 1999

Description	Capital Stock - Issued and Fully Paid	Premium on Capital Stock	Difference in Value from Restructuring Transactions of Entities under Common Control	Difference in Transactions of Equity Changes in Associated Companies/Subsidiaries	Difference in Foreign Currency Translation	Retained Earnings - Appropriated	Retained Earnings - Unappropriated	Net
	Rp	Rp	Rp	Rp	Rp	Rp	Rp	Rp
Balance as of January 1, 1999 as previously reported	517,750	673,075	-	295,687	9,761	6,829	2,314,291	3,817,393
Adjustment arising from equity acquisition using the pooling-of-interests method - net of applicable Income Tax (*Notes 2c, 2h and 4*)	-	-	(2,509,987)	265,831	-	-	(343,834)	(2,587,990)
Balance as of January 1, 1999 as restated	517,750	673,075	(2,509,987)	561,518	9,761	6,829	1,970,457	1,229,403
Increase in equity investment in PT Telekomunikasi Selular due to the difference between the rupiah par value and the rupiah equivalent of the capital contribution in U.S. dollar - net of applicable Income Tax of Rp 1,233 (*Note 2h*)	-	-	-	2,878	-	-	-	2,878
Increase in difference in foreign currency translation arising from the translation of the financial statements of Indosat Japan Co., Ltd. from Japanese yen to rupiah - net of applicable Income Tax of Rp 40 (*Note 2b*)	-	-	-	-	(94)	-	-	(94)
Resolved during the Annual Stockholders' General Meeting on May 12, 1999								
Declaration of dividend (*Note 28*)	-	-	-	-	-	-	(440,173)	(440,173)
Appropriation for reserve fund (*Note 28*)	-	-	-	-	-	4,597	(4,597)	-
Net income for the year	-	-	-	-	-	-	1,594,759	1,594,759
Adjustment arising from equity acquisition using the pooling-of-interests method - net of applicable Income Tax of Rp 6,075 (*Notes 2c, 2h and 4*)	-	-	-	14,174	-	-	-	14,174
Balance as of December 31, 1999 as restated (*Note 5*)	517,750	673,075	(2,509,987)	578,570	9,667	11,426	3,120,446	2,400,947

See accompanying Notes to Consolidated Financial Statements which are an integral part of the consolidated financial statements.

PERUSAHAAN PERSEROAN (PERSERO)
PT INDONESIAN SATELLITE CORPORATION Tbk AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(In Millions of Indonesian Rupiah)

	For The Year Ended December 31, 2000							
						Retained Earnings		
Description	Capital Stock - Issued and Fully Paid	Premium on Capital Stock	Difference in Value from Restructuring Transactions of Entities under Common Control	Difference in Transactions of Equity Changes in Associated Companies/Subsidiaries	Difference in Foreign Currency Translation	Appropriated	Unappropriated	Net
	Rp	Rp	Rp	Rp	Rp	Rp	Rp	Rp
Balance as of January 1, 2000 as restated (*Note 5*)	517,750	673,075	(2,509,987)	578,570	9,667	11,426	3,120,446	2,400,947
Increase in equity investment in PT Telekomunikasi Selular due to the difference between the rupiah par value and the rupiah equivalent of the capital contribution in U.S. dollar - net of applicable Income Tax of Rp 1,095 (*Note 2h*)	-	-	-	2,554	-	-	-	2,554
Increase in PT Satelit Palapa Indonesia's excess of equity transactions of subsidiaries arising from the translation of the financial statements of Satelindo International Finance B.V. from U.S. dollar to rupiah - net of applicable Income Tax of Rp 42 (*Note 2b*)	-	-	-	98	-	-	-	98
Increase in difference in foreign currency translation arising from the translation of the financial statements of Indosat Japan Co., Ltd. from Japanese yen to rupiah - net of applicable Income Tax of Rp 1,212 (*Note 2b*)	-	-	-	-	2,828	-	-	2,828
Resolved during the Annual Stockholders' General Meeting on April 20, 2000								
Declaration of dividend (*Note 28*)	-	-	-	-	-	-	(689,643)	(689,643)
Appropriation for reserve fund (*Note 28*)	-	-	-	-	-	2,789	(2,789)	-
Net income for the year	-	-	-	-	-	-	1,642,125	1,642,125
Balance as of December 31, 2000 as restated (*Note 5*)	517,750	673,075	(2,509,987)	581,222	12,495	14,215	4,070,139	3,358,909

See accompanying Notes to Consolidated Financial Statements which are an integral part of the consolidated financial statements.

PERUSAHAAN PERSEROAN (PERSERO)
PT INDONESIAN SATELLITE CORPORATION Tbk AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(In Millions of Indonesian Rupiah)

	For The Year Ended December 31, 2001							
						Retained Earnings		
Description	Capital Stock - Issued and Fully Paid	Premium on Capital Stock	Difference in Value from Restructuring Transactions of Entities under Common Control	Difference in Transactions of Equity Changes in Associated Companies/Subsidiaries	Difference in Foreign Currency Translation	Appropriated	Unappropriated	Net
	Rp	Rp	Rp	Rp	Rp	Rp	Rp	Rp
Balance as of January 1, 2001 as restated (*Note 5*)	517,750	673,075	(2,509,987)	581,222	12,495	14,215	4,070,139	3,358,909
Adjustment arising from sale of equity interest in PT Telekomunikasi Selular using the pooling-of-interests method - net of applicable Income Tax (*Notes 2h and 4*)	-	-	6,869,246	(297,031)	-	-	-	6,572,215
Increase in PT Satelit Palapa Indonesia's excess of equity transactions of subsidiaries arising from the translation of the financial statements of Satelindo International Finance B.V. from U.S. dollar to rupiah - net of applicable Income Tax of Rp 3 (*Note 2b*)	-	-	-	6	-	-	-	6
Decrease in difference in foreign currency translation arising from the translation of the financial statements of *Indosat Japan Co., Ltd. from Japanese yen to rupiah* - net of applicable Income Tax of Rp 5,355 (*Note 2b*)	-	-	-	-	(12,495)	-	-	(12,495)
Resolved during the Annual Stockholders' General Meeting on May 10, 2001								
Declaration of dividend (*Note 28*)	-	-	-	-	-	-	(631,727)	(631,727)
Appropriation for reserve fund (*Note 28*)	-	-	-	-	-	4,256	(4,256)	-
Net income for the year	-	-	-	-	-	-	1,452,795	1,452,795
Balance as of December 31, 2001	517,750	673,075	4,359,259	284,197	-	18,471	4,886,951	10,739,703

See accompanying Notes to Consolidated Financial Statements which are an integral part of the consolidated financial statements.

PERUSAHAAN PERSEROAN (PERSERO)
PT INDONESIAN SATELLITE CORPORATION Tbk AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In Millions of Indonesian Rupiah and Thousands of U.S. Dollars)

	For The Years Ended December 31,			
	1999 (As Restated - see Note 5)	2000 (As Restated - see Note 5)	2001	2001 (Note 3)
CASH FLOWS FROM OPERATING ACTIVITIES				
Cash received from:				
Customers	Rp 2,972,540	Rp 2,988,755	Rp 5,542,173	U.S.$ 532,901
Interest income	213,587	160,434	593,184	57,037
Other income - net	-	735,388	-	-
Cash paid for:				
Taxes	(544,681)	(578,336)	(1,128,660)	(108,525)
Employees and suppliers	(1,292,189)	(1,821,136)	(877,437)	(84,369)
Interest expense and swap cost	(33,058)	(29,152)	(351,680)	(33,815)
Other operating expenses	(15,230)	(16,827)	(23,505)	(2,260)
Other expenses - net	(5,956)	-	(2,200,390)	(211,576)
Net Cash Provided by Operating Activities	1,295,013	1,439,126	1,553,685	149,393
CASH FLOWS FROM INVESTING ACTIVITIES				
Proceeds from sale of investment - net of acquisition of investments under cross-ownership transactions (*Note 4*)	-	-	5,967,430	573,791
Proceeds from liquidation of subsidiary	-	-	15,008	1,443
Compensation from Intelsat for the use of capital	1,361	27,376	9,773	940
Proceeds from sale of property and equipment	-	3,082	5,561	535
Acquisition of PT Bimagraha Telekomindo (*Note 4*)	-	-	(4,235,859)	(407,294)
Acquisition of property and equipment	(415,249)	(275,846)	(2,638,802)	(253,731)
Increase in restricted time deposits	-	(3,577)	(33,523)	(3,223)
Additional advances for purchase of property and equipment	-	-	(13,476)	(1,296)
Additional other investments	(47,689)	(2,400)	(100)	(10)
Proceeds from sale of other investments	12,826	188	-	-
Net Cash Used in Investing Activities	(448,751)	(251,177)	(923,988)	(88,845)
CASH FLOWS FROM FINANCING ACTIVITIES				
Proceeds from bonds payable	-	-	1,000,000	96,154
Proceeds from long-term debts	440	2,032	406,097	39,048
Proceeds from the exercise of derivative instruments	28,614	23,619	41,628	4,003
Cash dividend paid	(439,624)	(689,643)	(631,727)	(60,743)
Repayment of long-term debts	(45,250)	(19,210)	(412,184)	(39,633)
Repayment of short-term loans	-	-	(1,482)	(143)
Proceeds from short-term loans	-	1,567	-	-
Net Cash Provided by (Used in) Financing Activities	(455,820)	(681,635)	402,332	38,686
NET INCREASE IN CASH AND CASH EQUIVALENTS	390,442	506,314	1,032,029	99,234
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	1,513,142	1,903,584	2,409,898	231,721
BEGINNING BALANCE OF CASH AND CASH EQUIVALENTS FROM NEW SUBSIDIARIES ACQUIRED	-	-	1,200,619	115,444
CASH AND CASH EQUIVALENTS AT END OF YEAR	Rp 1,903,584	Rp 2,409,898	Rp 4,642,546	U.S.$ 446,399

PERUSAHAAN PERSEROAN (PERSERO)
PT INDONESIAN SATELLITE CORPORATION Tbk AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)
(In Millions of Indonesian Rupiah and Thousands of U.S. Dollars)

	For The Years Ended December 31,							
	1999 (As Restated - see Note 5)		2000 (As Restated - see Note 5)		2001		2001 (Note 3)	
DETAILS OF CASH AND CASH EQUIVALENTS:								
Cash on hand and in banks	Rp	50,852	Rp	57,674	Rp	144,039	U.S.$	13,850
Time deposits with original maturities of three months or less		1,852,732		2,352,224		4,498,507		432,549
Cash and cash equivalents as stated in the consolidated balance sheets	Rp	1,903,584	Rp	2,409,898	Rp	4,642,546	U.S.$	446,399
SUPPLEMENTAL CASH FLOW INFORMATION:								
Transactions not affecting cash flows:								
Difference in value from restructuring transactions of entities under common control	Rp	-	Rp	-	Rp	6,869,246	U.S.$	660,504
Outstanding receivable arising from cross-ownership transactions (part of due from related parties)		-		-		2,259,180		217,229
Capitalization of foreign exchange loss to related properties under construction and installation		-		-		25,747		2,476
Capitalization of interest expense to related properties under construction and installation		-		-		15,964		1,535
Difference in transactions of equity changes in associated companies/subsidiaries - net of applicable Income Tax		17,052		2,652		(297,025)		(28,560)
Dividend receivable (part of due from related parties)		7,167		-		-		-
Assets and liabilities held by subsidiaries at the time of equity acquisitions								
Current assets		-		-		2,009,427		193,214
Non-current assets		-		-		4,971,848		478,068
Current liabilities		-		-		2,088,545		200,822
Non-current liabilities		-		-		5,538,169		532,516

See accompanying Notes to Consolidated Financial Statements which are an integral part of the consolidated financial statements.

(In Millions of Indonesian Rupiah and Thousands of U.S. Dollars, Except Share and Tariff Data)

1. GENERAL

a. Company's Establishment

Perusahaan Perseroan (Persero) PT Indonesian Satellite Corporation Tbk ("the Company") was established on November 10, 1967 within the framework of the Indonesian Foreign Investment Law No. 1 of 1967 based on the notarial deed No. 55 of Mohamad Said Tadjoedin S.H. The deed of establishment was published in Supplement No. 24 of State Gazette No. 26 dated March 29, 1968 of the Republic of Indonesia. The Company's articles of association has been amended from time to time. The latest amendment is covered by notarial deed No. 33 dated May 10, 2001 of Poerbaningsih Adi Warsito S.H. concerning, among others, the changes in the following:

- purposes, objectives and business activities of the Company;
- task and authority of the Board of Directors; and
- Board of Commissioners.

This amendment was approved by the Ministry of Justice and Human Rights of the Republic of Indonesia in its letter No. C-0337.HT.01.04.TH.2001 dated July 16, 2001.

According to article 3 of its articles of association, the Company shall engage in providing network and/or telecommunication services and informatics by conducting the following activities:

- Provision of networks, telecommunications services and informatics;
- Planning, construction and procurement of telecommunications facilities and informatics, including supporting resources;
- Operation (covering marketing of network and/or telecommunications services and informatics provided by the Company), maintenance and development of and research on telecommunications means and/or facilities and informatics, and conduct of education and training within or outside the country; and
- Development of networks, telecommunications services and informatics.

The Company started its commercial operations in 1969.

Currently, the Company's principal business is to provide international switching telecommunications services, including international calls, telex, telegram, packet net, store and forward facsimile service, and Inmarsat services for mobile communications. The Company also provides a variety of non-switched international telecommunications services, such as low- and high-speed leased lines, video link, TV link, Integrated Services Digital Network ("ISDN") services, and other services that typically involve the transmission of data or video rather than voice traffic.

(In Millions of Indonesian Rupiah and Thousands of U.S. Dollars, Except Share and Tariff Data)

Based on Law No. 3 of 1989 on Telecommunications, pursuant to Government Regulation No. 77 of 1991, the Company has been confirmed as an international telecommunications service provider and organizing entity.

In 1999, the Government issued Law No. 36 on Telecommunications which took effect starting in September 2000. Under the Law, telecommunications activities cover:

- Telecommunications networks
- Telecommunications services
- Special telecommunications services.

National state-owned companies, regional state-owned companies, privately owned companies and cooperatives are allowed to provide telecommunications networks and services. Individuals, government institutions and legal entities, other than telecommunications networks and service providers, are allowed to render special telecommunications services.

Law No. 36 prohibits activities that result in monopolistic practices and unhealthy competition.

On August 14, 2000, the Government of the Republic of Indonesia, through the Ministry of Communications, granted the Company an in-principle license as a nationwide Digital Communication System ("DCS") 1800 telecommunications provider as compensation for the early termination effective August 1, 2003 of the rights on international telecommunications services given to the Company prior to the granting of such license. This in-principle license is valid for two years provided that the Company is able to develop a national coverage of at least 10% of the country's populated geographic area within two years. On August 23, 2001, the Company obtained the operating license from the Ministry of Communications. Subsequently, based on Decree No. KP.247 dated November 6, 2001 issued by the Ministry of Communications, the operating license was transferred to the Company's newly established subsidiary, PT Indosat Multi Media Mobile (see "d" below).

On September 7, 2000, the Government of the Republic of Indonesia, through the Ministry of Communications, granted the Company in-principle licenses for local and domestic long-distance telecommunications businesses. Those in-principle licenses are valid for 2 years from the date of issuance to give the Company sufficient time for the construction and commercial preparation for the provision of such services.

The Company is domiciled at Jalan Medan Merdeka Barat No. 21, Jakarta and has international gateways located in Jakarta, Medan, Batam and Surabaya.

b. Company's Public Offerings

All of the Company's B shares have been registered with and traded on the Jakarta Stock Exchange and Surabaya Stock Exchange since 1994. The Company's American Depository Shares (ADS, each representing 10 B shares) have also been traded on the New York Stock Exchange since 1994.

(In Millions of Indonesian Rupiah and Thousands of U.S. Dollars, Except Share and Tariff Data)

c. Employees, Directors and Commissioners

Based on resolutions at the Annual Stockholders' General Meeting held on May 12, 1999, at the Stockholders' Extraordinary Meeting held on April 20, 2000 and at the Annual Stockholders' General Meeting held on May 10, 2001, the composition of the Board of Commissioners as of December 31, 1999, 2000 and 2001 is as follows:

	1999	2000 and 2001
President Commissioner	Jonathan Limbong Parapak	Wisnu Askari Marantika
Commissioner (independent)	Markus Permadi	Achmad Rivai
Commissioner	Agus Haryanto	Abdul Anshari Ritonga
Commissioner	Sasmito Dirdjo	Soebagijo Soemodihardjo
Commissioner	Munawar Ahmad Zainal Abidin	Muwardi Pangarihutan Simatupang

Based on resolutions at the Company's Stockholders' Extraordinary Meeting held on October 14, 1999 and April 20, 2000, the composition of the Board of Directors as of December 31, 1999, 2000 and 2001 is as follows:

	1999	2000 and 2001
President Director	Indra Setiawan	Hari Kartana
Executive Vice President Corporate Development	Safwan Natanagara	Budi Prasetyo
Executive Vice President, Marketing and Sales	Bambang Sulistyo	Guntur Siregar
Executive Vice President, Operations and Engineering	Ahmad Rivai	Garuda Sugardo
Executive Vice President, Finance and Administration	Mochamad Hasjim Thojib	Dibyanto Habimono Koesoebjono

The Company and its subsidiaries (collectively referred to hereafter as "the Companies") have approximately 2,820 and 5,030 employees, including non-permanent employees, as of December 31, 2000 and 2001, respectively.

d. Structure of the Company's Subsidiaries

The Company has direct and indirect equity ownership in the following subsidiaries:

Name of Subsidiary	Location	Principal Activity	Start of Commercial Operations	Percentage of Ownership 2000 * (%)	Percentage of Ownership 2001 (%)	Total Assets (Before Elimination) 2000 * (Rp)	Total Assets (Before Elimination) 2001 (Rp)
PT Satelit Palapa Indonesia	Jakarta	Telecommunication	1993	-	75.00	-	6,801,563
PT Indosat Multi Media Mobile	Jakarta	Telecommunication	2001	-	99.94	-	2,392,870
Satelindo International Finance B.V.	Amsterdam	Finance	1996	-	75.00	-	2,240,996
PT Satelindo Multi Media	Jakarta	Multimedia	1999	-	74.70	-	9,322

(Forward)

(In Millions of Indonesian Rupiah and Thousands of U.S. Dollars, Except Share and Tariff Data)

Name of Subsidiary	Location	Principal Activity	Start of Commercial Operations	Percentage of Ownership 2000 * (%)	Percentage of Ownership 2001 (%)	Total Assets (Before Elimination) 2000 * (Rp)	Total Assets (Before Elimination) 2001 (Rp)
PT Aplikanusa Lintasarta	Jakarta	Data Communication	1989	-	69.46	-	534,504
PT Indosat Mega Media	Jakarta	Multimedia	2001	99.50	99.64	65,816	278,386
PT Bimagraha Telekomindo	Jakarta	Holding Company	1992	-	100.00	-	247,172
PT Sisindosat Lintasbuana	Jakarta	Information Technology	1990	95.64	95.64	139,401	112,353
PT Asitelindo Data Buana	Jakarta	Multimedia	1997	48.78	48.78	11,418	10,324
PT Indosatcom Adimarga	Jakarta	Telecommunication	2000	95.00	99.94	6,694	9,308
Indosat Japan Co., Ltd.	Tokyo	Broadcasting	-	100.00	-	17,775	-

* before cross-ownership transactions (see Note 4)

PT Satelit Palapa Indonesia ("Satelindo")

Satelindo is engaged in providing Global System for Mobile Communication ("GSM") telecommunication services and international telecommunication facilities and services, satellite communications, satellite transmission, consultancy, tracking, telemetry and command of satellite launch, and repair and maintenance of satellite transmission facilities. The Company's initial investment representing 10% equity interest in Satelindo was made in 1993. In 1995, Satelindo issued 33,333,334 new shares (representing 25% equity interest) with a nominal value of Rp 1,000 per share to Deutsche Telekom Mobilfunk GmbH ("DeTeMobil"), a subsidiary of Deutsche Telekom AG, for Rp 1,300,334 (U.S.$ 586,000). The issuance of the new shares decreased the Company's equity interest in Satelindo to 7.5%. In 1999, DeTeMobil transferred its equity interest in Satelindo to DeTeAsia Holding GmbH ("DeTeAsia"), another wholly-owned subsidiary of Deutsche Telekom AG.

On May 16, 2001, the Company recognized the acquisition of the 22.5% equity interest of Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk ("Telkom") in Satelindo (see Note 4). On May 31, 2001, the Company also acquired 100% equity interest in PT Bimagraha Telekomindo from its stockholders. PT Bimagraha Telekomindo has 45% equity interest in Satelindo. As a result of these transactions, the Company's total equity interest in Satelindo increased to 75% effective May 31, 2001.

Satelindo has 100% equity interest in Satelindo International Finance B.V. and 99.6% equity interest in PT Satelindo Multi Media (formerly PT Nusa Era Persada Jaya).

PT Indosat Multi Media Mobile ("IM3")

IM3, which was established in July 2001, is engaged in providing DCS-1800 mobile cellular services. As of December 31, 2001, the Company has paid to IM3 its capital contribution amounting to Rp 1,728,278.

(In Millions of Indonesian Rupiah and Thousands of U.S. Dollars, Except Share and Tariff Data)

Based on a resolution in IM3's stockholders' extraordinary meeting held on November 20, 2001, the Company transferred to IM3 all of the Company's rights and obligations related to its agreements with third parties (vendors/contractors) regarding the procurement of property and equipment, Subscriber Identification Module ("SIM") card, pulse reload voucher, etc., which were made when IM3 was not yet established and was still part of the Company under its Mobile Division.

Satelindo International Finance B.V. ("SIB")

SIB was incorporated in Amsterdam (The Netherlands) in 1996. SIB is a financing company that only facilitates Satelindo's borrowings from third parties and is not involved in any other activity. On May 30, 2000, SIB issued Guaranteed Floating Rate Bonds (see Note 17).

PT Satelindo Multi Media ("SMM")

SMM was established in 1999. SMM has an in-principle license to operate as a multimedia services provider and a license to operate as an internet services provider.

PT Aplikanusa Lintasarta ("Lintasarta")

Lintasarta is engaged in system data communications services, network applications services which include providing physical infrastructure and software application, and consultation services in data communications and information system for banking and other industries. The Company's initial investment in Lintasarta was made in 1988.

On May 16, 2001, the Company acquired Telkom's 37.21% equity interest in Lintasarta and increased the Company's total equity interest in Lintasarta from 32.25% to 69.46% (see Note 4).

PT Indosat Mega Media ("IMM")

IMM is engaged in providing multimedia services and creating multimedia products and programs. In August 2001, the Company transferred all of its internet business and property and equipment to IMM. The Company also transferred a portion of its internet receivables as of July 31, 2001 to IMM.

PT Bimagraha Telekomindo ("Bimagraha")

Bimagraha is a non-operating holding company. It has 45% equity interest in Satelindo, which is its only equity investment.

PT Sisindosat Lintasbuana ("Sisindosat")

Sisindosat is engaged in providing information technology and computer services and other related services, and acts as an agent for computer software and hardware products. The Company has 95.64% equity interest in Sisindosat, which has 51% equity interest in PT Asitelindo Data Buana.

(In Millions of Indonesian Rupiah and Thousands of U.S. Dollars, Except Share and Tariff Data)

PT Asitelindo Data Buana ("Asiatel")

Asiatel is engaged in audio-text services, and providing hardware and software for telecommunications services.

PT Indosatcom Adimarga ("Indosatcom")

Indosatcom (previously known as PT Indokomsat Lintas Dunia or "Indokomsat"), a wholly-owned subsidiary, is engaged in providing satellite-based telecommunications services and facilities and other related services.

The change of name from PT Indokomsat Lintas Dunia to PT Indosatcom Adimarga has been approved by the Ministry of Justice and Human Rights in its Letter No. C-07094 HT.01.04.TH.2001 dated August 30, 2001.

Indosat Japan Co., Ltd. ("IJCL")

IJCL, a wholly-owned subsidiary incorporated in Tokyo, Japan, was supposed to engage in cable television and radio broadcasting services in Japan. IJCL had not started its commercial operations up to May 1, 2001, when it started to undergo liquidation process which was completed in August 2001.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a. *Basis of Consolidated Financial Statements*

The consolidated financial statements of the Companies have been prepared in accordance with generally accepted accounting principles in Indonesia ("Indonesian GAAP") which differ in certain respects from generally accepted accounting principles in the United States of America ("U.S. GAAP"). A description of these differences and their effects on net income and stockholders' equity are set forth in Notes 40 and 41, respectively. The consolidated financial statements also include additional disclosures (see Note 42) in order to conform more closely to the form and content of financial statements required by the U.S. Securities and Exchange Commission ("SEC").

The consolidated financial statements are presented using the historical cost basis of accounting, except for certain property and equipment which were revalued in 1979, derivative instruments which are stated at fair value and certain investments which are stated at fair value or net assets value, or accounted for under the equity method if the investments are made in associated companies (representing equity interest of at least 20% but not more than 50%).

The consolidated statements of cash flows classify cash receipts and payments into operating, investing and financing activities. The cash flows from operating activities are presented using the direct method as required by the Indonesian Capital Market Supervisory Agency ("BAPEPAM").

The reporting currency used in the consolidated financial statements is Indonesian rupiah.

(In Millions of Indonesian Rupiah and Thousands of U.S. Dollars, Except Share and Tariff Data)

b. *Principles of Consolidation*

The consolidated financial statements include the Company's accounts and those of its subsidiaries (collectively referred to as the "Subsidiaries") as follows:

	Equity Interest (%)	
	2000	2001
Satelindo	-	30.00
• SIB	-	30.00
• SMM	-	29.88
Bimagraha	-	100.00
• Satelindo	-	45.00
- SIB	-	45.00
- SMM	-	44.82
Lintasarta (see Note 5)	69.46	69.46
Sisindosat	95.64	95.64
• Asiatel	48.78	48.78
IJCL	100.00	-
IMM	99.50	99.84
Indosatcom	95.00	99.94
IM3	-	99.94

Effective May 31, 2001, the net assets of Satelindo and its subsidiaries (SIB and SMM) were consolidated as a result of the Company's effective ownership of 75% (see Note 4), while prior to May 31, 2001, the 7.5% investment in Satelindo was accounted for using the cost method (see Note 5).

The accounts of Asiatel were consolidated because its financial and operating policies are controlled by Sisindosat.

The accounts of IJCL were translated into rupiah amounts at the middle rate of exchange prevailing at balance sheet date for balance sheet accounts (JPY 1 to Rp 83.57 as of December 31, 2000) and the average rate during the year for profit and loss accounts (JPY 1 to Rp 70.13 and JPY 1 to Rp 75.79 for 1999 and 2000, respectively). The resulting differences arising from the translations of the financial statements of IJCL are presented as part of "Difference in Foreign Currency Translation" under the Stockholders' Equity section of the consolidated balance sheets. As of December 31, 2001, IJCL had been liquidated (see Note 1d).

Minority interest in Subsidiaries represents the minority stockholders' proportionate share in the equity of the Subsidiaries which are not wholly owned. All significant inter-company transactions and balances were eliminated in consolidation.

c. *Accounting for Acquired Businesses*

The cross-ownership transactions with Telkom (see Note 4) have been accounted for as reorganizations of companies under common control (pooling-of-interests method), taking into account that the Company and Telkom are under the common control of the Government of the Republic of Indonesia. Under the pooling-of-interests method, the historical carrying amounts of the net equities of the entities have been combined, as if they were a single entity for all periods presented, in accordance with Financial Accounting Standards ("SAK") 38, "Accounting for Restructuring among Companies under Common Control". The difference between the net consideration paid or received and book values, net of applicable Income Tax, is shown under Stockholders' Equity as "Difference in Value from Restructuring Transactions of Entities under Common Control".

The acquisition of 100% equity interest in Bimagraha (see Note 4) has been accounted for using the purchase method, in accordance with SAK 22, "Accounting for Business Combinations". Under the purchase method, the excess of the acquisition cost over the fair values of the identifiable net assets acquired at the date of acquisition is recognized as goodwill.

d. *Cash and Cash Equivalents*

Time deposits and other short-term investments with original maturities of three months or less at the time of placement or purchase are considered as "Cash Equivalents".

e. *Allowance for Doubtful Accounts*

Allowance for doubtful accounts is provided based on management's evaluation of the collectibility of the accounts at the end of the year.

f. *Inventories*

Inventories are valued at the lower of cost or net realizable value. The principal method used to determine cost is the moving-average method.

g. *Prepaid Expenses*

Prepaid expenses, mainly rental and insurance, are amortized over the periods benefited using the straight-line method. The non-current portion of prepaid expenses is shown as part of "Non-Current Assets - Others".

h. *Investments*

Investments consist of:

- Investments in associated companies

  Investments in shares of stock wherein the Companies have an equity interest of at least 20% but not exceeding 50% are accounted for by the equity method, whereby the investment

(In Millions of Indonesian Rupiah and Thousands of U.S. Dollars, Except Share and Tariff Data)

cost is increased or decreased by the Companies' share of the net earnings or losses of the investees since the date of acquisition and decreased by dividends received. Equity in net earnings (losses) is being adjusted for the straight-line amortization, over five years, of the difference between the cost of such investment and the Companies' proportionate share in the underlying fair value of the net assets at date of acquisition (goodwill).

At the time an investee that is accounted for under the equity method sells its shares to unrelated parties at a price different from its book value, the investor's net investment in that investee is affected. The investor's net investment is also affected when the contribution to the capital stock of an investee made in foreign currency results in additional paid-in capital representing the difference between the rupiah par value and the rupiah equivalent of the contribution at the date of receipt. The Companies recognize the resultant change in their net investment in the investee by a credit or charge to "Difference in Transactions of Equity Changes in Associated Companies/Subsidiaries", net of applicable Income Tax, after adjusting their equity in the investee to conform with their accounting policies.

- Investments in shares of stock in which the equity interest is less than 20%, and other long-term investments are carried at cost.

- Investments in equity shares which are classified as available-for-sale are recorded at fair value, in accordance with SAK 50, "Accounting for Investments in Certain Securities". Any unrealized gain (loss) at balance sheet date is credited (charged) to "Unrealized Holding Gain/Loss on Marketable Securities", which is a component of Stockholders' Equity and will be recognized as income or loss upon realization.

i. *Property and Equipment*

Property and equipment, except for those revalued in 1979, are stated at cost, which includes certain borrowing costs on funds used to finance property and equipment, less accumulated depreciation and impaiment in value. Borrowing costs are capitalized in accordance with the maximum capitalization provisions in SAK 26. Depreciation of property and equipment is computed using the straight-line method based on the estimated useful lives of the assets as follows:

	Years
Buildings	3 to 20
Submarine cables	15
Earth stations	15
Inland link	15
Switching equipment	15
Telecommunications peripherals	5
Information technology equipment	5 to 10
Office equipment	3 to 6
Building and leasehold improvements	5
Vehicles	5

	Years
Cellular technical equipment	
Base station subsystem	5 to 15
Network switching subsystem	5 to 10
Operating support subsystem	5
Satellite technical equipment	
Satellites	12
Master control station	15
Customer premises equipment	15
Transmission and cross-connection equipment	
Transmission equipment	5 to 24
Cross-connection equipment	8 to 10

Landrights are stated at cost.

The cost of maintenance and repairs is charged to income as incurred; significant renewals and betterment are capitalized. When properties are retired or otherwise disposed of, their carrying values and the related accumulated depreciation are removed from the accounts, and any resulting gains or losses are reflected in income for the year.

The Company also conducts a review to determine whether an impairment loss on its assets has been incurred in accordance with SAK 48, "Impairment of Assets Value", which is effective from January 1, 2000 and requires companies to estimate the recoverable amount of all their assets and recognize the impairment in assets value as a loss in the statements of income whenever the recoverable amount of an asset is lower than its carrying value.

j. *Properties under Construction and Installation*

Properties under construction and installation represent cellular technical equipment, submarine cables, transmission and cross-connection equipment, telecommunications peripherals, inland link, switching equipment, building and leasehold improvements, satellite technical equipment, building, and other equipment under installation.

All borrowing costs, which include interest and foreign exchange differentials that can be attributed to qualifying assets, are capitalized to the cost of properties under construction and installation. Gain on foreign exchange that can be attributed to the qualifying assets is adjusted to the Properties under Construction and Installation account. Capitalization of borrowing costs ceases when the construction or installation is completed and the constructed or installed asset is ready for its intended use.

k. *Goodwill*

At the time the Companies acquire a subsidiary, any excess of acquisition cost over the Companies' interest in the fair value of the subsidiary's identifiable assets, net of liabilities, as of acquisition date is recognized as goodwill. Goodwill is amortized using the straight-line method over five years unless a longer period, not exceeding twenty years from the date of acquisition, can be justified. The Companies review the carrying amount of goodwill whenever events or circumstances indicate that its value is impaired. Impairment loss is recognized as a charge to current operations.

l. Revenue and Expense Recognition

International Calls

Revenues from services are accounted for on the accrual basis. At the end of each year, income from outgoing international calls traffic is recognized on the basis of the actual recorded traffic for the year. Adjustments from Telkom for the last two months of the year are recognized in the following year (actual adjustments made were historically insignificant). Income from international calls traffic from overseas international carriers, for which statements have not been received, is estimated from historical data (differences between the estimated and actual income were historically insignificant).

Operating revenues for interconnection services under contractual sharing agreements (see Note 34) are reported on a net basis, after interconnection expenses and after allocations to overseas international carriers. Operating revenues for interconnections that are not made under contractual sharing agreements, i.e. based on tariff as stipulated by the Government (see Note 33), are reported on a gross basis, before interconnection expenses (see Note 22) but after allocations to overseas international carriers. These interconnection expenses are accounted for as operating expenses in the year these are incurred.

Cellular

Revenues from service connections (connection fees) are recognized as income at the time the connections take place and those from usage and monthly subscription charges are recognized when earned.

Prepaid revenues, which consist of sale of starter packs and pulse reload vouchers, are recognized as follows:

- Starter pack sales are recognized upon delivery of starter packs to distributors, dealers or directly to customers.
- Pulse reload voucher sales to dealers or customers are initially recorded as unearned income and then proportionately recognized as usage revenue based on successful calls made by the subscribers or whenever the unused stored value of the voucher has expired.

Revenues from interconnections with operators (usage revenue) are recognized monthly on the basis of the actual recorded traffic for the month.

MIDI

Satellite revenues are recorded in accordance with the terms and conditions of the transponder lease agreement between Satelindo and each of its customers. Revenue from sale of software and services is recognized when the software is installed or the services are delivered to the customers. Revenue for consulting services is recognized based on the percentage-of-completion method.

Revenues from other MIDI services are recognized when the services are rendered.

Other Services

Revenues from other services are recognized when the services are rendered.

Expenses

Expenses are recognized when incurred (accrual basis).

m. *Personnel Costs*

Personnel costs, which are directly related to the development, construction and installation of property and equipment, are capitalized as part of the cost of such assets. Personnel costs directly related to the maintenance of property and equipment are reflected in maintenance expense.

n. *Pension Plan*

Pension costs are accounted for on a basis consistent with SAK 24, "Accounting for Pension Benefit Cost". Under the defined benefit pension plan, the pension costs are determined by periodic actuarial calculation using the projected-unit-credit method and applying the assumptions on discount rate, expected return on plan assets and annual rate of increase in compensation. The unrecognized net obligation at the date of initial application of SAK 24 is amortized over the estimated average remaining service periods of the employees. On the other hand, under the defined contribution pension plan, the contributions are made by the employees at amounts ranging from 10% - 20% of the employees' basic monthly salaries.

o. *Derivative Instruments*

Effective January 1, 2001, derivative instruments are accounted for in accordance with SAK 55 (as revised), " Accounting for Derivative Instruments and Hedging Activities". SAK 55 establishes the accounting and reporting standards which require that every derivative instrument (including embedded derivatives) be recorded in the balance sheets as either an asset or a liability as measured at fair value of each contract. SAK 55 requires that changes in a derivative's fair value be recognized currently in earnings unless specific hedges allow a derivative's gains and losses to offset related results on the hedged item in the statements of income, and that an entity must formally document, designate and assess the effectiveness of transactions that meet hedge accounting. All of the Companies' derivative instruments are not designated as hedging instruments for accounting purposes.

p. *Foreign Currency Transactions and Balances*

Transactions involving foreign currencies are recorded at the rates of exchange prevailing at the time the transactions are made. At balance sheet date, assets and liabilities denominated in foreign currencies are adjusted to reflect the average buying and selling rates prevailing at such date as published by Bank Indonesia and the resulting gains or losses are credited or charged to current operations, except for foreign exchange differentials that can be attributed to qualifying assets which are capitalized to assets under construction and installation.

(In Millions of Indonesian Rupiah and Thousands of U.S. Dollars, Except Share and Tariff Data)

For December 31, 2000 and 2001, the rates of exchange used were Rp 9,595 to U.S.$ 1 and Rp 10,400 to U.S.$ 1, respectively, computed by taking the average of the last published buying and selling rates of bank notes by Bank Indonesia as of December 29, 2000 and December 31, 2001, respectively.

q. *Tax Expense (Benefit)*

The Companies adopted the liability method in accounting for Income Tax, in accordance with SAK 46, "Accounting for Income Tax". The liability method was adopted to reflect the tax effects of temporary differences between financial reporting and Income Tax purposes, and tax loss carry-over, that will result in taxable amounts or deductible amounts in determining taxable profit of future periods when the carrying amount of the asset or liability is recovered or settled. The tax effects for the year are allocated to current operations, except for the tax effects from transactions which are charged or credited to stockholders' equity (e.g. gain on sale of PT Telekomunikasi Selular, which is credited to stockholders' equity under "Difference in Value from Restructuring Transactions of Entities under Common Control" account). For each of the consolidated entities, the tax effects of temporary differences and tax loss carry-over, which individually are either assets or liabilities, are shown at the applicable net amounts.

r. *Segment Reporting*

For management purposes, the Companies' businesses are grouped into 3 major operating businesses: international calls, cellular and MIDI. Financial information on business segments is presented in Note 36.

s. *Debt Restructuring*

The effect of debt restructuring is accounted for in accordance with SAK 54, which requires the interest expense on the restructured loans to be calculated using the effective interest rates.

t. *Basic Earnings (Loss) per Share and Basic Earnings (Loss) per ADS*

In accordance with SAK 56, "Earnings Per Share", basic earnings (loss) per share is computed by dividing net income (loss) by the weighted average number of shares outstanding during the year. The weighted average number of shares is 1,035,500,000 shares in 1999, 2000 and 2001.

Basic earnings (loss) per ADS is computed by multiplying basic earnings (loss) per share by 10, which is equal to the number of shares per ADS.

u. *Use of Estimates*

The preparation of financial statements in conformity with generally accepted accounting principles requires the management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(In Millions of Indonesian Rupiah and Thousands of U.S. Dollars, Except Share and Tariff Data)

3. TRANSLATIONS OF RUPIAH INTO UNITED STATES DOLLAR

The consolidated financial statements are stated in rupiah. The translations of the rupiah into United States dollar (U.S.$) are included solely for the convenience of the readers, using the average buying and selling rate published by Bank Indonesia (Central Bank) on December 31, 2001 of Rp 10,400 to U.S.$ 1. The convenience translations should not be construed as representations that the rupiah amounts have been, could have been, or could in the future be, converted into U.S. dollar at this or any other rate of exchange.

4. CROSS-OWNERSHIP TRANSACTIONS WITH TELKOM AND ACQUISITION OF BIMAGRAHA

As part of its plans to diversify its business to include mobile/cellular, fixed line, backbone, and internet/multimedia, the Company entered into the following transactions with Telkom on April 3, 2001 to consolidate their cross-ownership in certain companies and to acquire new business:

- the sale of the Company's 35% equity interest in PT Telekomunikasi Selular ("Telkomsel") for the rupiah equivalent of U.S.$ 945,000;

- the acquisition of Telkom's 22.5% equity interest in Satelindo for the rupiah equivalent of U.S.$ 186,000, of which 7.26% equity interest is subject to the pre-emptive rights of another existing stockholder (DeTeAsia);

  Subsequently, DeTeAsia did not exercise its pre-emptive rights but communicated the waiver thereof to Telkom on July 10, 2001.

- the acquisition of Telkom's 37.21% equity interest in Lintasarta, which would increase the Company's total equity interest in Lintasarta to 69.46%, for the rupiah equivalent of U.S.$ 38,000 plus Rp 4,051 of convertible bonds; and

- the acquisition of Telkom's business and assets in Regional Division IV ("KSO Unit IV"), a regional division of Telkom currently operated under a joint operating scheme between Telkom and PT Mitra Global Telekomunikasi Indonesia (see Note 9), for the rupiah equivalent of U.S.$ 375,000.

The transactions with Telkom, involving the sale of the Company's 35% equity interest in Telkomsel, acquisition of Telkom's 37.21% equity interest in Lintasarta, and acquisition of Telkom's 22.5% equity interest in Satelindo, were consummated on May 16, 2001. These transactions were accounted for under the pooling-of-interests method. The difference amounting to Rp 4,359,259 between the net consideration paid or received and the net assets of the investees is shown under the Stockholders' Equity section of the 2001 consolidated balance sheet as "Difference in Value from Restructuring Transactions of Entities under Common Control". The sale of the Company's 35% equity interest in Telkomsel also decreased the related Difference in Transactions of Equity Changes in Associated Companies/Subsidiaries, net of applicable Income Tax, amounting to Rp 297,031 (see Note 9).

(In Millions of Indonesian Rupiah and Thousands of U.S. Dollars, Except Share and Tariff Data)

The KSO Unit IV acquisition has not been consummated as of December 31, 2001 because certain conditions have not been met. The agreement provides a closing date of not later than January 31, 2002 (see Note 38).

Shown below is the summary of revenue, operating income and net income for the companies acquired under the cross-ownership transactions that are included in the Company's results of operations for the following years:

	Satelindo	Lintasarta
1999		
Revenue	Rp -	Rp 280,403
Operating income	-	117,904
Net income	291,304*	63,679
2000		
Revenue	-	324,745
Operating income	-	126,031
Net income (loss)	(265,996)*	81,374
2001		
Revenue	-	119,038
Operating income	-	34,869
Net income (loss)	(87,412)*	21,411

* recorded as part of equity in net income (loss) of associated companies

The intercompany transactions of the Company with each of Satelindo and Lintasarta prior to the acquisition are as follows:

	1999	2000	2001
Satelindo			
Interconnection revenue-sharing	Rp 10,135	Rp 7,668	Rp 4,030
Satellite transponder lease	(5,228)	(6,247)	(5,236)
Lintasarta			
Revenue sharing	3,091	3,236	7,514
Sale of Indefeasible Right of Use ("IRU")	172	172	-
Compensation for the use of Lintasarta's networks	(1,756)	(3,843)	(3,529)

The above intercompany transactions have been eliminated in the Companies' consolidated financial statements.

(In Millions of Indonesian Rupiah and Thousands of U.S. Dollars, Except Share and Tariff Data)

On May 31, 2001, the Company also consummated the acquisition of 100% equity interest in Bimagraha from its shareholders for U.S.$ 248,273 and Rp 1,421,686. This transaction was accounted for using the purchase method. The goodwill arising from this transaction amounted to Rp 2,728,393. The excess of fair values over the carrying values of the underlying net assets of Bimagraha amounted to Rp 1,720,335. Bimagraha has 45% equity interest in Satelindo.

After the direct acquisition from Telkom (22.5%) and the indirect acquisition through Bimagraha (45%), the Company's total equity interest in Satelindo increased from 7.5% to 75%.

Expenditures incurred in connection with the foregoing transactions amounted to Rp 321,445, of which the amount of Rp 259,811 relating to the pooling-of-interests was charged to operations and shown as "Consultancy Fees" in the 2001 consolidated statement of income and the amount of Rp 61,634 relating to the purchase was included as part of the cost of the investment acquired. The unpaid portion of the expenditures amounting to Rp 768 as of December 31, 2001 is shown as part of "Accrued Expenses".

Shown below is the summary of the book/fair values and cost of the assets and liabilities of the equity interests acquired or sold at the time of the acquisition or sale.

	Satelindo				
	Through Telkom (Pooling)	Through Bimagraha (Purchase)	Lintasarta (Pooling)	Telkomsel (Pooling)	Net
Total Assets	Rp 2,072,550	Rp 3,108,825	Rp 360,821	(Rp 1,393,572)	Rp 4,148,624
Excess of fair values over carrying values	-	1,720,335	-	-	1,720,335
Goodwill	-	2,728,393	-	-	2,728,393
Total Liabilities	2,216,617	3,324,925	161,545	-	5,703,087
Stockholders' Equity					
Difference in value from restructuring transactions of entities under common control	(2,092,260)	-	(417,727)	6,869,246	4,359,259
Difference in transactions of equity changes in associated companies/ subsidiaries (net of applicable Income Tax)	265,831	-	-	(297,031)	(31,200)
Retained earnings (deficit)	(365,461)	-	21,627	-	(343,834)

As of December 31, 2001, Telkom has paid Rp 6,002,850 for the net settlement of the cross-ownership transactions and the outstanding receivable from Telkom amounted to Rp 2,408,523 (including interest up to December 31, 2001).

(In Millions of Indonesian Rupiah and Thousands of U.S. Dollars, Except Share and Tariff Data)

5. RESTATEMENT OF 1999 AND 2000 CONSOLIDATED FINANCIAL STATEMENTS

As discussed in Note 4, the Company acquired from Telkom its 22.5% equity interest in Satelindo and 37.21% equity interest in Lintasarta, which were both accounted for using the pooling-of-interests method. These acquisitions increased the Company's direct equity interest in Satelindo from 7.5% to 30% and in Lintasarta from 32.25% to 69.46%. Accordingly, the Company's 1999 and 2000 consolidated financial statements have been restated to include the equity in Satelindo (previously accounted for by the cost method) and to consolidate the net assets of Lintasarta (previously accounted for by the equity method), as if these acquisitions took place at the beginning of the earliest period presented in the consolidated financial statements (1999).

The summary of the changes in the 1999 and 2000 consolidated financial statements is as follows:

	1999		2000	
	As Previously Reported	As Restated	As Previously Reported	As Restated
Consolidated Balance Sheets				
Total assets	Rp 5,755,420	Rp 6,307,108	Rp 7,214,942	Rp 7,314,484
Total liabilities	996,074	3,906,161	1,334,910	3,955,575
Net stockholders' equity	4,759,346	2,400,947	5,880,032	3,358,909
Consolidated Statements of Income				
Operating revenues	2,738,813	3,004,674	2,846,120	2,992,244
Net income	1,379,341	1,594,759	1,804,947	1,642,125
Consolidated Statements of Changes in Stockholders' Equity				
Difference in value from restructuring transactions of entities under common control	-	(2,509,987)	-	(2,509,987)
Difference in transactions of equity changes in associated companies/subsidiaries	298,565	578,570	301,119	581,222
Retained earnings - unappropriated				
Beginning of year	2,314,291 *	1,970,457	3,248,863 *	3,120,446
End of year	3,248,863 *	3,120,446	4,361,378	4,070,139

*) after reclassification of reserve fund to Retained Earnings - Appropriated (see Note 28)

6. CASH AND CASH EQUIVALENTS

This account consists of the following:

	2000 (As Restated - see Note 5)	2001
Cash on hand		
Rupiah	Rp 199	Rp 1,116
U.S. dollar (U.S.$ 3 in 2000 and U.S.$ 8 in 2001)	31	83
	230	1,199

(Forward)

PERUSAHAAN PERSEROAN (PERSERO)
PT INDONESIAN SATELLITE CORPORATION Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
For The Years Ended December 31, 1999, 2000 And 2001
(In Millions of Indonesian Rupiah and Thousands of U.S. Dollars, Except Share and Tariff Data)

	2000 (As Restated - see Note 5)	2001
Cash in banks		
Related parties (see Note 27)		
Rupiah		
PT Bank Negara Indonesia (Persero) Tbk	Rp 596	Rp 38,601
PT Bank Mandiri (Persero)	6,472	34,384
PT Bank Pembangunan Daerah DKI Jakarta	-	7,248
Others	2,039	1,514
U.S. dollar		
PT Bank Mandiri (Persero) (U.S.$ 695 in 2000 and U.S.$ 1,096 in 2001)	6,668	11,396
Others (U.S.$ 4 in 2001)	-	40
Third parties		
Rupiah		
PT Bank Central Asia Tbk	1,393	7,656
Deutsche Bank, Jakarta Branch	-	2,786
Standard Chartered Bank, Jakarta Branch	-	2,305
PT Bank Danamon Indonesia Tbk	237	1,957
PT Bank Bali Tbk	313	1,691
PT Bank Artha Graha	-	1,309
Others	3,289	1,900
U.S. dollar		
Citibank N.A., Jakarta Branch (U.S.$ 3,520 in 2000 and U.S.$ 1,360 in 2001)	33,778	14,149
Deutsche Bank, Jakarta Branch (U.S.$ 1,053 in 2001)	-	10,952
PT Bank Niaga Tbk (U.S.$ 35 in 2000 and U.S.$ 318 in 2001)	334	3,304
Others (U.S.$ 68 in 2000 and U.S.$ 159 in 2001)	651	1,648

(Forward)

PERUSAHAAN PERSEROAN (PERSERO)
PT INDONESIAN SATELLITE CORPORATION Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
For The Years Ended December 31, 1999, 2000 And 2001
(In Millions of Indonesian Rupiah and Thousands of U.S. Dollars, Except Share and Tariff Data)

	2000 (As Restated - see Note 5)	2001
Japanese yen		
The Bank of Tokyo-Mitsubishi, Jakarta Branch (Yen 20,029,594)	Rp 1,674	Rp -
	57,444	142,840
Time deposits		
Related parties (see Note 27)		
Rupiah		
PT Bank Mandiri (Persero)	587,785	2,104,511
PT Bank Negara Indonesia (Persero) Tbk	26,000	380,351
PT Bank Rakyat Indonesia	2,500	61,000
PT Bank Tabungan Negara	6,000	51,200
U.S. dollar		
PT Bank Mandiri (Persero) (U.S.$ 174,160 in 2000 and U.S.$ 105,943 in 2001)	1,671,063	1,101,807
PT Bank Negara Indonesia (Persero) Tbk (U.S.$ 300 in 2000 and U.S.$ 1,100 in 2001)	2,879	11,440
Third parties		
Rupiah		
Deutsche Bank, Jakarta Branch	-	93,155
PT Bank Mega	-	91,500
PT Bank Umum Koperasi Indonesia	1,750	80,000
PT Bank Bumiputera	-	55,000
PT Bank Danamon Indonesia Tbk	5,600	28,000
PT Bank Muamalat Indonesia	6,590	15,000
PT Bank Yuda Bhakti	-	15,000
PT Bank Internasional Indonesia Tbk	4,750	4,750
Others	-	444
U.S. dollar		
Deutsche Bank, Jakarta Branch (U.S.$ 27,000 in 2001)	-	280,800
PT Bank Finconesia (U.S.$ 10,000 in 2001)	-	104,000
Citibank N.A., Jakarta Branch (U.S.$ 153 in 2000 and U.S.$ 1,015 in 2001)	1,471	10,555

(Forward)

(In Millions of Indonesian Rupiah and Thousands of U.S. Dollars, Except Share and Tariff Data)

	2000 (As Restated - see Note 5)	2001
PT Bank Niaga Tbk (U.S.$ 3,735 in 2000 and U.S.$ 500 in 2001)	Rp 35,836	Rp 5,200
PT Bank Muamalat Indonesia (U.S.$ 300 in 2001)	-	3,120
Mees Pierson N.V., The Netherlands (U.S.$ 161 in 2001)	-	1,674
	2,352,224	4,498,507
Total	Rp 2,409,898	Rp 4,642,546

Time deposits denominated in rupiah earned interest at annual rates ranging from 9% to 42% in 1999, from 7.89% to 13.22% in 2000 and from 11% to 17.98% in 2001, while those denominated in U.S. dollar earned interest at annual rates ranging from 5% to 13% in 1999, from 3.5% to 6.84% in 2000 and from 1.25% to 6.84% in 2001.

The interest rates on time deposits in related parties are comparable to those offered by third parties.

7. ACCOUNTS RECEIVABLE - TRADE - TELKOM

This account represents receivables for uncollected international calls, telex and telegram charges to subscribers which were billed by Telkom, net of interconnection charges payable to Telkom for these services and for leased circuits, and other charges (see Note 27).

The aging of the accounts receivable is as follows:

	2000		2001	
Number of Months Outstanding	Amount	Percentage (%)	Amount	Percentage (%)
0 – 3 months	Rp 281,195	82.20	Rp 425,530	69.78
3 – 6 months	19,130	5.59	50,221	8.24
over 6 months	41,771	12.21	134,051	21.98
Total	Rp 342,096	100.00	Rp 609,802	100.00

The changes in the allowance for doubtful accounts provided on the trade accounts receivable from Telkom are as follows:

(In Millions of Indonesian Rupiah and Thousands of U.S. Dollars, Except Share and Tariff Data)

	2000	2001
Balance at beginning of year	Rp 58,674	Rp 50,687
Provisions	2,140	3,298
Write-off	(10,127)	-
Allowance of new subsidiaries acquired	-	27,900
Balance at end of year	Rp 50,687	Rp 81,885

Management believes the established allowance is sufficient to cover possible losses from uncollectible accounts receivable.

8. ACCOUNTS RECEIVABLE - TRADE - THIRD PARTIES

This account consists of the following:

	2000 (As Restated - see Note 5)	2001
Overseas international carriers (including U.S.$ 43,987 in 2000 and U.S.$ 50,429 in 2001)	Rp 384,430	Rp 524,332
Local companies (including U.S.$ 7,115 in 2000 and U.S.$ 16,337 in 2001)	154,843	634,108
Total	539,273	1,158,440
Less allowance for doubtful accounts	28,761	471,606
Net	Rp 510,512	Rp 686,834

The aging of the accounts receivable is as follows:

	2000 (As Restated - see Note 5)		2001	
Number of Months Outstanding	Amount	Percentage (%)	Amount	Percentage (%)
0 – 6 months	Rp 319,998	59.34	Rp 470,509	40.62
7 – 12 months	159,792	29.63	212,051	18.30
13 – 24 months	49,851	9.24	123,678	10.68
over 24 months	9,632	1.79	352,202	30.40
Total	Rp 539,273	100.00	Rp 1,158,440	100.00

A portion of accounts receivable - trade is used as collateral for long-term bank loans obtained by Lintasarta (see Note 16).

(In Millions of Indonesian Rupiah and Thousands of U.S. Dollars, Except Share and Tariff Data)

The changes in the allowance for doubtful accounts provided on the accounts receivable - trade from third parties are as follows:

	2000 (As Restated - see Note 5)	2001
Balance at beginning of year	Rp 23,723	Rp 28,761
Provision	10,163	15,174
Write-off	(5,125)	(210,117)
Allowance of new subsidiaries acquired	-	637,788
Balance at end of year	Rp 28,761	Rp 471,606

There are no significant concentrations of credit risk, except for the trade accounts receivable from Telkom (see Note 7).

Management believes the established allowance is sufficient to cover possible losses from uncollectible accounts receivable.

9. INVESTMENTS IN ASSOCIATED COMPANIES

This account represents the investments in associated companies which are accounted for under the equity method and consists of the following:

	2000 (As Restated - see Note 5)			
	Equity Interest (%)	Cost	Accumulated Equity in Undistributed Net Income (Loss) of Associated Companies/Sale of Investments	Carrying Value
Investments in:				
Telkomsel	35.00	Rp 63,900	Rp 1,142,385 (a)	Rp 1,206,285
PT Mitra Global Telekomunikasi Indonesia	30.55	168,747	(56,380)	112,367
PT Multi Media Asia Indonesia	26.67	56,512	6,976	63,488
PT Electronic Datainterchange Indonesia	49.00	12,250	11,772	24,022
PT Graha Lintas Properti	37.84	16,800	(2,354)	14,446
PT Yasawirya Tama Cipta	40.00	25,000	(15,098)	9,902
PT Menara Jakarta	20.00	10,000	(2,000)	8,000
PT Yasawirya Indah Mega Media	35.00	5,000	(869)	4,131
PT Sistelindo Mitralintas	35.00	525	2,451 (b)	2,976
PT Artajasa Pembayaran Elektronis	40.00	2,400	(467)	1,933
PT Intikom Telepersada	46.00	1,159	(412)	747
PT Swadharma Marga Inforindo	20.00	100	460 (c)	560
PT Kalimaya Perkasa Finance	30.00	3,450	(2,913)	537
PT Satelit Palapa Indonesia	30.00	40,000	(40,000)	-
Cambodian Indosat Telecommunications S.A.	49.00	14,697	(14,697)	-
Total		420,540	1,028,854	1,449,394
Less allowance for decline in value		37,016	-	37,016
Net		Rp 383,524	Rp 1,028,854	Rp 1,412,378

(a) *net of cash dividend amounting to Rp 35,061 in 2000*
(b) *net of cash dividend amounting to Rp 281 in 2000*
(c) *net of cash dividend amounting to Rp 72 in 2000*

(In Millions of Indonesian Rupiah and Thousands of U.S. Dollars, Except Share and Tariff Data)

	2001						
	Equity Interest (%)		Cost		Accumulated Equity in Undistributed Net Income (Loss) of Associated Companies/Sale of Investments		Carrying Value
Investments in:							
PT Mitra Global Telekomunikasi Indonesia	30.55	Rp	168,747	(Rp	109,538)	Rp	59,209
PT Multi Media Asia Indonesia	26.67		56,512	(	212)		56,300
PT Electronic Datainterchange Indonesia	49.00		12,250		14,590 *(d)*		26,840
PT Graha Lintas Properti	37.84		16,800	(	2,354)		14,446
PT Yasawirya Tama Cipta	40.00		25,000	(	15,098)		9,902
PT Menara Jakarta	20.00		10,000	(	2,000)		8,000
PT Yasawirya Indah Mega Media	35.00		5,000	(	869)		4,131
PT Sistelindo Mitralintas	35.00		525		2,679 *(e)*		3,204
PT Artajasa Pembayaran Elektronis	40.00		2,400	(	1,163)		1,237
PT Intikom Telepersada	46.00		1,159	(	475)		684
PT Swadharma Marga Inforindo	20.00		100		547 *(f)*		647
PT Kalimaya Perkasa Finance	30.00		3,450	(	2,913)		537
PT Mediagate Indonesia	40.00		100		-		100
Telkomsel	35.00		63,900	(	63,900) *(g)*		-
Cambodian Indosat Telecommunications S.A.	49.00		14,697	(	14,697)		-
Total			380,640	(	195,403)		185,237
Less allowance for decline in value			93,316		-		93,316
Net		Rp	287,324	(Rp	195,403)	Rp	91,921

(d) net of cash dividend amounting to Rp 2,575 in 2001
(e) net of cash dividend amounting to Rp 283 in 2001
(f) net of cash dividend amounting to Rp 96 in 2001
(g) sale of investment - see Note 4

The changes in the carrying value of the investments in associated companies in 2000 and 2001 are as follows:

		2000		2001
Equity in net income of associated companies (net of Rp 56,633 in 2000 representing the Company's equity in net loss in excess of the carrying value of the investment in Satelindo) (see Notes 5 and 15)	Rp	140,104	Rp	132,268
Additional investments		2,400		100
Sale of investments		-	(	1,393,571)
Provision for decline in value of investments		-	(	56,300)
Cash dividends received from associated companies	(	35,414)	(	2,954)
Increase in equity investment in Telkomsel due to the difference between the rupiah par value and the rupiah equivalent of the capital contribution in U.S. dollar		3,649		-

(Forward)

(In Millions of Indonesian Rupiah and Thousands of U.S. Dollars, Except Share and Tariff Data)

	2000		2001	
Increase in Satelindo's excess of equity transactions of subsidiaries arising from the translation of the financial statements of SIB from U.S. dollar to rupiah	Rp	140	Rp	-
Net	Rp	110,879	(Rp	1,320,457)

The economic condition faced by Indonesia (see Note 37) has substantially affected the Companies' long-term investments in associated companies. Due to the decline in the value of its investments, the Company provided an additional allowance amounting to Rp 56,300 in 2001 which the Company believes is adequate to cover possible losses on the investments.

PT Mitra Global Telekomunikasi Indonesia ("MGTI")

MGTI, established in 1995, has taken over from Telkom the operation of the Central Java Division of Telkom starting January 1, 1996 up to December 31, 2010 under a Joint Operation Scheme ("KSO Unit IV") (see Notes 4 and 38b).

The Company's investment in shares of MGTI is used as collateral to bank loans obtained by MGTI to finance, among others, the construction of the telephone lines committed by MGTI to Telkom. The loans will mature on December 31, 2005.

PT Multi Media Asia Indonesia ("M2A")

M2A, established in 1997, is engaged in providing satellite-based telecommunications services. Based on a subscription agreement dated April 28, 1997 among the Company, PT Pacific Satelit Nusantara ("PSN") and M2A ("the Parties"), it was agreed that the Company would participate as a stockholder of M2A, which was previously wholly owned by PSN, by acquiring 485,000,000 new shares of M2A with an aggregate nominal value of U.S.$ 20,000, representing 26.67% equity interest in M2A. The parties also agreed that the Company's investment in M2A would not be less than 20% of the fully-paid capital if M2A issued its new shares to Telkom and allocated not more than 5% of the fully-paid capital to the Government of the Republic of Indonesia.

Since the Company and PSN paid their investments in U.S. dollar, the difference in the rupiah par value and the rupiah equivalent of the U.S. dollar payments increased the stockholders' equity of M2A. As of December 31, 1998, the Company's investment in M2A correspondingly increased by Rp 5,842 which is reflected as part of "Difference in Transactions of Equity Changes in Associated Companies/Subsidiaries".

PT Electronic Datainterchange Indonesia ("EDI")

EDI, an associated company of Sisindosat, was established in 1995 to provide electronic data interchange services for the Jakarta (Tanjung Priok) Port Authority and other telecommunications usage services. In 1998, Sisindosat subscribed to additional shares for Rp 8,036 in connection with the call for an increase in the subscribed capital stock of EDI as agreed in the stockholders' meeting held in 1998.

(In Millions of Indonesian Rupiah and Thousands of U.S. Dollars, Except Share and Tariff Data)

In 2000, EDI, together with another party, established a securities company known as PT Adhikarsa Sentra Sekuritas (AKSES). EDI has 80% equity interest in AKSES.

In 2001, Sisindosat received cash dividend amounting to Rp 2,575 from EDI.

PT Graha Lintas Properti ("GLP")

GLP, an associated company of Sisindosat, was established in 1995 to handle the construction of an office building known as "Gedung Sapta Pesona B".

Based on a resolution at the extraordinary meeting of the stockholders of GLP in 1999, the stockholders resolved to decrease the issued share capital of GLP from Rp 48,000 to Rp 44,000 by decreasing one of its stockholders' shares. The decrease in the issued shares increased Sisindosat's investment in GLP from 35% to 37.84%.

The economic difficulties faced by Indonesia (see Note 37) have affected the development of GLP's construction project, which has been discontinued since December 1998.

PT Yasawirya Tama Cipta ("YTC")

In 1996, the Company acquired 1,356 shares of YTC, a company which provides multimedia services. The acquisition cost of the shares was greater by Rp 15,636 than the Company's equity interest in YTC at the time of the acquisition.

Based on the minutes of meetings of YTC's stockholders held in 1996, YTC capitalized its additional paid-in capital to capital stock represented by 15,963 shares. As a result of this capitalization, the Company's shares increased by 6,385 shares.

Based on the minutes of the extraordinary meeting of YTC's stockholders held on February 23, 1999, the stockholders resolved to issue 23,256 new shares of YTC. The Company subscribed to 10,372 shares for Rp 4,460.

PT Menara Jakarta ("MJ")

In 1996, IMM and other parties established MJ, a company that will construct and operate building towers and related facilities.

The economic difficulties faced by Indonesia (see Note 37) have affected the development of MJ's construction projects, which have been discontinued since the end of 1997.

PT Yasawirya Indah Mega Media ("YIMM")

In 1997, IMM and YTC established YIMM, a company that provides multimedia entertainment and other related facilities.

(In Millions of Indonesian Rupiah and Thousands of U.S. Dollars, Except Share and Tariff Data)

In 1997, YIMM entered into a joint venture agreement with *Badan Pelaksana Pengelolaan dan Pengembangan Taman Mini Indonesia Indah* ("BP3 TMII") to build, transfer and operate ("BTO") Tanah Airku Theatre, a theatre that provides multimedia entertainment. BP3 TMII agreed to provide the land and YIMM agreed to build and then transfer the ownership of the theatre to BP3 TMII. In June 1998, YIMM transferred the ownership of the theatre and all of its facilities to BP3 TMII and at the same time, YIMM received the right to operate the theatre from BP3 TMII. As resolved at an extraordinary meeting of the stockholders of YIMM, the stockholders approved to issue 4,286 new YIMM shares to BP3 TMII, which represent 30% equity interest in YIMM. As a result of the issuance of new shares, the equity interest of IMM in YIMM decreased from 50% to 35%. The theatre began its commercial operations in September 1998.

In 1998, IMM purchased 180 convertible bonds of YIMM with a nominal value of Rp 100 each. The bonds will mature in five years and earn interest at the rate of 29% per annum. Ten percent (10%) of the interest will be paid on a semi-annual basis, while the remainder will be paid when the bonds mature. At the maturity date, IMM has the option to convert a part or all of the bonds into YIMM's shares. The conversion price of the bonds shall be the market value of the shares at the time of conversion, but should not exceed Rp 18,000.

The convertible bonds of YIMM are secured by YIMM shares owned by YTC, personal guarantee from one of YTC's stockholders, assets of YIMM which are not handed over to TMII and accounts receivable of YIMM.

PT Sistelindo Mitralintas ("Sistelindo")

In 1994, Sisindosat and other parties established Sistelindo, a company that provides domestic and international Value Added Network Services ("VANS") based on IBM Intelligent Network ("IIN").

Sisindosat received cash dividends from Sistelindo amounting to Rp 281 and Rp 283 in 2000 and 2001, respectively.

PT Artajasa Pembayaran Elektronis ("APE")

Lintasarta has 40% equity interest in APE, a company engaged in telecommunication and information services.

On January 2, 2002, Lintasarta entered into several transfer agreements with APE whereby Lintasarta will transfer certain assets consisting of property and equipment, rights of use of data communication equipment and application services, with a total value of Rp 30,286 in exchange for APE's shares of stock that would increase Lintasarta's equity interest in APE from 40% to 65%. This transaction has been approved by Lintasarta's stockholders in the extraordinary general meeting held on December 12, 2001, and is covered by notarial deed No. 49 dated December 12, 2001 of Teddy Anwar S.H.

PT Intikom Telepersada ("Intikom")

In 1997, Sisindosat acquired 46% equity interest in Intikom. The acquisition cost of the shares was greater by Rp 164 than Sisindosat's equity interest in Intikom at the time of the acquisition. Intikom was established in 1990 and is engaged in, among others, assembling, installation and trading of telecommunication equipment.

(In Millions of Indonesian Rupiah and Thousands of U.S. Dollars, Except Share and Tariff Data)

PT Swadharma Marga Inforindo ("SMI")

Lintasarta has 20% equity interest in SMI, a company domiciled in Jakarta and is engaged in telecommunication and information services.

Lintasarta received cash dividends amounting to Rp 72 and Rp 96 in 2000 and 2001, respectively.

PT Kalimaya Perkasa Finance ("Kalimaya")

In 1996, Sisindosat acquired shares in Kalimaya, which is engaged in multifinance activities such as factoring, leasing and consumer financing.

PT Mediagate Indonesia ("MGI")

In 2001, Indosatcom acquired 40% equity interest in MGI, a company engaged in, among others, construction, trading, transportation and other activities.

Telkomsel

Telkomsel was established in 1995 and is engaged in the provision of GSM telecommunications services. Telkomsel holds a license to provide GSM services with national coverage.

As of December 31, 2000, the Company recognized an increase of Rp 420,681 in its investment arising from the additional paid-in capital that resulted from the additional investment in U.S. dollars made by one of Telkomsel's stockholders. This increase is reflected as part of "Difference in Transactions of Equity Changes in Associated Companies/Subsidiaries" in the Stockholders' Equity section of the 2000 consolidated balance sheet.

In 2000, the Company earned cash dividend from Telkomsel amounting to Rp 35,061 (part of "Due from Related Parties" as of December 31, 2000).

On May 16, 2001, the Company sold to Telkom its full equity interest in Telkomsel (see Note 4).

Cambodian Indosat Telecommunications S.A. ("Camintel")

The Company's investment in Camintel, a joint venture between the Company and the Kingdom of Cambodia, was made in 1995. The main business of the joint venture is to undertake the rehabilitation, expansion, operation and maintenance of telecommunications facilities formerly owned by United Nations Transitional Authority in Cambodia ("UNTAC"), and to provide telecommunications and other services in Cambodia.

(In Millions of Indonesian Rupiah and Thousands of U.S. Dollars, Except Share and Tariff Data)

10. OTHER LONG-TERM INVESTMENTS

This account consists of the following:

	2000 (As Restated - see Note 5)	2001
Investments in:		
Shares of stock accounted for under the cost method – net	Rp 223,726	Rp 317,403
Convertible bonds – net	85,000	85,000
International satellite organization	11,241	-
Equity securities which are available for sale	99	99
Total	Rp 320,066	Rp 402,502

a. Investments in shares of stock which are accounted for under the cost method

	2000 (As Restated - see Note 5)			
	Equity Interest (%)	Cost	Sale	Carrying Value
PT Pramindo Ikat Nusantara	13.00	Rp 162,021	Rp -	Rp 162,021
PT Datakom Asia	5.00	50,000	-	50,000
ICO Global Communications (Holdings) Limited	0.87	49,977	-	49,977
AlphaNet Telecom Inc.	14.50	32,149	-	32,149
U.S.A. Global Link, Inc.	19.05	26,249	-	26,249
PT Multimedia Nusantara	15.00	3,750	-	3,750
The International Mobile Satellite Organization	0.40	3,347	-	3,347
PT Patra Telekomunikasi Indonesia	10.00	2,000	-	2,000
PT Indoprima Mikroselindo	17.33	1,377	-	1,377
ASEAN Cableship Pte. Ltd.	16.67	1,265	-	1,265
Acasia Communications Sdn. Bhd.	16.74	1,237	-	1,237
ASEAN Telecom Holding Sdn. Bhd.	17.60	129	-	129
PT Bangtelindo	2.40	150	(150)	-
Total		333,651	(150)	333,501
Less allowance for decline in value		109,775	-	109,775
Net		Rp 223,876	(Rp 150)	Rp 223,726

	2001	
	Equity Interest (%)	Cost/ Carrying Value [1])
PT Pramindo Ikat Nusantara	13.00	Rp 162,021
The International Telecommunications Satellite Organization [2])	0.37	97,427

(Forward)

(In Millions of Indonesian Rupiah and Thousands of U.S. Dollars, Except Share and Tariff Data)

	2001		
	Equity Interest (%)		Cost/ Carrying Value [1]
PT Datakom Asia	5.00	Rp	50,000
ICO Global Communications (Holdings) Limited	0.87		49,977
AlphaNet Telecom Inc.	-		32,149
U.S.A. Global Link, Inc.	19.05		26,249
PT Multimedia Nusantara	15.00		3,750
The International Mobile Satellite Organization	0.40		3,347
PT Patra Telekomunikasi Indonesia	10.00		2,000
PT Indoprima Mikroselindo	17.33		1,377
ASEAN Cableship Pte. Ltd.	16.67		1,265
Acasia Communications Sdn. Bhd.	16.74		1,237
ASEAN Telecom Holding Sdn. Bhd.	17.60		129
Total			430,928
Less allowance for decline in value			113,525
Net		Rp	317,403

[1]) there is no sale of investment/adjustment in 2001

[2]) reclassified from "Investment in International Satellite Organization"

b. Investments in convertible bonds

As of December 31, 2000 and 2001, this account consists of:

PT Cipta Televisi Pendidikan Indonesia	Rp	150,000
AlphaNet Telecom Inc.		71,441
YIMM		18,000
Total		239,441
Less allowance for decline in value		154,441
Net	Rp	85,000

c. Investment in international satellite organization

This account represents investment in The International Telecommunications Satellite Organization, which was reclassified in 2001 as an investment in shares of stock accounted for under the cost method.

d. Equity securities which are available for sale

As of December 31, 2000 and 2001, this account consists of:

PT Bank Negara Indonesia (Persero) Tbk ("BNI")	Rp	89
Telkom		10
Total	Rp	99

(In Millions of Indonesian Rupiah and Thousands of U.S. Dollars, Except Share and Tariff Data)

The current economic condition faced by Indonesia (see Note 37) has substantially affected the Companies' other long-term investments. Consequently, the Companies provided an allowance for decline in value of their investments in shares of stock accounted for under the cost method and in convertible bonds amounting to Rp 264,216 and Rp 267,966 as of December 31, 2000 and 2001, respectively, which the management believes is adequate to cover possible losses on the investments.

PT Pramindo Ikat Nusantara ("PIN")

In 1997, the Company acquired 13% equity interest in PIN from shares owned by PT Astratel Nusantara, PT Intertel Pratamamedia and Koperasi Pegawai Kantor Pusat Departemen Pariwisata, Pos dan Telekomunikasi. Under a Joint Operation Scheme ("KSO"), PIN has taken over from Telkom the operations of Telkom's Regional Division I (Sumatra) starting January 1, 1996 to December 31, 2010.

In 1998, the Company increased its capital contribution in PIN by U.S.$ 1,625 due to a call for payment from PIN. In 1999, PIN increased its issued capital stock from U.S.$ 110,500 to U.S.$ 118,000 by issuing 750,000 new shares with aggregate amount of U.S.$ 7,500. The Company's portion of this increase that amounts to U.S.$ 975 was paid on March 30, 1999.

Telkom is currently in the process of purchasing all issued and paid-up ordinary shares of PIN (see Note 38).

The International Telecommunications Satellite Organization ("Intelsat")

Intelsat is an international organization providing worldwide telecommunications satellite services. The Company's investment in Intelsat was made in 1985. Intelsat provided its investors with a fixed rate of return, which was adjusted annually. The annual rate at which the Company recognized income on its investment in Intelsat was 21% in 2000 and 30% in 2001.

In March 2001, the Company sold a portion of its equity interest in Intelsat, which resulted to a decrease in its equity interest in Intelsat to 0.34%.

On July 18, 2001, Intelsat became a private company. The Company's capital contributions in Intelsat totalling U.S.$ 11,567 were converted into 1,686,270 shares and became the basis of recording the investment under the cost method.

PT Datakom Asia ("DA")

DA is the holding company for the companies in the Datakom group of companies engaged in direct satellite broadcasting, post-production services and integrated radio telecommunications services.

In 1997, the Company purchased 5% equity interest in DA at the price of Rp 50,000 under the condition that DA or another appointed party would repurchase the Company's 5% equity interest in DA at the price of Rp 50,000 plus interest if the Company could not exercise its option to subscribe to additional DA shares because DA failed to undertake its initial public offering ("IPO") of its shares by December 31, 1999. The interest rate is based on the average interest rate of three banks each, owned by the Government and the private sector, computed from the date the Company paid for its 5% equity interest. As of December 31, 2001, the Company has not yet finished its negotiations with DA on the repurchase as a result of the inability of DA to undertake its IPO by December 31, 1999.

(In Millions of Indonesian Rupiah and Thousands of U.S. Dollars, Except Share and Tariff Data)

ICO Global Communications (Holdings) Limited ("I-CO")

In 1995, the Company and I-CO, Inmarsat's subsidiary that is domiciled in the Bahamas, signed an agreement for the Company to subscribe to 200,000 I-CO shares at U.S.$ 100 each. I-CO provides satellite constellation and related mobile services from, and based on, the satellites.

In 1998, the Board of I-CO, through its Financing Committee, approved to issue 8 bonus shares for each share owned by all I-CO stockholders. The Company, which previously owned 200,000 shares of I-CO, now owns 1,800,000 shares. However, since I-CO had a public offering of its shares, the Company's equity interest in I-CO decreased from 1.37% to 0.87%.

AlphaNet Telecom Inc. ("ATI")

ATI, a company incorporated in Canada, is engaged in the design, development, installation, operation and worldwide marketing of fax messaging and information service to business travelers, the hotel industry and users of personal computers and personal digital assistants. "Inn Fax", "Follow Fax" and "Follow Fax PC" are the registered trademarks of ATI.

Based on a share-purchase agreement in 1997 between the Company and AlphaNet Technology Corporation ("ATC"), one of the current stockholders of ATI, the Company purchased 1,750,000 ATI common shares at Canadian dollars ("CAD") 9 each. This initial investment of CAD 15,750,000 represented 17.05% equity interest in ATI.

The Company's equity interest in ATI subsequently decreased to 16.91% due to the exercise of stock options by ATI employees in 1997. In 1998, ATI issued 1,338,000 new shares through special warrant financing. As a result of the issuance of these new shares, the Company's equity interest in ATI decreased further to 14.5%.

In a separate agreement, the Company purchased convertible bonds of ATI at the principal amount of CAD 35,000,000. The bonds were issued in September 1997 and will mature on September 13, 2002. The bonds earn quarterly interest at the Bank of Canada annual prime-lending rate adjusted annually on each anniversary date of the issue date to the rate prevailing on that day. The principal amount of the bonds is convertible into ATI's shares of stock at any time up to the maturity date at the conversion price of CAD 17.50 per share.

In 1999, based on a resolution of its Board of Directors, ATI announced that it had filed an announcement of bankruptcy with the Toronto Stock Exchange. Based on this fact, the Company provided 100% allowance for losses on its investments in ATI.

As a result of ATI's liquidation process, the Company received on March 9, 2001 the amount of Rp 12,923 (CAD 2,028,670) from the sale of ATI's assets. This amount was included in "Other Income (Expenses) - Others, net" account in the 2001 consolidated statement of income. The liquidation process of ATI is expected to be completed in 2002.

(In Millions of Indonesian Rupiah and Thousands of U.S. Dollars, Except Share and Tariff Data)

U.S.A. Global Link, Inc. ("Global Link")

In 1996, Sisindosat acquired 200,000 shares of Global Link, a company incorporated in the USA and engaged mainly in the provision of callback services. The acquisition cost of the shares was greater by Rp 44,507 than Sisindosat's equity interest in Global Link at the time the investment was made.

In 1997, Global Link issued 50,000 new shares that were subscribed by a third party through a private placement. The issuance of the new shares decreased Sisindosat's equity interest from 20% to 19.05%.

As resolved in the Annual General Meeting of the Stockholders of Sisindosat held on June 15, 2001, the stockholders agreed to liquidate Global Link based on the request of the primary stockholder of Global Link.

PT Multimedia Nusantara ("Metra")

In 1997, IMM and other parties established Metra, which is engaged in pay-television and multimedia information service.

The International Mobile Satellite Organization ("Inmarsat")

Inmarsat is an international organization providing worldwide telecommunications satellite services for mobile (maritime/aeronautical) telecommunications facilities. The Company's 0.22% equity interest in Inmarsat was initially made in 1987 and increased to 0.4% in 1997.

In 1999, Inmarsat became a private company. The Company's capital contributions in Inmarsat totalling U.S.$ 2,949 were converted into 39,661 shares and became the basis of recording the investment under the cost method.

PT Patra Telekomunikasi Indonesia ("Patrakomindo")

In 1995, the Company, Telkom, PT Elnusa (a related party) and two other companies entered into an agreement to establish Patrakomindo, a joint venture company engaged in providing satellite communications system services and related facilities to the petroleum industry. Patrakomindo started operations in 1996.

PT Indoprima Mikroselindo ("Primasel")

The Company's investment in Primasel was made in 1996. Primasel shall engage in providing telecommunications services of Personal Communications Service/Personal Communications Network - Personal Handy Telephone System ("PHS") in East Java Region. The Company's investment amounting to Rp 4,600 represents 21.05% equity interest in Primasel.

Based on a resolution at the extraordinary meeting of the stockholders of Primasel in 1999, the stockholders agreed to convert into Primasel shares a part of Primasel's credit from an existing stockholder-supplier. The conversion of the supplier's credit into shares decreased the Company's equity interest in Primasel from 21.05% to 17.33%.

As of December 31, 2001, Primasel has not started yet its commercial operations although it has obtained its operating license from the Government of the Republic of Indonesia.

(In Millions of Indonesian Rupiah and Thousands of U.S. Dollars, Except Share and Tariff Data)

ASEAN Cableship Pte. Ltd. ("ACPL")

The Company's investment in ACPL was made in 1986. ACPL, which was founded by the telecommunications authorities of the six members of the Association of South East Asian Nations ("ASEAN"), is engaged in providing services related to the repair and maintenance of submarine cables.

Acasia Communications Sdn. Bhd. ("Acasia")

The Company's investment in Acasia was made in 1995. Acasia, which is incorporated in Malaysia, was founded in 1995 by the telecommunications carriers of five ASEAN member countries and is primarily engaged in telecommunications services and other related services.

In 1997, Acasia issued 3,105,625 new shares to its stockholders of which the Company took 525,000 shares. The issuance of the new shares resulted to the increase in the Company's equity interest from 14.68% to 16% since one of the stockholders did not take its entire portion.

In 1998, the Company acquired 123,127 shares of Acasia which were previously owned and unpaid by the other stockholders. By acquiring these shares, the Company's equity interest in Acasia increased from 16% to 16.74%.

ASEAN Telecom Holding Sdn. Bhd. ("ATH")

The Company's investment in ATH was made in 1996. ATH, which is incorporated in Malaysia, was founded in 1995 by the telecommunications carriers of five ASEAN member countries and is primarily engaged in corporate telecommunications and other related services. In 1996, ATH issued 25,000 new shares to Jabatan Telekom Brunei. The issuance of the new shares decreased the Company's equity interest in ATH from 20% to 16.67%.

In 1997, ATH issued 426,750 new shares to its existing stockholders. The Company and other stockholders subscribed to 71,125 shares each, but since one of the stockholders did not take all of its portion and a part of it was taken by the Company and the other stockholders, the Company's equity interest in ATH increased from 16.67% to 17.6%.

PT Cipta Televisi Pendidikan Indonesia ("CTPI")

CTPI is engaged in television broadcasting and other related services or activities. In 1997, the Company subscribed to 15 convertible bonds of CTPI at the nominal value of Rp 10,000 each. The bonds will mature on October 15, 2002 and earn semi-annual interest at the rate of 7% per annum. The bonds shall be converted into CTPI's shares of stock immediately after CTPI's net worth equals to or exceeds Rp 575,000 and its price-earnings ratio becomes 10.

(In Millions of Indonesian Rupiah and Thousands of U.S. Dollars, Except Share and Tariff Data)

In the event that the net worth in any year during the five-year term of the bonds is less than Rp 546,000:

(a) CTPI will, at the option of the Company by sending a redemption notice to CTPI, redeem all bonds held by the Company at a redemption amount calculated so as to give the Company an additional interest of 19% or a total interest of 26% per annum (compounded from the issue date up to and including the redemption date which shall be the date falling 14 days after the date of the Redemption Notice) for the bonds, together with all unpaid interest accrued thereon; or

(b) The Company may sell and/or otherwise transfer to the controlling stockholder of CTPI all bonds held by the Company at an amount calculated so as to give the Company an additional interest of 19% or a total interest of 26% per annum (compounded from the issue date up to and including the date of transfer of the relevant bonds) for the bonds, together with all unpaid interest accrued thereon.

In the event that the targeted net worth will equal to or be more than Rp 575,000 but the price-earnings ratio of 10 is not achieved so that CTPI fails to undertake the Initial Public Offering ("IPO") by December 31, 2000, then within 3 months from December 31, 2000, the Company can exercise one of the two options stated above, plus an option that the Company may convert the bonds into shares, at the latest, on the maturity date of the bonds. The conversion price applicable shall be the nominal value per share. CTPI failed to undertake its IPO by December 31, 2000. As of December 31, 2001, the Company has not yet decided on what option to take.

The stockholders of CTPI guarantee to purchase and pay the bonds at the value stated above in the event that CTPI fails to achieve the above conditions and the Company requires CTPI to redeem the bonds.

PT Bangtelindo

The Company's investment in PT Bangtelindo was made in 1994. PT Bangtelindo is primarily engaged in providing consultancy services on the installation and maintenance of telecommunications facilities and construction services for telecommunications installations.

As resolved at the extraordinary meeting of the stockholders of PT Bangtelindo in 1997, the stockholders of PT Bangtelindo agreed to issue 2,151 new shares to a new stockholder and one of the existing stockholders. The issuance of these new shares decreased the Company's equity interest in PT Bangtelindo from 15% to 2.4%.

Based on a sale-and-purchase agreement dated May 9, 2000, the Company sold all of its shares in PT Bangtelindo for Rp 188.

PERUSAHAAN PERSEROAN (PERSERO)
PT INDONESIAN SATELLITE CORPORATION Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
For The Years Ended December 31, 1999, 2000 And 2001
(In Millions of Indonesian Rupiah and Thousands of U.S. Dollars, Except Share and Tariff Data)

11. PROPERTY AND EQUIPMENT

The details of property and equipment are as follows:

2000 (As Restated – see Note 5)

	Balance at Beginning of Year	Transactions during the Year: Additions	Deductions	Reclassifications	Balance at End of Year
Carrying Value					
Landrights	Rp 73,143	Rp 8,566	Rp -	Rp -	Rp 81,709
Buildings	133,061	1,862	78	3,334	138,179
Submarine cables	625,407	-	-	107,274	732,681
Earth stations	112,063	-	18	-	112,045
Inland link	79,511	-	4,394	3,063	78,180
Switching equipment	164,755	1,947	-	6,692	173,394
Telecommunications peripherals	519,472	118,910	63	8,047	646,366
Office equipment	155,353	25,771	6,928	6,004	180,200
Building and leasehold improvements	77,591	5,673	-	-	83,264
Vehicles	4,549	2,812	659	-	6,702
Properties under construction and installation	142,132	110,305	17,357	(134,414)	100,666
Total	2,087,037	275,846	29,497	-	2,333,386
Accumulated Depreciation					
Buildings	37,198	9,108	-	-	46,306
Submarine cables	62,764	49,329	-	-	112,093
Earth stations	52,981	6,401	-	-	59,382
Inland link	8,359	5,022	-	-	13,381
Switching equipment	52,072	12,697	-	-	64,769
Telecommunications peripherals	265,011	76,347	63	-	341,295
Office equipment	94,810	21,137	4,770	-	111,177
Building and leasehold improvements	48,241	8,811	77	-	56,975
Vehicles	3,103	1,000	520	-	3,583
Total	624,539	189,852	5,430	-	808,961
Net Book Value	Rp 1,462,498				Rp 1,524,425

2001

	Balance at Beginning of Year	Transactions during the Year: Additions	Deductions	Reclassifications	New Subsidiaries Acquired	Balance at End of Year
Carrying Value						
Landrights	Rp 81,709	Rp 100,271	Rp -	Rp -	Rp 33,271	Rp 215,251
Buildings	138,179	65,628	489	3,142	58,974	265,434
Submarine cables	732,681	(46,630)	-	-	-	686,051
Earth stations	112,045	-	3,625	-	-	108,420

(Forward)

PERUSAHAAN PERSEROAN (PERSERO)
PT INDONESIAN SATELLITE CORPORATION Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
For The Years Ended December 31, 1999, 2000 And 2001
(In Millions of Indonesian Rupiah and Thousands of U.S. Dollars, Except Share and Tariff Data)

	2001					
		Transactions during the Year				
	Balance at Beginning of Year	Additions	Deductions	Reclassifications	New Subsidiaries Acquired	Balance at End of Year
Inland link	Rp 78,180	Rp -	Rp -	Rp -	Rp -	Rp 78,180
Switching equipment	173,394	1,682	-	17,010	48,220	240,306
Telecommunications peripherals	646,366	123,147	3,162	9,721	7,768	783,840
Information technology equipment	-	30,364	227	43,926	352,694	426,757
Office equipment	180,200	504,162	1,327	10,297	81,220	774,552
Building and leasehold improvements	83,264	27,742	1,285	232	64,053	174,006
Vehicles	6,702	13,437	3,020	-	11,319	28,438
Cellular technical equipment						
Base station subsystem	-	1,384,805	-	132,022	3,183,613	4,700,440
Network switching subsystem	-	281,387	-	82,375	1,600,578	1,964,340
Operating support subsystem	-	287,525	-	1,571	106,241	395,337
Satellite technical equipment						
Satellites	-	315,596	-	11,159	538,581	865,336
Master control station	-	50,356	-	68	82,058	132,482
Customer premises equipment	-	8,119	-	399	56,374	64,892
Transmission and cross connection equipment						
Transmission equipment	-	50,358	-	31,675	321,642	403,675
Cross-connection equipment	-	12,284	-	-	11,079	23,363
Properties under construction and installation	100,666	1,177,506	-	(343,597)	599,132	1,533,707
Total	2,333,386	4,387,739	13,135	-	7,156,817	13,864,807
Accumulated Depreciation						
Buildings	46,306	31,139	118	-	25,328	102,655
Submarine cables	112,093	42,984	-	-	-	155,077
Earth stations	59,382	5,988	3,625	-	-	61,745
Inland link	13,381	5,764	-	-	-	19,145
Switching equipment	64,769	17,749	-	-	21,055	103,573
Telecommunications peripherals	341,295	73,097	3,161	-	3,953	415,184
Information technology equipment	-	67,081	-	-	212,811	279,892
Office equipment	111,177	48,044	1,315	-	52,974	210,880
Building and leasehold improvements	56,975	16,341	1,242	-	52,036	124,110
Vehicles	3,583	3,743	3,002	-	5,211	9,535
Cellular technical equipment						
Base station subsystem	-	326,973	-	-	1,220,135	1,547,108
Network switching subsystem	-	157,682	-	-	629,808	787,490

(Forward)

PERUSAHAAN PERSEROAN (PERSERO)
PT INDONESIAN SATELLITE CORPORATION Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
For The Years Ended December 31, 1999, 2000 And 2001
(In Millions of Indonesian Rupiah and Thousands of U.S. Dollars, Except Share and Tariff Data)

	2001					
		Transactions during the Year				
	Balance at Beginning of Year	Additions	Deductions	Reclassifications	New Subsidiaries Acquired	Balance at End of Year
Operating support subsystem	Rp -	Rp 17,175	Rp -	Rp -	Rp 29,149	Rp 46,324
Satellite technical equipment						
Satellites	-	64,668	-	-	207,174	271,842
Master control station	-	9,208	-	-	26,465	35,673
Customer premises equipment	-	3,158	-	-	6,623	9,781
Transmission and cross connection equipment						
Transmission equipment	-	20,658	-	-	55,973	76,631
Cross-connection equipment	-	2,294	-	-	5,752	8,046
Total	808,961	913,746	12,463	-	2,554,447	4,264,691
Less impairment in value	-	-	-	-	131,209	131,209
Net Book Value	Rp 1,524,425					Rp 9,468,907

The submarine cables represent the Company's proportionate investment in submarine cable circuits jointly constructed, operated, maintained and owned with other countries, based on the respective contracts and/or the construction and maintenance agreements.

During 2000 and 2001, the Companies sold certain property and equipment as follows:

	2000 (As Restated - see Note 5)	2001
Proceeds from sale	Rp 3,082	Rp 5,561
Net book value	(24,067)	(672)
Gain (loss)	(Rp 20,985)	Rp 4,889

Depreciation charged to operations amounted to Rp 152,585, Rp 189,852 and Rp 1,011,619 (including a proportionate share in the depreciation expense of Satelindo from January to May 2001 amounting to Rp 97,873) in 1999, 2000 and 2001, respectively.

Impairment in value represents the amount by which the carrying value exceeds the fair value of cellular equipment located at Satelindo's warehouses and several other locations.

(In Millions of Indonesian Rupiah and Thousands of U.S. Dollars, Except Share and Tariff Data)

The Companies carry insurance on their respective property and equipment (except submarine cables and landrights) for U.S.$ 1,304,854 and Rp 1,212,574, including insurance on Satelindo's satellite amounting to U.S.$ 150,000 which is used as collateral for its long-term debts (see Notes 16 and 17). In management's opinion, the sum insured is sufficient to cover possible losses arising from fire, explosion, lightning and aircraft damage and other natural disasters.

Some certificates of landrights are still in the name of individuals and are still in the process of being transferred in the name of IMM.

Portions of property and equipment are used as collateral to a long-term debts and letter of credit facilities obtained by Satelindo and Lintasarta (see Note 16).

The details of the Companies' properties under construction and installation as of December 31, 2000 and 2001 are as follows:

	2000 (As Restated - see Note 5)	2001
Cellular technical equipment	Rp -	Rp 895,506
Telecommunications peripherals	8,237	308,306
Submarine cables	76,645	165,796
Inland link	-	49,667
Transmission and cross-connection equipment	-	19,493
Satellite technical equipment	-	17,699
Building and leasehold improvements	5,492	12,207
Building	-	9,149
Information technology equipment	-	6,170
Landrights	-	1,006
Switching equipment	9,474	-
Others	818	48,708
Total	Rp 100,666	Rp 1,533,707

Other information related to properties under construction and installation follows:

	1999	2000	2001
Percentage of completion (%)	40 to 95	40 to 90	1 to 93
Estimated period of completion	January to March 2000	January to August 2001	January to June 2002
Borrowing costs capitalized during the year:			
Foreign exchange loss	Rp -	Rp -	Rp 25,747
Interest expense	-	-	15,694

(In Millions of Indonesian Rupiah and Thousands of U.S. Dollars, Except Share and Tariff Data)

12. GOODWILL

As of December 31, 2000, this account represents goodwill from the acquisition of equity interest in Sisindosat and indirect acquisition of equity interest in Asiatel through Sisindosat. The goodwill from the acquisition of equity interest in Sisindosat was recognized for the initial and subsequent investments. The goodwill from the acquisition of equity interest in Asiatel was recognized when the initial investment was made in Asiatel in 1997.

As of December 31, 2001, this account represents goodwill amounting to Rp 2,728,393, less seven months' amortization of Rp 318,313, from the acquisition of 100% equity interest in Bimagraha in May 2001. The goodwill relating to Sisindosat and Asiatel had been amortized in full as of December 31, 2001.

The analysis of goodwill is as follows:

		2000		2001
Balance at beginning of year	Rp	5,368	Rp	2,888
Addition (see Note 4)		-		2,728,393
Amortization	(	2,480)	(	321,201)
Balance at end of year	Rp	2,888	Rp	2,410,080

13. TAXES PAYABLE

Under prevailing Indonesian Value Added Tax Law, a 10% Value Added Tax ("VAT") is imposed on taxable goods and services subject to the related tax provisions. The amounts of VAT Output, net of creditable VAT Input, which have not been remitted to the State Treasury, are included in the taxes payable account. However, companies that provide telecommunications services have not historically been allowed to claim as credit, the VAT Input against the VAT Output. Subsequently, based on a decision letter No. KEP-539/PJ./2000 dated December 29, 2000, the Director General of Taxation allows telecommunications companies to claim as credit the VAT Input, against the VAT Output, effective January 1, 2001.

The taxes payable as of December 31, 2000 and 2001 are as follows:

		2000 (As Restated - see Note 5)		2001
Estimated corporate Income Tax payable, less tax prepayments of Rp 420,876 in 2000 and Rp 923,091 in 2001	Rp	209,702	Rp	2,671,324
Income Taxes:				
Article 21		31,306		37,850
Article 22		-		1,023

(Forward)

(In Millions of Indonesian Rupiah and Thousands of U.S. Dollars, Except Share and Tariff Data)

	2000 (As Restated - see Note 5)	2001
Article 23	Rp 2,109	Rp 24,191
Article 25	42,530	34,017
Article 26	108	12,197
Article 29	1,890	6,021
Value Added Tax	48,926	108,089
Others	3,272	3,586
Total	Rp 339,843	Rp 2,898,298

The reconciliation between income before Income Tax and estimated taxable income of the Company for the years ended December 31, 1999, 2000 and 2001 is as follows:

	1999 (As Restated - see Note 5)	2000 (As Restated - see Note 5)	2001
Income before Income Tax per consolidated statements of income	Rp 2,211,539	Rp 2,353,116	Rp 2,138,447
Minority interest in Subsidiaries' income before Income Tax and effect of inter-company consolidation eliminations	(10,171)	(57,612)	(232,545)
Income before Income Tax of the Company	2,201,368	2,295,504	1,905,902
Positive adjustments			
Gain on sale of long-term investments	-	-	10,718,550
Loss from decline in value of investments in associated companies and other long-term investments	129,868	-	56,300
Provision for doubtful accounts	29,858	15,874	45,492
Employee benefits	11,420	10,059	9,825
Depreciation - net	-	-	9,089
Donation	3,447	3,172	3,760
Representation	2,150	2,386	982
Assessments for Income Taxes and related penalties	7,237	2,110	924
Gain on transfer of property and equipment	-	-	913
Net periodic pension cost	4,903	12,965	-

(Forward)

(In Millions of Indonesian Rupiah and Thousands of U.S. Dollars, Except Share and Tariff Data)

	1999 (As Restated - see Note 5)	2000 (As Restated - see Note 5)	2001
Provision for loss on submarine cable disposal	Rp 8,268	Rp -	Rp -
Amortization of deferred stock issuance costs	5,805	-	-
Others	1,428	10,355	3,051
Negative adjustments			
Interest income already subjected to final tax	(217,060)	(151,538)	(371,803)
Amortization of goodwill	(4,667)	(3,892)	(336,202)
Equity in net income of investees	(581,095)	(130,435)	(126,396)
Reversal of allowance for doubtful accounts	-	-	(36,539)
Net periodic pension cost	-	-	(21,958)
Depreciation - net	(95,267)	(64,173)	-
Write-off of accounts receivable	(6,612)	(10,898)	-
Dividend	(7)	-	-
Estimated taxable income of the Company	Rp 1,501,044	Rp 1,991,489	Rp 11,861,890

The computation of the Income Tax expense (benefit) is as follows:

	2000 (As Restated - see Note 5)	2001
Estimated taxable income of the Company	Rp 1,991,489	Rp 11,861,890
Income Tax expense - current (at statutory tax rates)		
Company	Rp 597,438	Rp 3,558,550
Less current Income Tax expense on gain on sale of long-term investments charged to "Difference in Value from Restructuring Transactions of Entities Under Common Control" under Stockholders' Equity	-	(2,943,963)
	597,438	614,587
Subsidiaries	33,140	35,865
Total Income Tax expense - current	630,578	650,452

(Forward)

PERUSAHAAN PERSEROAN (PERSERO)
PT-INDONESIAN SATELLITE CORPORATION Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
For The Years Ended December 31, 1999, 2000 And 2001
(In Millions of Indonesian Rupiah and Thousands of U.S. Dollars, Except Share and Tariff Data)

	2000 (As Restated - see Note 5)	2001
Deferred Income Tax		
Effect of temporary differences at enacted maximum tax rate (30%)		
Company		
Amortization of goodwill	Rp 1,167	Rp 100,861
Equity in net income of investees	40,315	37,919
Reversal of allowance for doubtful accounts	-	10,962
Net periodic pension cost	(3,889)	6,587
Gain on sale of long-term investments	-	(284,270)
Loss from decline in value of investments in associated companies	-	(16,890)
Provision for doubtful accounts	(4,762)	(13,648)
Depreciation - net	13,281	(2,727)
Gain on transfer of property and equipment	-	(274)
Write-off of submarine cables	6,560	-
Write-off of accounts receivable	3,269	-
	55,941	(161,480)
Subsidiaries		
Tax loss carry-over applied	-	163,790
Equity in net income of investees	113	122,524
Net periodic pension cost	-	90,998
Write-off of accounts receivable	-	64,651
Depreciation - net	(218)	(115,654)
Provision for doubtful accounts	-	(22,080)
Bonus	-	(2,611)
Loss from decline in value of other long-term investments	-	(1,125)
Amortization of prepaid expenses and right of use	(296)	(104)
Reversal of provision for doubtful accounts	1,035	-
Others	595	9,093
	1,229	309,482
Valuation allowance adjustment	-	(386,261)
	1,229	(76,779)
Income Tax expense (benefit) - deferred	57,170	(238,259)
Income Tax expense - net	Rp 687,748	Rp 412,193

(In Millions of Indonesian Rupiah and Thousands of U.S. Dollars, Except Share and Tariff Data)

The computation of the estimated Income Tax payable is as follows:

	2000 (As Restated - see Note 5)	2001
Income Tax expense - current		
Company	Rp 597,438	Rp 3,558,550
Subsidiaries	33,140	35,865
Total Income Tax expense - current	630,578	3,594,415
Less prepayments of Income Tax of the Company		
Article 22	3	-
Article 23	6,608	19,758
Article 25	384,546	867,518
Total prepayments of Income Tax of the Company	391,157	887,276
Less prepayments of Income Tax of Subsidiaries		
Article 22	2,000	3,216
Article 23	5,354	10,208
Article 25	22,365	22,391
Total prepayments of Income Tax of Subsidiaries	29,719	35,815
Total prepayments of Income Tax	420,876	923,091
Estimated Income Tax payable		
Company	206,281	2,671,274
Subsidiaries	3,421	50
Total	Rp 209,702	Rp 2,671,324

The reconciliation between the Income Tax expense calculated by applying the applicable tax rate of 30% to the combined income, net of loss, before Income Tax of the Company and Subsidiaries, and the Income Tax expense - net as shown in the consolidated statements of income for the years ended December 31, 1999, 2000 and 2001 is as follows:

	1999 (As Restated - see Note 5)	2000 (As Restated - see Note 5)	2001
Income before Income Tax per consolidated statements of income	Rp 2,211,539	Rp 2,353,116	Rp 2,138,447

(Forward)

(In Millions of Indonesian Rupiah and Thousands of U.S. Dollars, Except Share and Tariff Data)

	1999 (As Restated - see Note 5)	2000 (As Restated - see Note 5)	2001
Company's equity in Subsidiaries' income (loss) before Income Tax and reversal of inter-company consolidation eliminations	(7,854)	56,522	984,907
Combined income, net of loss, before Income Tax of the Company and Subsidiaries	Rp 2,203,685	Rp 2,409,638	Rp 3,123,354
Income Tax expense at the applicable tax rate of 30%	Rp 661,105	Rp 722,891	Rp 937,006
Tax effect on permanent differences			
Assessment for Income Taxes and related penalties	2,172	668	12,383
Employee benefits	5,490	7,207	5,964
Donation	1,054	954	1,145
Representation	722	1,152	654
Interest income already subjected to final tax	(71,650)	(48,023)	(137,319)
Dividends	(2)	-	(12,668)
Others	157	2,918	7,067
Adjustment due to tax audit and others	(9)	(19)	(15,778)
Valuation allowance adjustment	-	-	(386,261)
Income Tax expense - net per consolidated statements of income	Rp 599,039	Rp 687,748	Rp 412,193

The tax effects of significant outstanding temporary differences between financial and tax reporting are as follows:

	2000 (As Restated - see Note 5)	2001
Company		
Deferred tax assets		
Investments in subsidiaries/associated companies	Rp -	Rp 167,466

(Forward)

(In Millions of Indonesian Rupiah and Thousands of U.S. Dollars, Except Share and Tariff Data)

	2000 (As Restated - see Note 5)	2001
Allowance for decline in value of investments in associated companies and other long-term investments	Rp 68,961	Rp 85,851
Allowance for doubtful accounts - net	27,514	30,200
Pension cost	10,792	4,205
Others	7,500	7,500
Total	114,767	295,222
Deferred tax liabilities		
Difference in transactions of equity changes in associated companies/ subsidiaries	(249,095)	(121,798)
Property and equipment	(117,926)	(115,199)
Goodwill	(4,700)	(105,561)
Investments in subsidiaries/associated companies	(78,885)	-
Total	(450,606)	(342,558)
Deferred tax liabilities - net	335,839	47,336
Subsidiaries (Lintasarta and Asiatel in 2000; Asiatel and Bimagraha in 2001)		
Deferred tax assets		
Tax loss carry-over	1,897	1,631
Allowance for doubtful accounts - net	2,266	30
	4,163	1,661
Valuation allowance	(1,897)	(1,631)
Net	2,266	30
Deferred tax liabilities		
Investments in subsidiaries/associated companies	-	(56,136)
Property and equipment	(5,277)	(721)
Prepaid expenses	(1,494)	-
Total	(6,771)	(56,857)
Deferred tax liabilities - net	4,505	56,827
Total deferred tax liabilities - net	Rp 340,344	Rp 104,163

(In Millions of Indonesian Rupiah and Thousands of U.S. Dollars, Except Share and Tariff Data)

	2000 (As Restated - see Note 5)	2001
Subsidiaries (IMM and Sisindosat in 2000; IMM, Sisindosat, Satelindo, Lintasarta and IM3 in 2001)		
Deferred tax assets		
Tax loss carry-over	Rp 2,745	Rp 339,437
Allowance for doubtful accounts - net	9,531	158,706
Allowance for decline in value of investments in associated companies and other long-term investments	21,409	22,534
Investments in subsidiaries/associated companies	6,927	5,742
Accrued expense	-	2,805
Property and equipment	157	-
Others	-	3,925
Total	40,769	533,149
Valuation allowance	-	(123,218)
Net	40,769	409,931
Deferred tax liabilities		
Property and equipment	-	(173,650)
Prepaid expenses	-	(1,390)
Other	(831)	(761)
Total	(831)	(175,801)
Deferred tax assets - net	Rp 39,938	Rp 234,130

The Companies recorded the deferred tax on equity in net income of investees which is considered as a temporary difference.

The significant temporary differences on which deferred tax assets have been computed are not deductible for Income Tax purposes until the decrease in the carrying value of investments in associated companies is realized upon sale, the doubtful accounts are written-off, the prepaid pension cost is expensed and the tax loss carry-over is utilized. The deferred tax liabilities relate to the differences in the book and tax bases of property and equipment due to the use of different depreciation periods and methods for Income Tax and financial reporting purposes and the tax effect on the difference in transactions of equity changes in associated companies/subsidiaries.

Valuation allowance has been established for certain deferred tax assets related to allowances and tax loss carry-over. This valuation allowance reduced tax assets to an amount which is probable to be realized. The reduction in valuation allowance mainly related to the reversal of the valuation allowance provided on tax loss carry-over of Subsidiaries. Management believes that the existing tax loss carry-over can be realized in the future.

Under the current tax laws of Indonesia, the Company and Subsidiaries submit their tax returns on the basis of self-assessment. The tax authorities may assess or amend taxes within ten years after the fiscal year when the tax became payable. Any loss on Income Tax basis can be carried forward and used to set-off against future taxable income for a maximum period of 5 years.

(In Millions of Indonesian Rupiah and Thousands of U.S. Dollars, Except Share and Tariff Data)

On January 31, 2001, the Company received tax assessment letter from the Tax Office regarding the Company's Corporate Income Tax for fiscal year 1999. Based on this letter, out of the Company's claim for overpayment of Corporate Income Tax in 1999 amounting to Rp 1,082, the Tax Office approved the amount of Rp 273 only. The disapproved portion amounting to Rp 809 was charged to the 2001 operations.

In 2001, the Company recorded an additional Corporate Income Tax for fiscal year 2000 amounting to Rp 115 as a charge to the 2001 operations [recorded as part of "Other Income (Expenses) - Others - net"]. This additional amount was derived from the difference between the Company's recorded Income Tax for fiscal year 2000 amounting to Rp 206,280 and the payment made in 2001 amounting to Rp 206,395.

Satelindo's tax returns up to 2000 have all been audited by the Tax Office. As a result of the tax audits, the tax loss carry-over as of December 31, 2000 has been reduced by Rp 31,900.

No Income Tax was provided for Sisindosat and its subsidiary, Asiatel, in 2000 and for Asiatel in 2001 since, after considering the tax losses from previous years, they are still in a tax loss position, and for IM3 in 2001 since it just started its commercial operations in August 2001 and was still in a tax loss position. Bimagraha was also in a tax loss position in 2001.

The above tax loss carry-over or Income Tax payable in 2000 and 2001 agrees with the information in the respective Income Tax Returns ("SPT") submitted by the Company to the Tax Office.

The tax loss carry-over of Satelindo, IM3 and Asiatel as of December 31, 2001 can be carried forward through 2006 based on the following schedule:

Year Due		Amount
2002	Rp	1,770
2003		1,272
2005		1,012,197
2006		121,655
Total	Rp	1,136,894

14. ACCRUED EXPENSES

This account consists of the following:

		2000 (As Restated - see Note 5)		2001
Concession fee	Rp	9,112	Rp	237,696
Interest		2,295		68,794

(Forward)

(In Millions of Indonesian Rupiah and Thousands of U.S. Dollars, Except Share and Tariff Data)

	2000 (As Restated - see Note 5)	2001
Network repairs and maintenance	Rp 2,321	Rp 37,804
Employee benefits	9,001	19,935
Rental	5,518	18,496
Others	5,785	32,024
Total	Rp 34,032	Rp 414,749

15. OTHER CURRENT LIABILITIES

This account consists of the following:

	2000 (As Restated - see Note 5)	2001
Procurement payable	Rp 97,023	Rp 988,512
Equity in net loss in excess of the carrying value of the Company's investment in Satelindo (see Note 5)	56,633	-
Others	19,653	53,795
Total	Rp 173,309	Rp 1,042,307

16. LONG-TERM DEBTS

This account consists of the following:

	2000 (As Restated - see Note 5)	2001
Related parties		
Government of the Republic of Indonesia	Rp 17,766	Rp 12,756
Others	893	893
Third parties	136,358	3,016,206
Total long-term debts	155,017	3,029,855

(Forward)

(In Millions of Indonesian Rupiah and Thousands of U.S. Dollars, Except Share and Tariff Data)

		2000 (As Restated - see Note 5)		2001
Less current maturities				
Related parties				
Government of the Republic of Indonesia	Rp	5,010	Rp	5,010
Third parties		715		813,801
Total current maturities		5,725		818,811
Net	Rp	149,292	Rp	2,211,044

The Company's loan from the Government of the Republic of Indonesia was used for the construction of the South East Asia - Middle East - Western Europe 2 submarine cables, with interest at the annual rates ranging from 12.22% to 14.53% and from 13.16% to 14.53% in 2000 and 2001, respectively. These rates represent the lower between:

- Average interest rate for three-month period of Certificates of Bank Indonesia, plus 1% margin.
- Average interest rate for three-month period of time deposits from five (5) state-owned banks, plus 1% margin.

The loan from the Government is payable in semi-annual installments up to 2004. It was obtained by the Government from a foreign bank and then lent out to the Company ("two-step loan"). This is payable by the Government to the foreign bank in French franc. The Company made withdrawals from the credit facility in the billing currencies of the related equipment suppliers. The withdrawal is converted into rupiah based on the exchange rate at the date of withdrawal. The Company's obligation to the Government is based on the rupiah equivalent at the date of withdrawal.

The loans from third parties consist of the following:

		2000 (As Restated - see Note 5)		2001
GECA Credit				
Tranche 1 (U.S.$ 109,599)				
Tranche 2 (U.S.$ 8,521)	Rp	-	Rp	1,228,443
Debt Facility from Alcatel CIT and PT Alcatel Enkomindo (U.S.$ 69,600)		-		723,840

(Forward)

(In Millions of Indonesian Rupiah and Thousands of U.S. Dollars, Except Share and Tariff Data)

	2000 (As Restated - see Note 5)	2001
Ex - Indonesian Bank Restructuring Agency ("IBRA") Term Loan (U.S.$ 54,876)	Rp -	Rp 570,705
Term Loan with IntesaBci S.p.A, Singapore Branch as the Facility Agent (U.S.$ 37,083)	-	385,662
Syndicated Loan Arranged by Indover Bank, The Netherlands and PT Bank Niaga Tbk (U.S.$ 14,000 in 2000 and U.S.$ 9,000 in 2001)	134,440	93,600
Import Sight Letter of Credit ("L/C") Facility and Investment Credit Facility from PT Bank Niaga Tbk	-	12,437
Others	1,918	1,519
Total long-term debts	136,358	3,016,206
Less current maturities	715	813,801
Net	Rp 135,643	Rp 2,202,405

The above carrying amounts of the loans already include the effects of debt restructuring which increased the total principal amount by U.S.$ 3,636.

GECA Credit

In 1997, Satelindo entered into a loan agreement with a consortium of banks led by Commerzbank Aktiengesellschaft Frankfurt am Main as well as 3 other banks as the lenders, to provide a credit facility amounting to U.S.$ 114,988 to finance the import of GSM equipment from Siemens AG, Germany.

Drawdowns are repayable in 17 equal, consecutive semi-annual installments up to December 31, 2006, the first installment being on April 30, 1998.

The loan was made available on the basis of an export credit cover provided by the Federal Republic of Germany, represented by HERMES Kreditversicherungs AG ("Hermes"), Hamburg.

In February 1999, Satelindo and Siemens AG, Germany agreed to certain amendments to the export credit facility agreement. On December 22, 1999, Satelindo, Siemens AG, Commerzbank AG and Hermes agreed to break down the loan in two tranches in addendum No. 1 to the loan agreement:

(In Millions of Indonesian Rupiah and Thousands of U.S. Dollars, Except Share and Tariff Data)

- Loan Tranche 1 represents a loan amounting to U.S.$ 99,652 for which deliveries and services have already been made and rendered. Interest is payable at 2.5% over the six-month LIBOR and adjusted on a semi-annual basis.

- Loan Tranche 2 represents a loan amounting to U.S.$ 12,308 for deliveries and services in connection with a Y2K compliance package and a Hot Billing System. Interest is payable at 0.5% over the six-month LIBOR and adjusted on a semi-annual basis (4.76% in 2001).

The GECA credit agreement, through Amendment Agreement No. 2, superseded the above Tranche 1 of the export credit facility. The credit is guaranteed by Hermes as a result of the debt restructuring on May 30, 2000 (see Note 31a).

While Loan Tranche 1 was included as part of the debt restructuring as described in Note 31a, Loan Tranche 2 has remained unchanged.

The credit facility under the GECA credit agreement is collateralized by satellite lease revenues and in-orbit insurance proceeds from Satelindo's satellite.

Debt Facility from Alcatel CIT and PT Alcatel Enkomindo

Satelindo entered into a debt facility deed ("debt facility") with Alcatel CIT and PT Alcatel Enkomindo ("Enkomindo") on March 14, 2000 for a total credit facility of U.S.$ 116,000 of which U.S.$ 23,200 was paid in 2000. The debt facility deed replaced a settlement agreement in 1999 regarding cellular equipment and related services that were previously purchased under various orders.

The debt facility matures on September 30, 2004. Interest is payable on a semi-annual basis commencing January 1, 2000, at the annual LIBOR plus the applicable margin during the interest period (see Note 31b).

This debt facility is collateralized by all equipment units delivered to Indonesia by the creditors, satellite lease revenues and in-orbit insurance proceeds from Satelindo's satellite. The equipment units have a total net book value of Rp 878,086 as of December 31, 2001.

Ex - IBRA Term Loan

This was an investment credit facility amounting to U.S.$ 70,000 obtained by Satelindo in 1996 from PT Bank Ekspor Impor Indonesia, which was then merged into PT Bank Mandiri (Persero) ("Mandiri"). The credit facility was collateralized by radio base station equipment located in Jakarta, which had an appraised value of Rp 147,199 in 1996 as determined by an independent appraisal company.

Due to the restructuring of Mandiri in 1999, the credit facility was handed over to IBRA (see Note 31a).

On August 21, 2000, IBRA sold all of its rights, title and benefits related to the credit facility to Salomon Brothers Holding Company Inc, USA ("Salomon"). The principal outstanding at that time was U.S.$ 65,402.

(In Millions of Indonesian Rupiah and Thousands of U.S. Dollars, Except Share and Tariff Data)

Subsequently, the rights, title and benefits related to the credit facility were sold to several other creditors. As of December 31, 2001, the outstanding principal (excluding the effect of the debt restructuring which increased the loan by U.S.$ 1,474) is payable to the following creditors:

Farallon Capital Management, LLC, USA	U.S.$	17,116
Salomon		15,396
Ta Chong Bank OBU, Singapore		9,529
Lehman Brothers Opportunity Limited, Japan		4,734
PT Bank CIC International Tbk		3,787
Asia Debt Recovery Company Limited, Hong Kong		2,840
Total	U.S.$	53,402

Interest is payable on a semi-annual basis commencing January 1, 2000, at LIBOR plus applicable margin during each interest period (see Note 31a) over the six-month LIBOR and adjusted on a semi-annual basis.

The credit facility under this term loan agreement is collateralized by radio base station equipment located in Jakarta, satellite lease revenues and in-orbit insurance proceeds from Satelindo's satellite. The radio base station equipment has a net book value of Rp 151,097 as of December 31, 2001.

Term Loan with IntesaBci S.p.A, Singapore Branch as the Facility Agent

This term loan agreement supersedes an L/C Agreement in 1997 and a term loan facility in 1998 with PT Bank Paribas – BBD.

Pursuant to the Master Restructuring Agreement ("MRA") dated May 30, 2000 (see Note 31a), the L/C Agreement has been converted into a Term Loan Agreement with IntesaBci S.p.A (formerly Banca Commerciale Italiana), Singapore Branch, acting as the facility agent for a consortium of lenders.

The term loan matures on December 31, 2003. Interest is payable on a semi-annual basis commencing on January 1, 2000 at LIBOR plus the applicable margin during the interest period.

The term loan is collateralized by Satelindo's cellular equipment units which were acquired using the L/C facility in 1998 and 1999, satellite lease revenues and in-orbit insurance proceeds from Satelindo's satellite. The cellular equipment units have a total net book value of Rp 25,142 as of December 31, 2001.

Syndicated Loan Arranged by Indover Bank, The Netherlands and PT Bank Niaga Tbk

In 1997, Lintasarta obtained a syndicated loan facility of U.S.$ 35,000 from several local and foreign banks arranged by Indover Bank, The Netherlands and PT Bank Niaga Tbk ("Niaga"). The loans bear interest at annual LIBOR plus 1.35%. The loan facility consists of Tranche A (U.S.$ 27,000) used for the purchase of equipment, and Tranche B (U.S.$ 8,000) used for financing Lintasarta's office building development. The loan will mature on April 11, 2002. Lintasarta cancelled the Tranche B facility on April 6, 1998 as it remained unused. As of December 31, 2001, Lintasarta has already paid the portion of outstanding loan under Tranche A amounting to U.S.$ 18,000.

(In Millions of Indonesian Rupiah and Thousands of U.S. Dollars, Except Share and Tariff Data)

The syndicated loan is secured by certain equipment with a net book value of Rp 15,667 as of December 31, 2001 and accounts receivable owned by Lintasarta amounting to Rp 5,743 (see Notes 8 and 11). As provided for in the loan agreement, the combined ownership of the Company, Telkom and Yayasan Kesejahteraan Karyawan Bank Indonesia in Lintasarta should not be less than 51% during the facility period. Furthermore, Lintasarta is required to cover its foreign currency and interest rate risks through hedging (see Note 29), and to maintain certain financial, dividend and bonus distribution ratios.

Import Sight L/C Facility and Investment Credit Facility from Niaga

In 2001, Lintasarta obtained facilities from Niaga as follows:

- Import Sight L/C facility for the purchase of telecommunication equipment, computer and other supporting facilities amounting to Rp 130,000 wherein the 10% of the facility will be financed by Lintasarta itself and 90% of the facility or Rp 117,000 will be financed through investment credit facility. This facility will expire on October 16, 2002.

- Investment credit facility for financing the above facility amounting to Rp 117,000. This loan bears interest at 3-month time deposits rate guaranteed by Bank Indonesia plus 3.25%. The loan will mature on October 16, 2005. The payment of principal starts on January 16, 2003, with installments amounting to Rp 9,750 payable quarterly.

  The loan is collateralized by all equipment (with a total net book value of Rp 13,771 as of December 31, 2001) purchased from the proceeds of the credit facilities, receivables from frame relay amounting to Rp 26,093 and time deposit placed in Niaga amounting to Rp 10,000 (presented as part of "Non-Current Assets - Others"). Lintasarta is required to obtain written approval from Niaga if:

  - The combined ownership of the Company and Yayasan Kesejahteraan Karyawan Bank Indonesia in Lintasarta shall become less than 51% during the facility period;

  - Lintasarta will obtain new debts;

  - Lintasarta will invest in other than Lintasarta's current business; Lintasarta is also required to maintain certain financial ratios and the dividends distribution should not be more than 50% of the current year's net income.

In addition, on May 31, 2000, Lintasarta obtained Import Sight/Usance/UPAS L/C and Bank Guarantee facilities from Niaga which were extended for one year until May 5, 2002. These facilities are secured by time deposit. The facilities consist of the following:

- Import Sight/Usance/UPAS L/C facility amounting to U.S.$ 5,000 for the importation of electronic and telecommunication equipment and stand-by L/C amounting to U.S.$ 100 for the payment to Lintasarta's supplier. As of December 31, 2001, Lintasarta has not used this facility.

- Bank guarantee facility amounting to U.S.$ 3,000.

(In Millions of Indonesian Rupiah and Thousands of U.S. Dollars, Except Share and Tariff Data)

The scheduled principal payments of the long-term debts as of December 31, 2001 are as follows:

	2002	2003	2004	2005	2006	Total
In rupiah						
Government	Rp 5,010	Rp 5,010	Rp 2,736	Rp -	Rp -	Rp 12,756
Niaga	-	12,437	-	-	-	12,437
Others	961	1,451	-	-	-	2,412
Total	Rp 5,971	Rp 18,898	Rp 2,736	Rp -	Rp -	Rp 27,605
In U.S. dollar						
GECA Credit	U.S.$ 1,894	U.S.$ 1,894	U.S.$ 37,896	U.S.$ 37,896	U.S.$ 36,949	U.S.$ 116,529
Alcatel CIT and Enkomindo	23,200	23,200	23,200	-	-	69,600
Ex - IBRA	24,400	29,002	-	-	-	53,402
IntesaBci S.p.A	18,256	18,256	-	-	-	36,512
Indover Bank and Niaga	9,000	-	-	-	-	9,000
Total	U.S.$ 76,750	U.S.$ 72,352	U.S.$ 61,096	U.S.$ 37,896	U.S.$ 36,949	U.S.$ 285,043

17. BONDS PAYABLE

As of December 31, 2001, this account consists of:

Guaranteed Floating Rate Bonds (U.S.$ 223,457)	Rp	2,323,959
First Indosat Bonds in Year 2001 with Fixed and Floating Rates		1,000,000
Total	Rp	3,323,959

The carrying amount of the Guaranteed Floating Rate Bonds already includes the effect of debt restructuring which increased the total principal amount by U.S.$ 8,567.

Guaranteed Floating Rate Bonds

On May 30, 2000, Satelindo, through SIB, issued U.S.$ 214,890 of the bonds, with The Bank of New York as trustee, to replace the promissory notes previously issued, in accordance with the provisions of an MRA (see Note 31a) and further agreements mentioned in the MRA. The proceeds of the bonds have been transferred to Satelindo through a promissory note issued to SIB. As defined in the bonds indenture, the bonds were issued in three series, which are known and designated as the Guaranteed Floating Rate Bonds due 2004 ("2004 Bonds"), the Guaranteed Floating Rate Bonds due 2005 ("2005 Bonds") and the Guaranteed Floating Rate Bonds due 2006 ("2006 Bonds").

The terms of the indenture governing the bonds contain covenants limiting, among other things, the issuance of additional indebtedness by Satelindo, sale and purchase of assets, liens and pari-passu indebtedness, maintenance of certain financial ratios, insurance requirements and capital expenditures.

The bonds are collateralized by satellite lease revenues and in-orbit insurance proceeds from Satelindo's satellite.

Interest on the bonds is payable on a semi-annual basis commencing January 1, 2000, at LIBOR plus applicable margin during each period (see Note 31a).

(In Millions of Indonesian Rupiah and Thousands of U.S. Dollars, Except Share and Tariff Data)

Satelindo has unconditionally guaranteed the payment of obligations to SIB in respect of the bonds. The guarantee is on a pari passu basis with other existing and future senior indebtedness of Satelindo.

First Indosat Bonds in Year 2001 with Fixed and Floating Rates

On April 12, 2001, the Company issued its First Indosat Bonds in Year 2001 with Fixed and Floating Rates ("First Indosat Bond"), with Bank Mandiri as the trustee. The bonds have a total face value of Rp 1,000,000 in Rp 50 denomination and mature on April 12, 2006.

The Series A bonds bear fixed interest rate at 18.5% per annum for 5 years starting April 12, 2001. The Series B bonds bear a fixed interest rate at 18.5% per annum for the first year starting April 12, 2001 and floating rates for the succeeding years. The floating rates are determined using the average for 5 working days of the average 3-month rupiah time deposits with Mandiri, PT Bank Central Asia Tbk, BNI and PT Bank Danamon Indonesia Tbk, plus a fixed premium of 2.25%. The floating rates should have a maximum limit of 21% and a minimum limit of 16%. Kustodian Sentral Efek Indonesia ("KSEI"), acting as a payment agent, shall pay quarterly interest on the bonds starting July 12, 2001 until April 12, 2006.

The bonds are not collateralized by any specific Company assets nor guaranteed by other parties. All of the Company's assets, except for the assets that have been specifically used as a security to its creditors, shall be used as a pari-passu guarantee for all of the Company's liabilities.

The proceeds of the bonds shall be used for developing cellular business through a new subsidiary (IM3), the Company's domestic network, and internet and multimedia infrastructure; improving the service and quality of international direct dialing and related services; and increasing submarine cable capacity.

The scheduled principal payments of the bonds payable as of December 31, 2001 are as follows:

	2004		2005		2006		Total	
Guaranteed Floating Rate Bonds	U.S.$	71,630	U.S.$	71,630	U.S.$	71,630	U.S.$	214,890
First Indosat Bond	Rp	-	Rp	-	Rp	1,000,000	Rp	1,000,000

18. CAPITAL STOCK

The Company's capital stock ownership as of December 31, 2000 and 2001 is as follows:

Stockholders	Number of Shares Issued and Fully Paid	Amount		Percentage of Ownership (%)
A Share				
Government of the Republic of Indonesia	1	Rp	-	-

(Forward)

(In Millions of Indonesian Rupiah and Thousands of U.S. Dollars, Except Share and Tariff Data)

Stockholders	Number of Shares Issued and Fully Paid		Amount	Percentage of Ownership (%)
B Shares				
Government of the Republic of Indonesia	673,074,999	Rp	336,538	65
Others (holding below 5% each)	362,425,000		181,212	35
Total	1,035,500,000	Rp	517,750	100

"A Share" is a special share held by the Government of the Republic of Indonesia, and has special voting rights. The material rights and restrictions which are applicable to the "B" Shares are also applicable to the "A" Share, except that the Government may not transfer the "A" Share, and it has a veto right with respect to (i) election and removal of executive directors; (ii) election and removal of commissioners; and (iii) amendments to the articles of association.

19. OPERATING REVENUES - INTERNATIONAL CALLS

The "Operating Revenues - International Calls" account represents the Company's and Satelindo's share of revenue from the following:

		1999		2000		2001
Incoming calls	Rp	1,207,340	Rp	1,223,272	Rp	1,019,250
Outgoing calls		1,108,497		960,736		1,174,476
Total	Rp	2,315,837	Rp	2,184,008	Rp	2,193,726

Net settlements from other foreign telecommunications carriers of international telephone services amounted to Rp 290,057, Rp 318,533 and Rp 214,561 in 1999, 2000 and 2001, respectively.

Operating revenues - international calls from related parties amounted to Rp 1,070,833, Rp 913,374 and Rp 1,081,374 in 1999, 2000 and 2001, respectively. These amounts represent 46.24%, 41.82% and 49.29% of total operating revenues - international calls in 1999, 2000 and 2001, respectively (see Note 27).

20. OPERATING REVENUES - CELLULAR

This account consists of the following income in 2001:

		Related Parties		Third Parties		Total
Usage charges	Rp	248,676	Rp	1,344,526	Rp	1,593,202
Monthly subscription charges		-		78,675		78,675

(Forward)

(In Millions of Indonesian Rupiah and Thousands of U.S. Dollars, Except Share and Tariff Data)

	Related Parties		Third Parties		Total	
Connection fee	Rp	-	Rp	66,372	Rp	66,372
Others		1,095		145,210		146,305
Total	Rp	249,771	Rp	1,634,783	Rp	1,884,554

21. OPERATING REVENUES – MIDI

This account consists of:

	1999 (As Restated - see Note 5)		2000 (As Restated - see Note 5)		2001	
Related parties						
Satellite lease	Rp	-	Rp	-	Rp	20,202
World link and direct link		6,212		13,839		13,221
TV link		1,419		504		190
Others		725		1,136		1,099
		8,356		15,479		34,712
Third parties						
World link and direct link		262,445		272,395		297,836
Frame net		98,436		148,285		209,031
Satellite lease		-		-		166,532
Direct data connection		90,434		121,893		131,287
Internet		65,867		107,974		125,556
Application services		38,425		29,395		44,355
Packet net		11,030		7,739		25,201
TV link		18,480		7,786		9,149
Voice over Internet Protocol ("VoIP")		-		-		2,149
ISDN		139		1,616		1,147
Bit link		3,245		1,341		972
Others		16,715		17,837		16,083
		605,216		716,261		1,029,298
Total	Rp	613,572	Rp	731,740	Rp	1,064,010

Operating revenues from satellite lease are used as collateral for long-term debts and bond payable obtained by Satelindo (see Notes 16 and 17).

(In Millions of Indonesian Rupiah and Thousands of U.S. Dollars, Except Share and Tariff Data)

22. OPERATING EXPENSES - COMPENSATION TO TELECOMMUNICATIONS CARRIERS AND SERVICE PROVIDERS

This account consists of compensation to telecommunications carriers and service providers, as follows:

	1999 (As Restated - see Note 5)		2000 (As Restated - see Note 5)		2001	
Telkom	Rp	527,751	Rp	550,050	Rp	657,161
Other telecommunications carriers and service providers		6,475		5,389		60,847
Total	Rp	534,226	Rp	555,439	Rp	718,008

The compensation expenses consist of interconnection and other expenses of the Company, Satelindo and IM3.

Interconnection relates to the expenses for the interconnection between the Company's, Satelindo's and IM3's telecommunications networks and those owned by Telkom and other telecommunications carriers.

Other expenses charged by Telkom relate to the billings for the use of circuit, infrastructure rental and billing processing services provided by Telkom (see Note 27). Other expenses charged by other telecommunications carriers mainly consist of billings for the use of their circuits.

The Company, Satelindo and IM3 have interconnection arrangements with domestic and overseas operators (see Notes 27, 32 and 34). The Companies present the operating revenues from interconnection services on a net basis, except for those which are based on tariff as stipulated by the Government (see Note 2l). The breakdown of net interconnection revenues (charges), which are shown as part of Operating Revenues, is as follows:

	1999		2000		2001	
<u>Domestic</u>						
Interconnection revenues	Rp	266,453	Rp	302,236	Rp	433,279
Interconnection charges	(	43,382)	(	84,264)	(	180,145)
Net	Rp	223,071	Rp	217,972	Rp	253,134
<u>Overseas</u>						
Revenues from international carriers	Rp	1,207,340	Rp	1,223,272	Rp	1,019,250
Charges from international carriers	(	850,987)	(	904,739)	(	846,427)
Net	Rp	356,353	Rp	318,533	Rp	172,823

(In Millions of Indonesian Rupiah and Thousands of U.S. Dollars, Except Share and Tariff Data)

23. OPERATING EXPENSES - PERSONNEL COSTS

Total personnel costs for 1999, 2000 and 2001 amounting to Rp 255,261, Rp 341,115 and Rp 502,643, respectively, include costs capitalized as part of development, construction and installation of property and equipment and amounts classified as part of maintenance and repairs for 1999, 2000 and 2001 amounting to Rp 16,606, Rp 16,986 and Rp 22,337, respectively. The total personnel costs also include accrued employee bonuses amounting to Rp 40,000 and Rp 1,673 for 1999 and 2001, respectively. There is no accrued bonus in 2000.

24. OPERATING EXPENSES - ADMINISTRATION AND GENERAL

	1999 (As Restated - see Note 5)		2000 (As Restated - see Note 5)		2001	
Professional fees	Rp	16,857	Rp	8,676	Rp	65,121
Rent		962		992		42,611
Travel		18,345		22,471		39,068
Office supplies and stationery		3,585		4,639		38,352
Training, education and research		10,775		22,561		20,405
Provision for doubtful accounts		18,262		28,588		19,457
Catering		5,557		7,519		10,965
Public relations		7,057		7,957		8,085
Communications		4,351		4,970		5,598
Insurance		3,095		3,843		1,276
Amortization of deferred stock issuance costs		5,805		-		-
Others		12,108		6,910		32,328
Total	Rp	106,759	Rp	119,126	Rp	283,266

25. OTHER COSTS OF SERVICES

	1999 (As Restated - see Note 5)		2000 (As Restated - see Note 5)		2001	
Cost of software sold	Rp	31,126	Rp	44,823	Rp	79,210
Concession fee		19,288		16,167		68,900
Rent		13,982		17,015		53,540
Cost of SIM cards and pulse reload vouchers		-		-		53,487
Insurance		-		-		32,057
Utilities		9,198		11,204		23,715
Communications network		1,709		3,535		7,048
Others		11,024		16,964		66,269
Total	Rp	86,327	Rp	109,708	Rp	384,226

(In Millions of Indonesian Rupiah and Thousands of U.S. Dollars, Except Share and Tariff Data)

26. PENSION PLAN

The Company, Satelindo and Lintasarta have defined benefit and defined contribution pension plans covering substantially all of their qualified permanent employees.

Defined Benefit Pension Plan

The Company, Satelindo and Lintasarta provide defined benefit pension plans to their respective employees under which pension benefits to be paid upon retirement are based on an employee's most recent basic salary and number of years of service. PT Asuransi Jiwasraya ("Jiwasraya"), a state-owned life insurance company, manages the plans. Pension contributions are determined by periodic actuarial calculations performed by Jiwasraya. The employees contribute 3% - 3.5% of their basic salaries to the plans and the Companies contribute any remaining amount required to fund the plans. The Companies recognize the cost of pension benefit over the estimated average remaining service periods of the employees based on actuarial computations, in accordance with SAK 24, "Accounting for Pension Benefit Cost".

Based on an amendment dated December 22, 2000 of the Company's pension plan, which was further amended on March 29, 2001, the benefit and premium payment pattern was changed. Before the amendment, the premium was paid annually and the benefit consisted of retirement benefit (pension), retirement benefit (lump-sum scheme), and death insurance. In conjunction with the amendment, total premium due as of September 1, 2000 was calculated, payable in several installments up to January 2002. The amendments also include an additional benefit in the form of thirteenth month retirement benefit (pension), which is payable annually 14 days before Idul Fitri ("Moslem Holiday").

This amendment covers employees registered as participants of the pension plan as of September 1, 2000. Other conditions include an increase in pension basic salary at 9% compounded annually starting from September 1, 2001. The amendment also stipulates no increase in the premium even in cases of mass employee terminations or changes in marital status.

The single premium based on the amendment amounted to Rp 355,000, of which the Company made the first payment amounting to Rp 222,000 in 2000 and the balance, in several payments in 2001.

The total contributions of the Company, Satelindo and Lintasarta to Jiwasraya amounted to Rp 13,827, Rp 237,962 and Rp 137,642 for the years ended December 31, 1999, 2000 and 2001, respectively.

The composition of the net periodic pension cost for the years ended December 31, 1999, 2000 and 2001 is as follows:

	1999 (As Restated - see Note 5)		2000 (As Restated - see Note 5)		2001	
Service cost	Rp	8,490	Rp	12,159	Rp	18,707
Interest cost		15,226		19,661		31,349

(Forward)

(In Millions of Indonesian Rupiah and Thousands of U.S. Dollars, Except Share and Tariff Data)

	1999 (As Restated - see Note 5)	2000 (As Restated - see Note 5)	2001
Net amortization and deferral	Rp 3,615	Rp 5,188	Rp 11,110
Return on plan assets	(6,344)	(7,335)	(32,990)
Net periodic pension cost	Rp 20,987	Rp 29,673	Rp 28,176

The net periodic pension cost for the pension plans for the years ended December 31, 1999, 2000 and 2001 was calculated based on the actuarial valuations as of December 31, 1998, 1999 and 2000, respectively.

These actuarial valuations were prepared by PT Watson Wyatt Purbajaga, an independent actuary in association with Watson Wyatt Worldwide, using the projected-unit-credit method and applying the following assumptions:

	1999 (As Restated - see Note 5)	2000 (As Restated - see Note 5)	2001
Discount rate	12%	12%	11 - 12%
Expected return on plan assets	12%	12%	10 - 12%
Annual rate of increase in compensation	10%	9%	9 - 10%

The funded status of the plans as of December 31, 2000 and 2001 is as follows:

	2000 (As Restated - see Note 5)	2001
Vested benefits	Rp 112,013	Rp 136,823
Accumulated benefit obligation	Rp 143,296	Rp 170,187
Projected benefit obligation	Rp 251,675	Rp 310,627
Plan assets at fair value	270,359	434,060
Excess of plan assets over projected benefit obligation	18,684	123,433
Unrecognized net loss	143,236	144,246
Unrecognized net obligation at the date of initial application of SAK 24	27,490	21,230
Unrecognized prior service cost	818	8,992
Prepaid pension cost before adjustment for minimum liability	190,228	297,901

(Forward)

(In Millions of Indonesian Rupiah and Thousands of U.S. Dollars, Except Share and Tariff Data)

	2000 (As Restated - see Note 5)	2001
Adjustment for minimum unfunded pension liability	(Rp 124)	Rp -
Prepaid pension cost - net	Rp 190,104	Rp 297,901
Estimated average remaining service period of active employees (in years)	13.85 - 18.23	13.30 - 20.24

Prepaid pension cost - net consists of :

	2000 (As Restated - see Note 5)	2001
Prepaid pension cost of the Company		
Current portion (presented as part of "Prepaid Expenses and Other Current Assets")	Rp 22,358	Rp 15,985
Long-term portion	167,870	284,410
Accrued pension cost of :		
Lintasarta	(124)	(645)
Satelindo	-	(1,849)
Net	Rp 190,104	Rp 297,901

Plan assets principally consist of time deposits, debt securities, long-term investment in shares of stock and property.

Defined Contribution Pension Plan

Effective May 2001, the Company provided a defined contribution pension plan to its qualified employees, in addition to the defined benefit pension plan as mentioned above. Under the defined contribution pension plan, the employees contribute 10% - 20% of their basic salaries while the Company does not contribute to the plan. Total contributions of the employees in 2001 amounted to Rp 5,980. The plan assets are being administered and managed by several financial institutions appointed by the Company.

On June 20, 2000, the Ministry of Manpower issued Decree No. Kep-150/Men/2000 regarding the Settlement of Work Dismissal and Determination of Separation, Appreciation and Compensation Payments by Companies, which requires companies to pay their employees termination, gratuity and compensation benefits in case of employment dismissal based on the employees' number of years of service and salaries, provided the conditions set forth in the decree are met. The Companies' existing pension plans satisfactorily address the requirements of the decree.

(In Millions of Indonesian Rupiah and Thousands of U.S. Dollars, Except Share and Tariff Data)

27. ACCOUNTS AND TRANSACTIONS WITH RELATED PARTIES

The breakdown of the accounts and the significant transactions entered into with related parties (affiliates, unless otherwise indicated) are as follows:

	Amount				Percentage to Total Assets/ Liabilities (%)	
		2000 (As Restated - see Note 5)		2001	2000 (As Restated - see Note 5)	2001
Cash and cash equivalents						
State-owned banks	Rp	2,312,002	Rp	3,803,492	31.61	17.02
Accounts receivable - trade						
Telkom - net of allowance for doubtful accounts of Rp 50,687 in 2000 and Rp 81,885 in 2001	Rp	291,409	Rp	527,917	3.98	2.36
Telkomsel - net of allowance for doubtful accounts of Rp 27 in 2000 and Rp 2,446 in 2001		57,927		69,951	0.79	0.31
Ministry of Communications - net of allowance for doubtful accounts of Rp 2,311 in 2001		-		24,634	-	0.11
PT Pos Indonesia - net of allowance for doubtful accounts of Rp 1,971 in 2001		-		6,839	-	0.03
PSN - net of allowance for doubtful accounts of Rp 202 in 2001		-		1,916	-	0.01
Satelindo - net of allowance for doubtful accounts of Rp 9,175 in 2000		25,180		-	0.34	-
Others - net of allowance for doubtful accounts of Rp 160 in 2000 and Rp 1,302 in 2001		4,161		4,038	0.06	0.02
Total	Rp	378,677	Rp	635,295	5.17	2.84
Prepaid expenses and other current assets						
Jiwasraya	Rp	22,358	Rp	15,985	0.31	0.07
Pemda DKI Jakarta		-		1,403	-	0.01
APE		-		1,258	-	0.01
Telkom		4,094		907	0.06	-
Others		-		4,994	-	0.02
Total	Rp	26,452	Rp	24,547	0.37	0.11
Due from related parties						
Telkom	Rp	255	Rp	2,418,830	-	10.82
Key management personnel						
Boards of Directors and Commissioners		6,526		11,342	0.09	0.05
Others		12,376		28,862	0.17	0.13
State-owned banks		5,480		14,785	0.07	0.07
Koperasi Pegawai Indosat		2,810		3,041	0.03	0.01
EDI		1,637		1,637	0.02	0.01

(Forward)

PERUSAHAAN PERSEROAN (PERSERO)
PT INDONESIAN SATELLITE CORPORATION Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
For The Years Ended December 31, 1999, 2000 And 2001
(In Millions of Indonesian Rupiah and Thousands of U.S. Dollars, Except Share and Tariff Data)

	Amount				Percentage to Total Assets/ Liabilities (%)	
	2000 (As Restated - see Note 5)		2001		2000 (As Restated - see Note 5)	2001
GLP - net of allowance for doubtful accounts of Rp 27,038 in 2000 and Rp 36,539 in 2001	Rp	1,683	Rp	-	0.02	-
Kalimaya - net of allowance for doubtful accounts of Rp 10,401 in 2000 and 2001		270		-	-	-
YIMM - net of allowance for doubtful accounts of Rp 5,084 in 2000		-		-	-	-
YTC - net of allowance for doubtful accounts of Rp 6,544 in 2000		-		-	-	-
Others		4,242		2,618	0.06	0.01
Total	Rp	35,279	Rp	2,461,115	0.46	11.10
Long-term prepaid pension						
Jiwasraya	Rp	167,870	Rp	284,410	2.30	1.27
Non-current assets - others						
Telkom	Rp	907	Rp	31,745	0.01	0.14
State-owned banks		11		20,573	-	0.09
APE		-		4,088	-	0.02
PT Usaha Gedung Bank Dagang Negara ("UGBDN")		-		2,513	-	0.01
Total	Rp	918	Rp	58,919	0.01	0.26
Accounts payable - trade						
Telkom	Rp	597	Rp	2,279	0.02	0.02
Others		304		963	0.01	0.01
Total	Rp	901	Rp	3,242	0.03	0.03
Accrued expenses						
Ministry of Communications	Rp	9,112	Rp	237,696	0.23	2.05
Jiwasraya		124		2,494	-	0.02
Telkom		1,799		-	0.05	-
Others		-		957	-	0.01
Total	Rp	11,035	Rp	241,147	0.28	2.08
Due to related parties						
Telkom	Rp	2,561,657	Rp	6,853	64.76	0.06
Others		144		3,115	-	0.03
Total	Rp	2,561,801	Rp	9,968	64.76	0.09
Long-term debts (including current maturities)						
Government of the Republic of Indonesia	Rp	17,766	Rp	12,756	0.45	0.11
Others		893		893	0.02	0.01
Total	Rp	18,659	Rp	13,649	0.47	0.12

PERUSAHAAN PERSEROAN (PERSERO)
PT INDONESIAN SATELLITE CORPORATION Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
For The Years Ended December 31, 1999, 2000 And 2001
(In Millions of Indonesian Rupiah and Thousands of U.S. Dollars, Except Share and Tariff Data)

	Amount			Percentage to Respective Income or Expenses (%)		
	1999 (As Restated - see Note 5)	2000 (As Restated - see Note 5)	2001	1999 (As Restated - see Note 5)	2000 (As Restated - see Note 5)	2001
Operating revenues						
Telkom	Rp 859,350	Rp 719,410	Rp 1,111,477	28.60	24.04	21.18
Telkomsel	152,068	153,852	193,381	5.06	5.14	3.68
Batam Bintan Telekomunikasi	35,770	31,597	28,905	1.19	1.06	0.55
Sistelindo	6,789	13,940	20,671	0.23	0.47	0.39
Ministry of Communications	-	-	8,546	-	-	0.16
PT Pos Indonesia	-	-	8,543	-	-	0.16
PSN	-	-	4,012	-	-	0.08
PT Angkasa Pura	2,998	3,051	2,915	0.10	0.10	0.06
PT Perusahaan Listrik Negara (Persero)	1,590	1,005	899	0.05	0.03	0.02
PT Pelabuhan Indonesia I (Persero)	2,079	85	663	0.07	0.01	0.01
PT Superintending Company of Indonesia ("Sucofindo")	477	2,283	231	0.02	0.08	0.01
Yayasan Televisi Republik Indonesia	1,419	505	190	0.05	0.02	0.01
Satelindo	34,544	18,402	-	1.15	0.61	-
MGTI	11,633	4,356	-	0.39	0.15	-
Director General of Taxation	1,968	2,612	-	0.07	0.09	-
Ministry of Defense and Security	1,136	-	-	0.04	-	-
Others	1,231	9,023	32,634	0.03	0.28	0.62
Total	Rp 1,113,052	Rp 960,121	Rp 1,413,067	37.05	32.08	26.93
Compensation to telecommunications carriers and service providers						
Telkom	Rp 527,751	Rp 550,050	Rp 657,161	38.63	36.26	19.22
Batam Bintan Telekomunikasi	284	432	3,281	0.02	0.03	0.10
Others	-	-	285	-	-	0.01
Total	Rp 528,035	Rp 550,482	Rp 660,727	38.65	36.29	19.33
Personnel costs						
Jiwasraya	Rp 20,987	Rp 29,673	Rp 28,176	1.54	1.96	0.82
Boards of Directors and Commissioners	9,402	14,498	14,105	0.69	0.96	0.41
Others	13,991	28,014	51,657	1.02	1.85	1.51
Total	Rp 44,380	Rp 72,185	Rp 93,938	3.25	4.77	2.74

(Forward)

(In Millions of Indonesian Rupiah and Thousands of U.S. Dollars, Except Share and Tariff Data)

	Amount			Percentage to Respective Income or Expenses (%)		
	1999 (As Restated - see Note 5)	2000 (As Restated - see Note 5)	2001	1999 (As Restated - see Note 5)	2000 (As Restated - see Note 5)	2001
Other costs of services						
PT Pos Indonesia	Rp -	Rp -	Rp 3,773	-	-	0.11
Patrakomindo	-	-	1,156	-	-	0.03
Total	Rp -	Rp -	Rp 4,929	-	-	0.14
Other income (expenses)						
Interest income						
State-owned banks	Rp 111,176	Rp 117,449	Rp 354,168	(507.91)	14.79	199.67
Telkom	-	-	191,404	-	-	107.91
GLP	1,478	-	-	(6.75)	-	-
Kalimaya	778	-	-	(3.55)	-	-
Consultancy fees						
PT Danareksa Sekuritas	-	-	(102,800)	-	-	(57.96)
Total	Rp 113,432	Rp 117,449	Rp 442,772	(518.21)	14.79	249.62

The following are the significant agreements/transactions with related parties:

a. State-owned banks

The Companies place a substantial amount of their cash and cash equivalents in various state-owned banks. Interest rates on these assets are comparable to those offered by third-party banks.

b. Telkom

(1) a. International telecommunications services

The Company and Satelindo have an agreement with Telkom, a majority state-owned local telecommunications services company, for the provision of international telecommunications services to the public. The principal matters covered by the agreement are as follows:

- Telkom provides the local network for customers to make or receive international calls. The Company and Satelindo provide the international network for the customers. The international telecommunications services include international calls, telex, telegram, packet net, TV link, frame net, etc.
- The Company, Satelindo and Telkom are responsible for their respective telecommunications facilities.
- Telkom handles customer billing and collection, except for leased circuits and public phones located at the international gateways. The Company and satelindo have to pay Telkom 1% of the collections made by Telkom, plus the billing process expenses which are fixed at forty-one rupiah per record of outgoing call, as compensation for billing processing (see Note 22).

(In Millions of Indonesian Rupiah and Thousands of U.S. Dollars, Except Share and Tariff Data)

- The compensation arrangement for the services provided is based on interconnection tariffs (see Note 33) determined by the Ministry of Communications.

Receivables from Telkom are settled according to payments received by Telkom from the respective customers. These receivables are non-interest bearing.

Under a cooperation agreement with Telkom, the compensation of Telkom relating to leased circuit/channel services, such as world link and bit link, is calculated at 15% of the Company's collected revenues from such services.

The Company and Satelindo also lease circuits from Telkom to link Jakarta, Medan and Surabaya.

b. Cellular Services

Satelindo and IM3 also have an agreement with Telkom for the interconnection of Satelindo's and IM3's GSM mobile cellular telecommunications network with Telkom's Public Switched Telephone Network ("PSTN"), enabling Satelindo's and IM3's customers to make outgoing calls to or receive incoming calls from Telkom's customers. The interconnection tariffs are determined by the Ministry of Communications (see Note 33).

(2) In 1994, Satelindo entered into a land transfer agreement with Telkom for the transfer of Telkom's rights to use 134,925 square meters of land located at Daan Mogot, West Jakarta, where Satelindo's earth control station is currently situated. The land transfer agreement enables Satelindo to use the land for a period of 30 years from the date of the agreement, and could be extended based on mutual agreement, for a price equivalent to U.S.$ 40,000. As of December 31, 2001, the Company has fully paid the price.

(3) In 1994, Lintasarta also entered into several joint venture cooperation agreements with Telkom, wherein Lintasarta will act as provider of data telecommunications services. Lintasarta has to pay the Ministry of Communications for the rights to provide telecommunications services and for the use of radio frequency and Telkom for the infrastructure rental. For certain services, Lintasarta has to pay a certain percentage of its net revenue to Telkom. These agreements took effect starting on August 2, 1994.

Revenue shared by Lintasarta to Telkom amounted to Rp 3,690, Rp 8,990 and Rp 2,163 for the years ended December 31, 1999, 2000 and 2001, respectively. Outstanding liabilities to Telkom arising from these transactions amounted to Rp 1,766 and Rp 617 as of December 31, 2000, and 2001, respectively, and are presented as part of "Due to Related Parties".

Total expenses due to the Ministry of Communications for the concession fees and use of frequency and to Telkom for the infrastructure rental amounted to Rp 1,644 and Rp 16,123, respectively, for the year ended December 31, 1999, Rp 1,699 and Rp 21,244, respectively, for the year ended December 31, 2000, and Rp 2,265 and Rp 49,184, respectively, for the year ended December 31, 2001. These are presented as part of "Operating Expenses - Compensation to Telecommunications Carriers and Service Providers". Outstanding liabilities to Ministry of Communications for the concession fees and use of frequency amounted to Rp 1,552 and Rp 3,817 as of December 31, 2000 and 2001, respectively. Outstanding liabilities for the infrastructure rental amounted to Rp 3,584 and Rp 11,610 as of December 31, 2000 and 2001, respectively. These are presented as part of "Accrued Expenses".

(In Millions of Indonesian Rupiah and Thousands of U.S. Dollars, Except Share and Tariff Data)

(4) In 1998, Lintasarta entered into a cooperation agreement with Telkom regarding the use and supply of telecommunication facility. Lintasarta agreed to rent a Digital Transmission Channel Network from Telkom until 2002. Based on the agreement, Lintasarta should pay in advance rental fee of Rp 14,835. Rental fee charged to operations for the years ended December 31, 1999, 2000 and 2001 amounted to Rp 4,094 each year and is presented as part of "Operating Expenses - Compensation to Telecommunications Carriers and Service Providers". The current portion of unamortized prepaid rent amounted to Rp 4,094 and Rp 907 as of December 31, 2000 and 2001, respectively, and is presented as part of "Prepaid Expenses and Other Current Assets", while the long-term prepaid rent amounted Rp 907 as of December 31, 2000 and is presented as part of "Non-Current Assets - Others".

(5) In 1999, Lintasarta entered into an agreement with Telkom, whereby Telkom agreed to lease one transponder to Lintasarta for U.S.$ 1,800 a year. Based on an amendment agreement dated May 9, 2000, Telkom agreed to lease additional one-fourth of the capacity of another transponder. Lintasarta has to pay U.S.$ 2,250 a year from May 1, 2000 up to September 30, 2002 for both old and new transponder leases. Transponder lease expense charged to operations amounted to Rp 16,305 in 2000 and Rp 19,688 in 2001, and is presented as part of "Operating Expenses - Compensation to Telecommunications Carriers and Service Providers". As of December 31, 2000, the unpaid lease amounted to Rp 1,799, which is presented as part of "Accrued Expenses".

The following is a summary of the significant transactions between the Companies and Telkom:

	Amount			Percentage to Respective Income or Expenses (%)		
	1999 (As Restated - see Note 5)	2000 (As Restated - see Note 5)	2001	1999 (As Restated - see Note 5)	2000 (As Restated - see Note 5)	2001
Net operating revenues (net of allocation to overseas international carriers)	Rp 859,350	Rp 719,410	Rp 1,111,477	28.60	24.04	21.18
Operating expenses	Rp 527,751	Rp 550,050	Rp 657,161	38.63	36.26	19.22

c. Telkomsel

The Company, Satelindo and IM3 have interconnection transactions with Telkomsel, a subsidiary of Telkom, under a contractual sharing agreement, which provides the following:

- The Company's and Satelindo's international gateway exchanges are interconnected with Telkomsel's GSM mobile cellular telecommunications network to make outgoing or receive incoming international calls through the Company's and Satelindo's international gateway exchanges.

(In Millions of Indonesian Rupiah and Thousands of U.S. Dollars, Except Share and Tariff Data)

- The Company and Satelindo receive as compensation for the interconnection, a portion of Telkomsel's revenues from the related services that are made through the Company's and Satelindo's international gateway exchanges.

- Satelindo and IM3 have also agreements with Telkomsel for the interconnection of Satelindo's and IM3's GSM mobile cellular telecommunications network with Telkomsel's network, enabling Telkomsel's customers to make calls to or receive calls from Satelindo's and IM3's customers.

- The agreements are renewable annually.

Interconnection revenues earned from Telkomsel for the years ended December 31, 1999, 2000 and 2001 amounted to Rp 151,459, Rp 148,746 and Rp 184,883, respectively, which are net of interconnection charges amounting to Rp 29,234, Rp 58,216 and Rp 111,745, respectively.

d. <u>PSN</u>

Satelindo entered into a cooperation agreement with PSN in 1995 in respect of the control and operation of Palapa-C satellites. In accordance with the cooperation agreement, the Company and PSN jointly purchased the Palapa-C1 and C2 satellites whereby Satelindo owns 85.99% share in each of the satellites.

In 1997, Satelindo entered into an operation agreement with PSN, an investee of Telkom, in respect of the Palapa-C satellites. In accordance with the agreement, Satelindo agreed to operate and control the Palapa-C satellites through Satelindo's Master Control Station ("MCS") located at Daan Mogot, West Jakarta. Under the agreement, PSN shall pay an annual operation fee of U.S.$ 323 to Satelindo. The operation fee has been paid by PSN in quarterly installments since February 1999.

The agreement was amended on August 10, 1999 relating to the de-orbit of one of the satellites.

e. <u>APE</u>

In 2000, Lintasarta entered into a Right of Use Agreement covering partial capacity of data communication equipment owned by APE, an associated company. The agreement became effective starting on April 5, 2001 until 5 years thereafter. Based on the agreement, the Company is obliged to pay U.S.$ 628 in advance. The amortization of the right of use charged to operations in 2001 amounted to Rp 944 and is presented as part of "Other Costs of Services". The current portion of the unamortized right of use, which amounted to Rp 1,258 as of December 31, 2001, is presented as part of "Prepaid Expenses and Other Current Assets" account, while the long-term portion amounted to Rp 4,089 as of December 31, 2001, which is presented under "Non-Current Assets - Others". Effective January 1, 2002, this right of use has been transferred back to APE in exchange for APE's shares.

(In Millions of Indonesian Rupiah and Thousands of U.S. Dollars, Except Share and Tariff Data)

f. *Key Management Personnel*

The amounts due from key management personnel represent housing and transportation allowance which were given 5 year in advance by the Company. Total housing and transportation loans which were given to the key management personnel in 2000 and 2001 amounted to Rp 18,902 and Rp 40,204, respectively, and are presented as part of "Due from Related Parties", while those given to non-key management personnel amounting to Rp 24,888 and Rp 24,245 as of December 31, 2000 and 2001 are presented as part of "Accounts Receivable - Others" for the current portion and amounting to Rp 51,928 and Rp 146,539 as of December 31, 2000 and 2001 as part of "Long-term Receivables" for the long-term portion.

g. *Koperasi Pegawai Indosat ("Kopindosat")*

Kopindosat is a cooperative established by the Company's employees to engage in various activities from which it earns revenues, such as providing housing and car loans and other consumer loans principally to the Company's employees, as well as car, house, and equipment rental and other services principally to the Company.

Kopindosat and certain of its subsidiaries are under the supervision of the Company's management. The Company also seconded several of its employees on a temporary basis to support Kopindosat and its subsidiaries in conducting their businesses and to provide managerial training for the Company's employees. In addition, the Company provides Kopindosat and certain of its subsidiaries some office spaces in its buildings for use in their businesses.

As of December 31, 2000 and 2001, Kopindosat has investments in the following entities:

	Equity Interest (%)	
	2000	2001
PT Puri Perkasa Farmindo	95.00	95.00
PT Duta Sukses Utama	90.00	90.00
PT Graha Informatika Nusantara	19.39	19.39
PT Mutiara Data Caraka Lintas	15.00	15.00
Sisindosat	2.43	2.43
PT Bangtelindo	1.60	1.60
IM3	-	0.06
Lintasarta	0.68	0.66
IMM	0.50	0.50
Konsorsium Kopralindo	10.00	-

Kopindosat annually distributes to the Company's employees a portion of its profit earned during the preceding fiscal year. The Company initially makes the distribution to the employees and is subsequently reimbursed by Kopindosat. The timing of such reimbursement, which has historically occurred within the year of distribution, is subject to negotiations between the Company and Kopindosat. The receivable is non-interest bearing.

(In Millions of Indonesian Rupiah and Thousands of U.S. Dollars, Except Share and Tariff Data)

h. *GLP*

In 1997, GLP (an associated company) issued a promissory note amounting to U.S.$ 10,000 payable to PT Asuransi Jasa Indonesia, which note was subsequently arranged to be made payable to PT Rekasaran Utama on the maturity date of the note in 1997. The note is secured by a corporate guarantee issued by Sisindosat.

As a result of the economic condition in Indonesia (see Note 37), GLP could no longer pay the note. As a guarantor, Sisindosat has become liable for the payment of the note. At the extraordinary meeting of the stockholders of GLP in 1998, it was approved that Sisindosat be entitled to take custody of the office building when GLP defaults in the payment of the note. Based on a negotiable promissory note agreement in 1999, the note was settled from the proceeds of a loan acquired by Sisindosat from the Company and Sisindosat's guarantee was released.

The loan bears annual interest at the average interest rate for three-month period of U.S. dollar time deposits from three state-owned banks.

Sisindosat has provided an allowance for possible loss from the non-collection of this loan receivable and related interest in 2000 and 2001, after considering GLP's financial position.

i. *YTC*

IMM provided long-term loans to YTC relating to the construction of YTC's office building and the purchase of its land and studio equipment. The loans are collateralized by a part of the property and equipment and shares of YTC. Considering YTC's financial position, IMM has provided an allowance to cover possible losses from uncollectible loans amounting to Rp 15,078 as of December 31, 2000 and 2001.

j. *Jiwasraya*

Jiwasraya is a state-owned life insurance company that provides services to the Companies in managing the Companies' pension plan.

k. *PT Danareksa Sekuritas ("Danareksa")*

On October 11, 2000, the Company entered into an agreement with Credit Suisse First Boston (Singapore) Ltd and Danareksa as exclusive coordinators to the Company's advisor with respect to strategic view of (1) the potential sale to and/or alliance with strategic partner, (2) restructuring of the Company's cellular businesses, (3) restructuring of the Company's non-cellular businesses, and (4) termination of the Company's and/or Telkom's status as the exclusive provider of telecommunications services, including the review of any compensation to be paid to the Company and/or Telkom for such termination.

Total fees and out-of-pocket expenses ("OPE") are (1) U.S.$ 100 for each month as financial advisory fee, (2) U.S.$ 6,500 as minimum transaction fees, and (3) U.S.$ 25 for each month as maximum OPE.

In February 2001, the Company paid advisory fees for 4 months amounting to U.S.$ 400 and in July 2001, the Company paid transaction fees amounting to U.S.$ 22,545.

The management believes that the allowance provided on accounts receivable - trade and others from related parties is adequate to cover possible loss from uncollectible accounts.

The relationship and nature of account balances/transactions with other related parties are as follows:

No.	Related Parties	Relationship	Nature of Account Balances/Transactions
1.	Ministry of Communications	Government Agency	Operating revenues - MIDI and concession fee
2.	PT Pos Indonesia	Affiliate	Operating revenues - MIDI
3.	Pemda DKI Jakarta	Government Agency	Compensation for tower
4.	EDI	Associated company	Sale of property and equipment
5.	Kalimaya	Associated company	Interest-bearing loan
6.	YIMM	Associated company	Interest-bearing loan
7.	UGBDN	Affiliate	Rent expense
8.	Government of the Republic of Indonesia	Stockholder	Interest-bearing loan
9.	Sistelindo	Associated company	Operating revenues - MIDI
10.	PT Angkasa Pura	Affiliate	Operating revenues - MIDI
11.	PT Perusahaan Listrik Negara (Persero)	Affiliate	Operating revenues - MIDI
12.	PT Pelabuhan Indonesia I (Persero)	Affiliate	Operating revenues - MIDI
13.	Sucofindo	Affiliate	Operating revenues - MIDI
14.	Televisi Republik Indonesia	Affiliate	Operating revenues - MIDI
15.	Satelindo	Subsidiary	Interconnection revenue

(Forward)

(In Millions of Indonesian Rupiah and Thousands of U.S. Dollars, Except Share and Tariff Data)

No.	Related Parties	Relationship	Nature of Account Balances/Transactions
16.	MGTI	Associated company	Operating revenues - MIDI
17.	Director General of Taxation	Government Agency	Operating revenues - MIDI
18.	Ministry of Defense and Security	Government Agency	Operating revenues - MIDI

28. DISTRIBUTION OF INCOME AND APPROPRIATION OF RETAINED EARNINGS

At the Company's Annual Stockholders' General Meeting held on May 12, 1999, the stockholders resolved to, among others, approve the utilization of 1998 net income as follows:

- 59% for investment
- 1% for reserve fund
- 40% for dividend or Rp 425.08 per share.

At the Company's Annual Stockholders' General Meeting held on April 20, 2000, the stockholders resolved to, among others:

a. Approve the utilization of 1999 net income (before restatement, see Note 5) as follows:
   - 49% for investment
   - 1% for reserve fund
   - 50% for dividend or Rp 666 per share or other amount after considering the Company's new shares issuance.

b. Pay the dividend in two terms: 50% on June 9, 2000 (Rp 333 per share) and the balance on November 1, 2000, except for the dividend due to the Government of the Republic of Indonesia, which was payable on July 18, 2000.

At the Company's Annual Stockholders' General Meeting held on May 10, 2001, the stockholders resolved to, among others:

a. Approve the utilization of 2000 net income (before restatement, see Note 5) as follows:
   - 64% for investment
   - 1% for reserve fund
   - 35% for dividend or Rp 610 per share.

b. Pay the dividend in two terms: 50% on June 20, 2001 (Rp 305 per share) and the balance on December 3, 2001.

(In Millions of Indonesian Rupiah and Thousands of U.S. Dollars, Except Share and Tariff Data)

29. DERIVATIVE INSTRUMENTS

Lintasarta identifies its currency exposures emanating from specific business transactions as well as translation risks. It uses a combination of natural hedges and derivative hedging to manage currency exposures.

To manage its inherent currency risk in operations and translation, Lintasarta adopted the policy of billing some of its customers and paying some of its suppliers in U.S. dollars. For its specific currency and interest rate risks on its foreign currency denominated debt, Lintasarta uses authorized cross currency swap and interest rate swap contracts. Lintasarta entered into these contracts at the time the foreign currency denominated debts were obtained, as required under the loan agreement with the lenders (see Note 16).

Lintasarta does not engage in any speculative derivative transaction. All of Lintasarta's derivative instruments are not designated as hedging instruments for accounting purposes.

Listed below are the outstanding derivative instruments of Lintasarta with American Express Bank Ltd., Jakarta ("Amex") as of December 31, 2001:

Type of Derivative Instruments	Amount		Net Fair value	
a. Cross currency swap	U.S.$	2,400	Rp	17,786
b. Cross currency swap		3,000		24,132
Total cross currency swap (assets)	U.S.$	5,400	Rp	41,918
c. Interest rate swap (liability)	U.S.$	7,000	Rp	1,077

As of January 1, 2001, the transitional adjustments for adopting SAK 55 amounted to Rp 1,810 (net of applicable Income Tax of Rp 776), and is presented as "Other Expenses - Others" in the 2001 consolidated statement of income. The net change in the fair value amounting to Rp 4,930 in 2001 of the outstanding derivative instruments as of December 31, 2001, is presented as part of "Swap Costs" in the 2001 consolidated statement of income.

The following are the details of the derivative contracts:

a. In 1997, Lintasarta entered into a foreign currency swap contract with Amex to hedge its foreign currency loan. Under the terms of the agreement, Lintasarta will swap a total of Rp 37,200 for U.S.$ 12,000 in five years. The currency swap will be done in five equal installments on the 9th of November each year, starting in 1998, with the final exchange being made on May 9, 2002. The contract provides for Lintasarta to make semi-annual premium payments at 15.9% per annum if the 6-month LIBOR is less than 6.25% on reset dates, or 6-month LIBOR plus 10% if the 6-month LIBOR is at or greater than 6.25% on reset dates. Premium charged to operations in 2000 and 2001 amounted to Rp 9,750 and Rp 7,303, respectively, and is presented as part of "Swap Costs" account. As of December 31, 2000 and 2001, the accrued premiums amounted to Rp 1,113 and Rp 573, respectively, and are presented as part of "Accrued Expenses" account. The current portion of swap receivable amounted to Rp 15,588 and Rp 17,786 as of December 31, 2000 and 2001, respectively, and is presented as part of "Derivative Instruments", while the long-term swap receivable - net of current portion amounting to Rp 15,588 as of December 31, 2000, is presented as part of "Derivative Instruments - Net of Current Portion".

(In Millions of Indonesian Rupiah and Thousands of U.S. Dollars, Except Share and Tariff Data)

b. In 1997, Lintasarta entered into a foreign currency swap contract with Niaga to hedge its foreign currency loan. Under the terms of the contract, Lintasarta will swap a total of Rp 36,405 for U.S.$ 15,000 in five years. The currency swap will be done in five equal installments on the 9th of November each year, starting in 1998, with the final exchange being made on May 9, 2002. The agreement provides for Lintasarta to make semi-annual premium payments equivalent to 6-month U.S. dollar LIBOR minus 2.2%. In 1999, Lintasarta terminated this foreign currency swap contract and received cash amounting to U.S.$ 7,425, and paid the cash received to Amex as upfront fee to replace the foreign currency swap contract with Niaga. Under the terms of the new agreement with Amex, Lintasarta will swap a total of Rp 29,124 for U.S.$ 12,000 in three years. The currency swap will be done in four equal installments on the 9th of November each year, starting in 1999, with the final exchange being made on May 9, 2002. The contract provides for Lintasarta to make semi-annual premium payments of 6-month LIBOR plus 1.36%. Premium charged to operations in 2000 and 2001 amounted to Rp 5,985 and Rp 3,691, respectively, and is presented as part of "Swap Costs" account. As of December 31, 2000 and 2001, the accrued premium amounted to Rp 673 and Rp 149, respectively, and is presented as part of "Accrued Expenses" account. As of December 31, 2000 and 2001, the current portion of swap receivable amounted to Rp 21,504 and Rp 24,132, respectively, and is presented as part of "Derivative Instruments", while the long-term swap receivable - net of current portion amounting to Rp 21,504 as of December 31, 2000 is presented as part of "Derivative Instruments - Net of Current Portion".

c. Under Lintasarta's knock-out interest rate swap agreement with Amex, Lintasarta and Amex agreed to exchange, at semi-annual intervals, the difference between Lintasarta's fixed pay rate of 7.45% per annum and the floating pay rate of 6-month U.S. dollar LIBOR plus 1.35%. No payment shall be made by either party if the 6-month LIBOR set of the floating side of the swap is equal to or greater than 6.8%. The notional amount of this contract is U.S.$ 27,000 until November 9, 1998, after which it shall be gradually reduced to the following:

U.S.$ 22,000	-	November 10, 1998 to November 9, 1999
U.S.$ 17,000	-	November 10, 1999 to November 9, 2000
U.S.$ 12,000	-	November 10, 2000 to November 9, 2001
U.S.$ 7,000	-	November 10, 2001 to May 9, 2002

As of December 31, 2001, the fair value of swap payable amounted to Rp 1,077 and is presented as part of "Derivative Instruments" in current liabilities. The loss arising from this transaction amounted to Rp 2,601 in 2001, which is presented as part of "Swap Costs" account, and the accrued swap cost amounted to Rp 401 as of December 31, 2001, which is presented as part of "Accrued Expenses" account. The gain arising from this transaction amounted to Rp 276 in 2000 and is presented as part of "Swap Costs" account and the outstanding receivable amounting to Rp 105 as of December 31, 2000, is presented as part of "Accounts Receivable - Others" account.

(In Millions of Indonesian Rupiah and Thousands of U.S. Dollars, Except Share and Tariff Data)

30. COMMITMENTS AND CONTINGENCY

a. Expenditures for capital asset acquisitions/maintenance services totaling approximately U.S.$ 58,747 and Rp 228,958 as of December 31, 2001, which are principally related to procurement and installation of GSM 1800 infrastructure, capacity extension and quality enhancement of cellular technical equipment, renovation of building, construction of telecommunication peripherals/inland link and procurement/installation of submarine cables/equipment, transmission and cross-connection equipment and office equipment of the Companies, have been committed under contractual arrangements (see Note 38a).

b. As of December 31, 2001, commitments made by the Companies under operating lease agreements amounted to U.S.$ 8,207 and Rp 72,168 with the following maturities:

	U.S.$	Rp
Less than 1 year	5,704	30,192
Between 1 and 5 years	2,503	37,064
More than 5 years	-	4,912

c. In 1994, the Company was appointed as a Financial Administrator ("FA") by a consortium which was established to build and lease Asia Pacific Cable Network ("APCN") submarine cable in countries in the Asia-Pacific Region. As an FA, the Company collects and distributes funds from the sale of APCN's (IRU). The funds from the sale of IRU's do not belong to the Company and therefore, are not recorded in the Company's books. However, the Company is managing these funds in separate accounts. As of December 31, 2001, the total funds from the sale of IRU which have not been distributed to the members of the consortium amounted to U.S.$ 29,831. Besides the funds from the sale of IRU, the members of the consortium will also receive the interest earned by the funds.

d. PT Ericsson Indonesia ("Ericsson")

- On October 3, 2000, IM3 entered into a contract with Ericsson for the procurement and installation of infrastructure for IM3, with a total contract value of Rp 436,784 and U.S.$ 77,877. As of December 31, 2001, total commitments under this contract amounted to Rp 106,346 and U.S.$ 4,584.
- On September 14, 2001, IM3 also entered into a contract with Ericsson for the supply and installation of IM3 indoor solution, with total contract value of U.S.$ 2,181 and Rp 5,399. As of December 31, 2001, the progress of completion on this contract has been approximately 87%.

e. On January 26, 2000, Satelindo entered into a revolving credit facility agreement ("Alcatel revolving facility") with Electro Banque, Paris, for a credit facility amounting to U.S.$ 25,000. The credit facility may be utilized to finance the part of equipment and services which will be supplied by Alcatel CIT and Enkomindo. As of December 31, 2001, Satelindo has not utilized this credit facility.

f. On April 4, 2000, Satelindo entered into a revolving credit facility agreement ("DT revolving facility") with DeTeAsia, Satelindo's stockholder, for a credit facility amounting to U.S.$ 25,000. The credit facility may be utilized to finance Satelindo's working capital and capital expenditure requirements in the event that drawdowns are not available or are no longer made under the Alcatel revolving facility. As of December 31, 2001, Satelindo has not utilized this credit facility.

(In Millions of Indonesian Rupiah and Thousands of U.S. Dollars, Except Share and Tariff Data)

g. On September 28, 2001, the Company received a letter from the Jakarta District Court regarding a claim from Primer Koperasi Pegawai Kantor Menteri Negara Pariwisata dan Kesenian (Primkopparseni, formerly Primkopparpostel) arising from a foreign exchange transaction which was entered into by both parties in 1998. Primkopparseni has claimed losses from the Company for the late transfer of payment for the Company's purchase of U.S.$ 5,000 from Primkopparseni. Because of the late transfer and the significant fluctuation of U.S. dollar exchange rates, Primkopparseni claims from the Company the amount of Rp 16,660 plus monthly interest of 1.5% from the transaction date until the case is settled. Based on existing evidence, the Company believes that it will win the case.

31. DEBTS RESTRUCTURING

a. On May 30, 2000, Satelindo completed its debts restructuring negotiations with its lenders. In connection with the successful completion of these negotiations, Satelindo executed a MRA with its lenders. The carrying amount of the long-term debts and related interest payable amounted to approximately U.S.$ 433,940 and U.S.$ 65,000, respectively, as of May 30, 2000. Satelindo did not recognize a gain on restructuring since the total payments of principal and interest over the remaining term of the debts exceed the carrying amount of the long-term debts and related interest payable.

The terms and conditions of Satelindo's debts pursuant to the provisions of the MRA can be summarized as follows (see Note 16):

1. Ex - IBRA Term Loan

The new terms and conditions of this facility can be summarized as follows:

Lender	IBRA
Principal	U.S.$ 65,402
Interest	LIBOR plus 2.5%

2. Term Loan with IntesaBci S.p.A, Singapore Branch as the Facility Agent

The new terms and conditions of this facility can be summarized as follows:

Facility Agent	IntesaBci S.p.A, Singapore Branch
Principal	U.S.$ 45,640
Interest	LIBOR plus 2.5%

3. GECA Credit

The new terms and conditions of this facility can be summarized as follows:

Facility Agent	Commerzbank AG, Frankfurt am Main	
Principal	U.S.$ 108,008	
Interest	2000 – 2003	: LIBOR plus 2.5%
	2004	: LIBOR plus 4.5%
	2005	: LIBOR plus 5.0%
	2006	: LIBOR plus 5.5%

(In Millions of Indonesian Rupiah and Thousands of U.S. Dollars, Except Share and Tariff Data)

4. Guaranteed Floating Rate Bonds

The new terms and conditions of the Bonds can be summarized as follows:

Trustee	The Bank of New York
Principal	U.S.$ 214,890
Interest	2000 – 2003 : LIBOR plus 2.5%
	2004 : LIBOR plus 4.5%
	2005 : LIBOR plus 5.0%
	2006 : LIBOR plus 5.5%

Principal repayment schedule:

	Ex - IBRA		IntesaBci S.p.A		GECA Credit		Guaranteed Floating Rate Bonds		Total	
June 30, 2000	U.S.$	3,000	U.S.$	2,282	U.S.$	-	U.S.$	-	U.S.$	5,282
December 31, 2000		3,000		2,282		-		-		5,282
June 30, 2001		3,000		2,282		-		-		5,282
December 31, 2001		3,000		2,282		-		-		5,282
June 30, 2002		12,200		9,128		-		-		21,328
December 31, 2002		12,200		9,128		-		-		21,328
June 30, 2003		14,500		9,128		-		-		23,628
December 31, 2003		14,502		9,128		-		-		23,630
December 31, 2004		-		-		36,003		71,630		107,633
December 31, 2005		-		-		36,003		71,630		107,633
December 31, 2006		-		-		36,002		71,630		107,632
Total	U.S.$	65,402	U.S.$	45,640	U.S.$	108,008	U.S.$	214,890	U.S.$	433,940

b. Debt Facility with Alcatel CIT and Enkomindo

In addition to the four loans above, Satelindo also converted a payable to Alcatel CIT and Enkomindo into a long-term debt facility, with details as follows:

Lender	Alcatel CIT and Enkomindo
Principal	U.S.$ 116,000
Interest	2000 – 2003 : LIBOR plus 2.50%
	2004 : LIBOR plus 4.50%

Regular repayment schedule for this debt facility is as follows:

	Amount	
March 31, 2000	U.S.$	11,600
September 30, 2000		11,600
March 31, 2001		11,600
September 30, 2001		11,600
March 31, 2002		11,600
September 30, 2002		11,600
March 31, 2003		11,600
September 30, 2003		11,600
March 31, 2004		11,600
September 30, 2004		11,600
Total	U.S.$	116,000

(In Millions of Indonesian Rupiah and Thousands of U.S. Dollars, Except Share and Tariff Data)

c. The MRA includes provisions for mandatory prepayment (under certain conditions) and voluntary payments.

32. TARIFF SYSTEM

a. International telecommunications services

The service rates ("tariff") for overseas exchange carriers are set based on the international telecommunications regulations established by the International Telecommunications Union ("ITU"). These regulations require the international telecommunications administrations to establish and revise, under mutual agreement, accounting rates to be applied among them, taking into account the cost of providing specific telecommunications services and relevant recommendations from the Consultative Committee on International Telegraph and Telephone ("CCITT"). The rates are divided into terminal shares payable to the administrations of terminal countries and, where appropriate, into transit shares payable to the administrations of transit countries.

The ITU also regulates that the monetary unit to be used, in the absence of special arrangements, shall be the Special Drawing Right ("SDR") or the Gold franc that is equivalent to 1/3.061 SDR. Each administration shall, subject to applicable national law, establish the charges to be collected from its customers.

The tariffs billed to domestic subscribers for international calls originating in Indonesia, also known as collection rates, are established in a decision letter of the Ministry of Communications, which rate is generally higher than the accounting rate. During the period 1996 to 1998, the Ministry of Communications made tariff changes effective January 1, 1997, March 15, 1998 and November 15, 1998.

b. Cellular services

Tariff for cellular providers are set on the basis of regulation No. KM 27/PR.301/MPPT-98 dated February 23, 1998 of the Ministry of Tourism, Posts and Telecommunications (subsequently renamed "Ministry of Communications"). Under this regulation, the cellular tariff consists of the following:

- Connection fee
- Monthly charges
- Usage charges

The maximum tariff for connection fee is Rp 200,000 per new connection number. The maximum tariff for monthly charge is Rp 65,000. Usage charges consist of the following:

(In Millions of Indonesian Rupiah and Thousands of U.S. Dollars, Except Share and Tariff Data)

1. Airtime

The maximum airtime tariff charged for origin cellular is Rp 325/minute. The details of the tariff system are as follows:

a.	Cellular to cellular	: 2 times airtime rate
b.	Cellular to Public Switched Telephone Network ("PSTN")	: 1 time airtime rate
c.	PSTN to cellular	: 1 time airtime rate
d.	Card phone to cellular	: 1 time airtime rate plus 41% surcharge

2. Usage

a. Usage tariff charged to a cellular subscriber who makes a call to another subscriber using PSTN network is similar to the usage tariff of PSTN, which is applied on a time differentiation basis. For the use of local PSTN network, the tariff is computed at 50% of the prevailing local PSTN tariff.

b. Long-distance usage tariff between two different service areas without using PSTN network is similar to the prevailing tariff on domestic long-distance call ("SLJJ") for a PSTN subscriber.

The maximum tariff for active roaming is Rp 1,000 per call and is charged to in-roaming cellular subscriber who makes a call.

Tariffs for pre-paid customers are also regulated by the Ministry of Communications in its Decree No. KM.79 Year 1998 dated December 14, 1998, and are typically higher than tariffs for postpaid subscribers. Cellular operators are allowed to set their own tariffs. However, the maximum usage tariffs for prepaid customers may not exceed 140% of peak time tariffs for postpaid subscribers.

33. INTERCONNECTION TARIFFS

Interconnection tariffs among domestic telecommunications operators are regulated by the Ministry of Communications through its decree No. KM.108/PR.301/MPPT-94 dated December 28, 1994. The regulation has been updated several times with the latest update being decree No. KM.37 Year 1999 dated June 11, 1999. This decree, along with decree No. KM.46/PR.301/MPPT-98 dated February 27, 1998, prescribes interconnection tariff structures between mobile cellular telecommunications network and PSTN, mobile cellular telecommunications network and international telecommunications network, mobile cellular telecommunications network and other domestic mobile cellular telecommunications network, international telecommunications network and PSTN and other domestic PSTN.

(In Millions of Indonesian Rupiah and Thousands of U.S. Dollars, Except Share and Tariff Data)

Based on the decree of the Ministry of Communications, the interconnection tariff arrangement is as follows:

1. Structure of the Interconnection Tariff

   a. Between international and domestic PSTN

   Based on decision letter No. KM.37 Year 1999 dated June 11, 1999 of the Ministry of Communications, the new interconnection tariffs are as follows:

	Tariff	Basis
Access charge	Rp 850 per call	Number of successful outgoing and incoming calls
Usage charge	Rp 550 per paid minute	Duration of successful outgoing and incoming calls
Universal service obligation ("USO")	Rp 750 per call	Number of successful outgoing and incoming calls

   For a ten-year period effective January 1, 1995, the Company is exempted from the obligation to pay USO to Telkom.

   Based on a letter from the Ministry of Communications, the access and usage charges to be paid by an international telecommunications carrier to a domestic carrier for the next ten years up to 2004 are not to exceed 25% of the international telecommunications carrier's international telecommunications revenue.

   b. Between cellular telecommunications network and domestic PSTN

   Based on the Ministry of Tourism, Post and Telecommunication Decree No. KM.46/PR.301/MPPT-98 ("Decree No. 46") dated February 27, 1998 which became effective starting April 1, 1998, the interconnection tariffs are as follows:

   (1) Local Calls

   For local calls from a cellular telecommunications network to a PSTN subscriber, the cellular operator pays the PSTN operator 50% of the prevailing tariff for local calls. For local calls from the PSTN to a cellular subscriber, the cellular operator receives the airtime charged by the PSTN operator to its subscribers.

   (2) SLJJ

   For SLJJ which originate from the PSTN to a cellular subscriber, the cellular operator receives a portion of the prevailing SLJJ tariff, which portion ranges from 15% of the prevailing SLJJ tariff plus the airtime charges in cases where the entire long-distance portion is not carried by the cellular operator, to 60% of the tariff plus the airtime charges in cases where the entire long-distance portion is carried by the cellular operator.

   For SLJJ which originate from a cellular telecommunications network to a PSTN subscriber, the cellular operator is entitled to retain a portion of the prevailing SLJJ tariff, which portion ranges from 15% of the tariff in cases where the entire long-distance

(In Millions of Indonesian Rupiah and Thousands of U.S. Dollars, Except Share and Tariff Data)

portion is not carried by the cellular operator, to 60% of the tariff in cases where the entire long-distance portion is carried by the cellular operator.

c. Between cellular telecommunications network and another cellular telecommunications network

Based on Decree No. 46, the interconnection tariffs are as follows:

(1) Local Calls

For local calls from a cellular telecommunications network to another, the "origin" cellular operator pays the airtime to the "destination" cellular operator. If the call is carried by the PSTN, the cellular operator pays the PSTN operator 50% of the prevailing tariff for local calls.

(2) SLJJ

For SLJJ which originate from a cellular telecommunications network, the cellular operator is entitled to retain a portion of the prevailing SLJJ tariff, which portion ranges from 15% of the tariff in cases where the entire long-distance portion is not carried by the cellular operator, to 85% of the tariff in cases where the entire long-distance portion is carried by the cellular operator and the call is delivered to another cellular operator, and to 100% if the call is delivered to the same cellular operator.

d. Between international PSTN and cellular telecommunications network

Starting from 1998, the interconnection tariff for international cellular call traffic to/from overseas from/to domestic cellular subscribers, regardless of whether the traffic is made through domestic PSTN or not, is based on the same tariff applied to traffic made through domestic PSTN as mentioned in "a" above. However, up to December 31, 2001, as agreed mutually with the cellular telecommunications operators, Satelindo and the Company still applied the original contractual sharing agreements regarding the interconnection tariffs (see Note 34).

e. Between international gateway exchanges

Interconnection charges for international telecommunications traffic between international gateway exchanges are based on agreements between international telecommunications carriers and international telecommunications joint ventures.

2. Revenue Sharing

Revenue from access and usage charges from international telecommunications traffic with telecommunications networks owned by more than one domestic telecommunications carrier which is not regulated by this decree, is to be proportionally shared with each carrier, which proportion is to be arranged by the Director General of Post and Telecommunications.

(In Millions of Indonesian Rupiah and Thousands of U.S. Dollars, Except Share and Tariff Data)

34. INTERCONNECTION AGREEMENTS WITH SEVERAL CELLULAR TELECOMMUNICATIONS OPERATORS

The Company, Satelindo and IM3 have interconnection agreements with each of PT Excelcomindo Pratama or "Excelcom" and PT Komunikasi Selular Indonesia or "Komselindo" (for the interconnection agreement with Telkomsel, see Note 27). The principal matters covered by the agreements are as follows:

- The Company's and Satelindo's international gateway exchanges are interconnected with mobile cellular telecommunication operators' networks to make outgoing or receive incoming international calls through the Company's and Satelindo's international gateway exchanges.
- The Company and Satelindo receive, as compensation for the interconnection, a portion of the cellular telecommunications operators' revenues from the related services that are made through the Company's and Satelindo's international gateway exchanges.
- Satelindo and IM3 also have an agreement with the above operators for the interconnection of Satelindo's and IM3's GSM mobile cellular telecommunications network with the above operators' network, enabling the above operators' customers to make calls/send short messages services ("SMS") to or receive calls/SMS from Satelindo's and IM3's customers.
- The agreements are renewable annually.

As of December 31, 2001, there have been neither extensions nor terminations upon the expiration of the agreements. The Company, Satelindo and IM3 and the above operators still continue their business under the agreements by applying the original compensation formula.

Interconnection revenues (net of interconnection charges) earned by the Company, Satelindo and IM3 from the operators are as follows:

	1999		2000		2001	
Excelcom	Rp	33,625	Rp	13,615	Rp	14,164
Komselindo		343		657		1,013
Total	Rp	33,968	Rp	14,272	Rp	15,177

35. ASSETS AND LIABILITIES DENOMINATED IN FOREIGN CURRENCIES

The Companies' monetary assets and liabilities denominated in foreign currencies as of December 31, 2000 and 2001 are as follows:

	Foreign Currencies	Amount in Foreign Currencies	Equivalent Rupiah *)
2000			
Assets:			
Cash and cash equivalents	United States dollar	182,669	1,752,709
	Japanese yen	20,029,594	1,674

(Forward)

(In Millions of Indonesian Rupiah and Thousands of U.S. Dollars, Except Share and Tariff Data)

	Foreign Currencies	Amount in Foreign Currencies	Equivalent Rupiah *)
2000			
Accounts receivable	United States dollar	54,804	525,844
Other assets	United States dollar	5,744	55,114
Liabilities:			
Accounts payable	United States dollar	24,499	235,068
Accrued expenses	United States dollar	809	7,762
Long-term debts	United States dollar	14,000	134,330
Net assets position	United States dollar	203,909	1,956,507
	Japanese yen	20,029,594	1,674
2001			
Assets:			
Cash and cash equivalents	United States dollar	150,017	1,560,177
Accounts receivable	United States dollar	58,078	604,011
Other assets	United States dollar	1,767	18,376
Liabilities:			
Accounts payable	United States dollar	33,091	344,146
Accrued expenses	United States dollar	800	8,320
Long-term debts	United States dollar	204,836	2,130,294
Net liabilities position	United States dollar	28,865	300,196

*) the equivalent rupiah balances presented have been translated using the average of the buying and selling rates prevailing at balance sheet date as published by Bank Indonesia

36. SEGMENT INFORMATION

The Companies manage and evaluate their operations in three major reportable segments: international calls, cellular and MIDI. The operating segments are managed separately because each offers different services/products and serves different markets.

The accounting policies of the operating segments are the same as those described in "Summary of Significant Accounting Policies" (see Note 2). Interest income is not reported on an operating segment basis because cash and cash equivalents are aggregated and evaluated separately from business operations. Interest expense and Income Tax are also not reported on an operating segment basis because they are not considered in the performance evaluation by the Companies' management.

Inter-segment pricing is determined on an arm's length basis.

(In Millions of Indonesian Rupiah and Thousands of U.S. Dollars, Except Share and Tariff Data)

Segment results and assets include items directly attributable to a segment as well as those that can be allocated on a reasonable basis. Segment capital expenditure is the total cost incurred during the period to acquire segment assets that are expected to be used for more than one period.

Consolidated information by industry segment follows:

	Major Segments				
	International Calls	Cellular	MIDI	Other Services	Segment Total
1999					
Revenues from external customers	Rp 2,315,837	Rp -	Rp 628,115	Rp 82,101	Rp 3,026,053
Intersegment revenues	-	-	14,543	6,836	21,379
Operating income	1,176,339	-	277,214	185,171	1,638,724
Depreciation	84,921	-	62,688	4,976	152,585
Segment profit	1,176,339	-	212,214	136,956	1,525,509
Segment assets	1,718,143	-	835,271	158,154	2,711,568
Expenditures for segment assets	328,724	-	144,338	9,612	482,674
2000					
Revenues from external customers	2,184,008	-	752,978	81,771	3,018,757
Intersegment revenues	-	-	21,238	5,275	26,513
Operating income (loss)	1,233,389	-	250,135	(6,484)	1,477,040
Depreciation	97,053	-	87,569	5,230	189,852
Segment profit	1,233,389	-	252,319	1,200	1,486,908
Segment assets	1,733,333	-	1,059,295	195,185	2,987,813
Expenditures for segment assets	108,439	-	183,312	6,383	298,134
2001					
Revenues from external customers	2,270,675	1,983,005	1,147,587	114,645	5,515,912
Intersegment revenues	76,949	98,451	83,577	8,996	267,973
Operating income (loss)	1,036,468	462,045	344,471	(3,395)	1,839,589
Depreciation	136,332	703,600	167,228	4,459	1,011,619
Segment profit	1,008,502	224,209	296,228	422,308	1,951,247
Segment assets	2,623,155	9,177,680	2,549,027	397,325	14,747,187
Expenditures for segment assets	647,226	7,670,744	684,323	469,889	9,472,182

Reconciliations:

	1999	2000	2001
Revenues			
Total revenues for reportable segments	Rp 2,943,952	Rp 2,936,986	Rp 5,401,267
Other revenues	82,101	81,771	114,645
Elimination of intersegment revenues	(21,379)	(26,513)	(267,973)
Total Revenues	Rp 3,004,674	Rp 2,992,244	Rp 5,247,939
Income before Income Tax			
Total income before Income Tax for reportable segments	Rp 1,388,553	Rp 1,485,708	Rp 1,528,939
Other income before Income Tax	136,956	1,200	422,308
Elimination of intersegment income before Income Tax	6,476	(62,222)	(475,919)

(In Millions of Indonesian Rupiah and Thousands of U.S. Dollars, Except Share and Tariff Data)

	1999	2000	2001
Unallocated amounts:			
Interest income	Rp 217,060	Rp 154,299	Rp 599,126
Gain (loss) on foreign exchange - net	(57,182)	464,675	513,924
Equity in net income of associated companies	617,771	137,481	126,846
Interest expense	(14,762)	(5,261)	(389,384)
Consultancy fees	-	-	(259,811)
Other income (expenses) - net	(83,333)	177,236	72,418
Total Income before Income Tax	Rp 2,211,539	Rp 2,353,116	Rp 2,138,447
Assets			
Total assets for reportable segments	Rp 2,553,414	Rp 2,792,628	Rp 14,349,862
Other assets	158,154	195,185	397,325
Elimination of intersegment assets	(314,807)	(386,133)	(6,968,336)
Other unallocated amounts	2,854,800	4,712,804	14,569,849
Total Assets	Rp 5,251,561	Rp 7,314,484	Rp 22,348,700

37. CURRENT ECONOMIC CONDITION

Since the second half of 1997, Indonesia has been experiencing economic difficulties due to highly volatile exchange rates, unusually high interest rates, general price increases of commodities and services, lack of liquidity and tightening of available credit. This condition has become more unfavorable after the first semester of 1998 and since then, new business investments have declined significantly. The economic difficulties have slowed down business activities of most of the Companies' customers and could increase credit risk inherent in receivables from these customers.

The Companies' obligations arising from allocation to overseas international carriers and long-term debts have increased significantly in rupiah terms because these obligations and loans are denominated in U.S. dollars.

In response to these economic events, the Companies have adopted more stringent criteria in the evaluation of their investment activities, intensified their collection efforts and implemented a cost-cutting program. In addition, Satelindo also restructured its loans from its creditors in May 2000 and Lintasarta entered into swap contracts to hedge its liabilities denominated in U.S. dollar (see Note 29). The Companies will continue to adopt these measures and will initiate other measures to address the economic difficulties.

Although the volatility of the foreign exchange rates has been reduced and interest rates have declined significantly since 1999, the resolution of the economic condition is dependent on the fiscal, monetary and other measures that are being taken by the Government, actions which are beyond the Companies' control, to achieve economic recovery. It is not possible to determine the future development on the economic condition and its impact on the Companies' liquidity and earnings.

(In Millions of Indonesian Rupiah and Thousands of U.S. Dollars, Except Share and Tariff Data)

38. SUBSEQUENT EVENTS

a. As of March 14, 2002, the average buying and selling rates of bank notes published by Bank Indonesia is Rp 9,960 to U.S.$ 1, while as of December 31, 2001, the average buying and selling rates is Rp 10,400 to U.S.$ 1. On the basis of the rates as of March 14, 2002, the Companies earned foreign exchange gain amounting to approximately Rp 12,701 on the foreign currency assets, net of foreign currency liabilities, as of December 31, 2001 (see Note 35).

   The commitments for the capital expenditures and operating leases denominated in U.S. dollar as of December 31, 2001 as disclosed in Note 30 would approximate Rp 585,123 and Rp 81,742, respectively, if translated at the rate as of March 14, 2002.

b. On February 1, 2002, the Company and Telkom made a press release to announce the cancellation of the proposed acquisition of KSO Unit IV because certain conditions have not been met (see Note 4). Because of the cancellation, the Company billed Telkom the amount of Rp 2,408,983 on February 1, 2002, which represents the outstanding balance of receivables from Telkom (including interest) as of January 31, 2002, net of withholding Income Tax, arising from the cross-ownership transactions in 2001 (see Note 4).

c. On February 20, 2002, Telkom and the stockholders of PIN (see Note 10), including the Company, entered into an MOU regarding the proposed acquisition of all of the issued shares of PIN by Telkom. Telkom will purchase all issued and paid-up ordinary shares of PIN from each of the shareholders at a total purchase price of U.S.$ 377,710, which shares shall be delivered at three closing dates, as follows:

   - 30% at the initial closing date (between July 1-31, 2002);
   - 15% on the interim closing date (September 30, 2003); and
   - 55% on the subsequent closing date (December 16, 2004).

Telkom shall pay U.S.$ 53,900 of the purchase price at the initial closing date while the remaining balance of U.S.$ 323,810 shall be paid in ten equal quarterly installments of U.S.$ 32,381 beginning on the date which is 46 days after the initial closing date.

39. RECLASSIFICATION OF ACCOUNTS

Following are the accounts in the 1999 and 2000 consolidated financial statements (before restatements) which have been reclassified to conform with the presentation of accounts in the 2001 consolidated financial statements unless otherwise stated:

No.	As Previously Reported	As Reclassified		Amount
1999				
1.	Operating revenues - other telecommunications services	Operating revenues		
		- MIDI	Rp	347,711
		- Other services		75,265

(Forward)

PERUSAHAAN PERSEROAN (PERSERO)
PT INDONESIAN SATELLITE CORPORATION Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
For The Years Ended December 31, 1999, 2000 And 2001
(In Millions of Indonesian Rupiah and Thousands of U.S. Dollars, Except Share and Tariff Data)

No.	As Previously Reported	As Reclassified		Amount
1999				
2.	Operating expenses - telecommunications services	Leased circuits	Rp	98,344
		Other costs of services		69,616
3.	Other expenses - provision for doubtful accounts	Other expenses - others		70,407
4.	Other expenses - provision for decline in value of investments	Other expenses - others		193,232
5.	Interest income - net	Interest income *		227,427
		Interest expense *		14,762
6.	Miscellaneous - net	Amortization of goodwill		2,480
2000				
1.	Other receivables - related parties - net	Due from related parties - net *		27,371
2.	Long-term investment - net	Investments in associated companies - net *		1,503,716
		Other long-term investments - net *		333,475
3.	Long-term receivables - related parties - net	Due from related parties - net *		12,957
4.	Non-current assets - others	Long-term prepaid pension - net of current portion		167,870
5.	Dividend payable	Other current liabilities		1,315
6.	Accounts payable - others - related parties	Due to related parties *		8,722
7.	Accounts payable - others - third parties	Other current liablilities *		162,645

(Forward)

(In Millions of Indonesian Rupiah and Thousands of U.S. Dollars, Except Share and Tariff Data)

No.	As Previously Reported	As Reclassified	Amount
2000			
8.	Operating revenue - other telecommunication services	Operating revenues	
		- MIDI	428,233
		- Other services	76,496
9.	Operating expenses - telecommunication services	Leased circuits	87,661
		Other costs of services	99,651
10.	Interest income - net	Interest income *	165,044
		Interest expense *	5,261
11.	Miscellaneous - net	Amortization of goodwill	2,480

* reclassified to conform with Decision Letter No. KEP-06/PM/2000 dated March 13, 2000 of BAPEPAM in connection with the amendment of regulation No. VIII.G.7 regarding the guidelines on the presentation of financial statements

40. SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES FOLLOWED BY THE COMPANIES AND U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES ("GAAP")

The consolidated financial statements have been prepared in accordance with Indonesian GAAP which differ in certain aspects from U.S. GAAP.

The differences are reflected in Note 41 and principally relate to the items discussed in the following paragraphs:

a. Foreign Exchange Loss - Net of Gain Capitalized

Under Indonesian GAAP, foreign exchange loss - net of foreign exchange gain on borrowings used to finance construction of assets should be capitalized. Capitalization of net foreign exchange loss ceases when the construction is substantially completed and the constructed asset is ready for its intended use.

Under U.S. GAAP, foreign exchange differential should be charged or credited to current operations.

b. Interest Capitalizable to Properties under Construction and Installation

Under Indonesian GAAP, one of the criteria for capitalizing interest cost to a qualifying asset (i.e. properties under construction and installation) is that the interest should be attributable to the qualifying asset. The capitalization of a parent company's interest expense into a subsidiary's asset is also not allowed under Indonesian GAAP. The Company did not capitalize the interest incurred on its bonds payable in 2001 because the proceeds of the bonds were used for the acquisition of Bimagraha shares and capital contributions in IMM and IM3.

(In Millions of Indonesian Rupiah and Thousands of U.S. Dollars, Except Share and Tariff Data)

Under U.S. GAAP, Statement of Financial Accounting Standards ("SFAS") No. 34 does not specify that the interest cost be attributable to the qualifying assets; therefore, the capitalizable interest should include interest costs incurred on general and specific borrowings.

Further, U.S. GAAP allows capitalization of a parent company's interest expense on qualifying assets of a consolidated subsidiary provided that the subsidiary used the funds to acquire qualifying assets for its operations. In 2001, the qualifying assets are IMM's internet assets and IM3's cellular assets.

c. Pension Plan

The Company adopted SAK 24, an accounting method for pensions that is substantially consistent with the requirements of U.S. GAAP. Under U.S. GAAP, starting from January 1, 1991, the accounting for these benefits is governed by SFAS No. 87, "Employers' Accounting for Pensions". In computing the net periodic pension cost, the Company used the transition obligation calculated as of January 1, 1995 and 1991 for Indonesian GAAP and U.S. GAAP purposes, respectively.

d. Postretirement Benefits

Under Indonesian GAAP, there are no strict requirements governing the recognition of an employer's liability for healthcare plan granted to employees for the period subsequent to retirement. The Company accounted for these benefits as expense at the time they were claimed.

Under U.S. GAAP, effective January 1, 1995, the Company has to account for these benefits over the service period of its employees based on actuarial assumptions which are similar to those provided by SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other than Pensions", of U.S. GAAP.

e. Landrights

In Indonesia, except for ownership rights ("Hak Milik") granted to individuals, the title to land rests with the State under the Basic Agrarian Law No. 5 of 1960. Land use is accomplished through landrights, whereby the holder of the right enjoys the full use of the land for a stated period of time, subject to extensions. The Companies expects that the landrights will be renewed at nominal costs in the foreseeable future. In most instances, the landrights are freely tradable. However, they may be pledged as security under borrowing agreements. The predominant practice is to capitalize the costs of acquired landrights and to not amortize these costs.

Starting from January 1, 1999, expenses associated with the acquisition of government permit to use the land should be amortized over the period the holder is expected to retain the landrights which, in the case of the Companies, is an initial period ranging from approximately 20 to 30 years, while under U.S. GAAP, land acquisition costs should be amortized over the period the holder is expected to retain the landrights.

f. Equity in Net Income (Loss) of Associated Companies

This represents the effect of the difference between Indonesian and U.S. GAAP in the investees' accounting for stock issuance costs (see "g" below) and foreign exchange differential on obligation relating to property under construction (see "a" above).

(In Millions of Indonesian Rupiah and Thousands of U.S. Dollars, Except Share and Tariff Data)

g. Stock Issuance Costs

Under Indonesian GAAP, stock issuance costs are deferred and amortized over a period of time.

Under U.S. GAAP, the stock issuance costs are offset against the proceeds from the stock issuance.

h. Revenue Recognition

Under Indonesian GAAP, revenue from service connection is recognized as income at the time the connection takes place (for postpaid service) or at the time of delivery of starter packs to distributors, dealers or customers (for prepaid service).

Under U.S. GAAP, in accordance with SEC Staff Accounting Bulletin No. 101, "Revenue Recognition", revenue from service connection should be deferred and recognized over the expected term of the customer relationship.

41. RECONCILIATION BETWEEN NET INCOME AND STOCKHOLDERS' EQUITY DETERMINED UNDER INDONESIAN AND U.S. GAAP

The following is a summary of the significant adjustments to net income for the years ended December 31, 1999, 2000 and 2001 and to stockholders' equity as of December 31, 2000 and 2001 which would be required if U.S. GAAP had been applied instead of Indonesian GAAP in the consolidated financial statements:

	1999 (As Restated - see Note 5)	2000 (As Restated - see Note 5)	2001	
	Rp	Rp	Rp	U.S.$ (Note 3)
Net income according to the consolidated financial statements prepared under Indonesian GAAP	1,594,759	1,642,125	1,452,795	139,692
U.S. GAAP adjustments				
Increase (decrease) due to:				
Depreciation expense	-	-	178,014	17,117
Capitalization of interest expense	-	-	97,908	9,414
Net periodic pension cost	77	161	153	15
Deferral of connection fees - net of amortization	-	-	(43,263)	(4,160)
Amortization of goodwill*	-	-	(28,817)	(2,771)
Capitalization of net foreign exchange losses	-	-	(25,747)	(2,476)
Net periodic postretirement benefit cost	(5,105)	(8,798)	(8,828)	(849)
Amortization of landrights	(2,811)	(2,821)	(3,832)	(368)
Equity in net income (loss) of associated companies	80,921	(9,060)	-	-
Amortization of deferred stock issuance costs	5,805	-	-	-

(Forward)

PERUSAHAAN PERSEROAN (PERSERO)
PT INDONESIAN SATELLITE CORPORATION Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
For The Years Ended December 31, 1999, 2000 And 2001
(In Millions of Indonesian Rupiah and Thousands of U.S. Dollars, Except Share and Tariff Data)

	1999 (As Restated - see Note 5)	2000 (As Restated - see Note 5)	2001	
	Rp	Rp	Rp	U.S.$ (Note 3)
Deferred Income Tax effect of U.S. GAAP adjustments	(24,219)	2,753	(56,516)	(5,434)
Minority interest	119	121	(18,779)	(1,806)
Net adjustments	54,787	(17,644)	90,293	8,682
Net income in accordance with U.S. GAAP	1,649,546	1,624,481	1,543,088	148,374
Basic earnings per share	1,592.99	1,568.79	1,490.19	0.14
Basic earnings per ADS (ten B shares per ADS)	15,929.95	15,687.89	14,901.87	1.43

* represents amortization of the difference between goodwill under Indonesian and U.S. GAAP from the acquisition of Bimagraha, due to U.S. GAAP adjustments in Bimagraha's books

	2000 (As Restated see Note 5)	2001	
	Rp	Rp	U.S.$ (Note 3)
Stockholders' equity according to the consolidated financial statements prepared under Indonesian GAAP	3,358,909	10,739,703	1,032,664
U.S. GAAP adjustments			
Increase (decrease) due to:			
Accumulated depreciation	-	178,014	17,117
Capitalization of interest expense	-	97,908	9,414
Pension cost	1,069	1,222	117
Equity in net loss of associated companies	(370,377)	(370,377)	(35,613)
Unearned connection fees	-	(43,263)	(4,160)
Accrued postretirement benefit cost	(20,491)	(29,319)	(2,819)
Amortization of goodwill	-	(28,817)	(2,771)
Capitalization of net foreign exchange losses	-	(25,747)	(2,476)
Amortization of landrights	(17,977)	(21,809)	(2,097)
Deferred tax liabilities on U.S. GAAP adjustments	67,672	11,156	1,073
Minority interest	357	(18,422)	(1,771)
Net adjustments	(339,747)	(249,454)	(23,986)
Stockholders' equity in accordance with U.S. GAAP	3,019,162	10,490,249	1,008,678

(In Millions of Indonesian Rupiah and Thousands of U.S. Dollars, Except Share and Tariff Data)

The changes in stockholders' equity in accordance with U.S. GAAP for the years ended December 31, 1999, 2000 and 2001 are shown in Appendixes I, II and III, respectively.

With regard to the consolidated balance sheets and statements of income, the following significant captions determined under U.S. GAAP would have been:

	2000 (As Restated see Note 5)	2001	
	Rp	Rp	U.S.$ (Note 3)
Consolidated balance sheets			
Current assets	3,710,417	6,430,256	618,294
Total assets	7,162,444	22,024,358	2,117,727
Current liabilities	1,034,521	5,850,675	562,565
Total liabilities	4,143,282	11,534,109	1,109,049

	1999 (As Restated - see Note 5	2000 (As Restated - see Note 5	2001	
	Rp	Rp	Rp	U.S.$ (Note 3)
Consolidated statements of income				
Operating income	1,636,630	1,463,852	1,951,350	187,630

42. ADDITIONAL U.S. GAAP DISCLOSURES

The following information is presented on the basis of U.S. GAAP:

a. Operating Revenues

The Companies presented operating revenues from interconnection with other operators at net of charges (see Note 22).

Under U.S. GAAP, interconnection revenues should be shown at gross amounts. Operating revenues under U.S. GAAP would be as follows:

	1999	2000	2001
Operating revenues under Indonesian GAAP	Rp 3,004,674	Rp 2,992,244	Rp 5,247,939
Charges from international carriers	850,987	904,739	846,427
Domestic interconnection charges	43,382	84,264	180,145
Deferral of connection fees - net of amortization	-	-	(43,263)
Operating revenues under U.S. GAAP	Rp 3,899,043	Rp 3,981,247	Rp 6,231,248

(In Millions of Indonesian Rupiah and Thousands of U.S. Dollars, Except Share and Tariff Data)

b. Income Tax

The reconciliation between the expected consolidated Income Tax expense in accordance with U.S. GAAP and the consolidated Income Tax expense in accordance with U.S. GAAP is as follows:

	1999 (As Restated - see Note 5)	2000 (As Restated - see Note 5)	2001	
	Rp	Rp	Rp	U.S.$ (Note 3)
Consolidated income before Income Tax in accordance with U.S. GAAP	2,290,427	2,332,599	2,304,337	221,571
Company's equity in Subsidiaries' income (loss) before Income Tax and reversal of inter-company consolidation eliminations	(8,114)	56,249	1,065,853	102,486
Combined income, net of loss, before Income Tax of the Company and Subsidiaries	2,282,313	2,388,848	3,370,190	324,057
Expected consolidated Income Tax expense in accordance with U.S. GAAP	684,694	716,654	1,011,057	97,217
Effect of permanent differences at the enacted maximum tax rate (30%):				
Assessments for Income Taxes and related penalties	2,172	668	12,383	1,191
Amortization of goodwill	-	-	8,342	802
Employee benefits	5,490	7,207	5,964	573
Net periodic postretirement benefit cost	1,530	2,639	2,648	255
Amortization of landrights	843	846	1,149	110
Donation	1,054	954	1,145	110
Representation	722	1,152	654	63
Deferred stock issuance costs	(1,743)	-	-	-
Interest income which was already subjected to final tax	(71,650)	(48,023)	(137,319)	(13,204)
Capitalization of interest expense	-	-	(29,372)	(2,824)
Dividends	(2)	-	(12,668)	(1,218)
Others	157	2,918	7,067	679
Adjustment due to tax audit and others	(9)	(19)	(15,778)	(1,517)
Valuation allowance adjustment	-	-	(386,261)	(37,140)
Consolidated Income Tax expense in accordance with U.S. GAAP	623,258	684,996	469,011	45,097

(In Millions of Indonesian Rupiah and Thousands of U.S. Dollars, Except Share and Tariff Data)

c. Pension

The following table shows the details of the net change in the benefit obligations and the fair value of the defined pension plan assets as of December 31, 2000 and 2001 of the Company, Satelindo and Lintasarta.

	2000 (As Restated - see Note 5)	2001
Benefit Obligation:		
Benefit obligation at beginning of year	Rp 162,376	Rp 251,675
Beginning balance of benefit obligation from new subsidiaries acquired	-	13,468
Service cost	12,159	18,707
Plan participants' contributions	1,166	1,318
Interest cost	19,661	31,349
Benefits payment	(9,406)	(4,695)
Actuarial loss (gain)	65,719	(1,195)
Balance at end of year	Rp 251,675	Rp 310,627
Plan Assets:		
Fair value of plan assets at beginning of year	Rp 53,479	Rp 270,359
Beginning balance of fair value of plan assets from new subsidiaries acquired	-	5,267
Actual return on plan assets	(12,842)	24,169
Employer's contributions	237,962	137,642
Plan participants' contributions	1,166	1,318
Benefits payment	(9,406)	(4,695)
Fair value of plan assets at end of year	Rp 270,359	Rp 434,060

The amounts included in the consolidated balance sheets as of December 31, 2000 and 2001 for the defined pension plans are as follows:

	2000 (As Restated - see Note 5)	2001
Funded status	Rp 18,684	Rp 123,433
Unrecognized net actuarial loss	158,911	158,788
Unrecognized prior service cost	25	42
Unrecognized net transition liability	13,577	16,760
Prepaid pension cost before adjustment for minimum liabilities	191,197	299,023
Adjustment for minimum unfunded pension liability	(124)	-
Prepaid pension - net	Rp 191,073 a)	Rp 299,023 b)

----

a) net of Lintasarta's accrued pension cost amounting to Rp 124
b) net of Lintasarta's and Satelindo's accrued pension cost amounting to Rp 2,494

(In Millions of Indonesian Rupiah and Thousands of U.S. Dollars, Except Share and Tariff Data)

The net periodic pension cost for the plans of the Company, Satelindo and Lintasarta is as follows:

	1999 (As Restated - see Note 5)	2000 (As Restated - see Note 5)	2001
Interest cost	Rp 15,226	Rp 19,661	Rp 31,349
Service cost	8,490	12,159	18,707
Net amortization and deferral	3,538	5,027	10,957
Return on plan assets	(6,344)	(7,335)	(32,990)
Net periodic pension cost	Rp 20,910	Rp 29,512	Rp 28,023

d. Fair Value of Financial Instruments

The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

- *Cash equivalents*: the carrying amount approximates fair value because of the short period of time between the origination of the instruments and their expected realization.

- *Investments in associated companies and other long-term investments*: it was not practicable to estimate fair values of investments in associated companies and other long-term investments as there are no quoted market prices for these or similar investments. Other long-term investments which have a carrying value of Rp 320,066 and Rp 402,502 as of December 31, 2000 and 2001, respectively, are carried at acquisition cost less allowance for decline in value, and the investments in association companies in which the ownership of the Companies is 20% or more are adjusted for the Companies' equity in the net income or loss of the investees.

- *Current maturities of long-term debts, long-term debts and bonds payable*: the fair value of these financial instruments was estimated based on the discounted value of future cash flows expected to be paid, considering rates of interest at which the Companies could borrow as of the respective balance sheet dates.

The estimated fair values of the Companies' financial instruments are as follows:

	2000 (As Restated - see Note 5)		2001	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	Rp	Rp	Rp	Rp
Cash equivalents	2,352,224	2,352,224	4,498,507	4,498,507
Current maturities of long-term debts	5,725	5,528	818,811	955,290
Long-term debts	149,292	146,343	2,211,044	1,749,243
Bonds payable	-	-	3,323,959	2,713,483

(In Millions of Indonesian Rupiah and Thousands of U.S. Dollars, Except Share and Tariff Data)

e. Postretirement Benefits

The Company provides postretirement medical benefits to its eligible retirees and their spouses. The Company currently accounts for these benefits as they are claimed by eligible retirees or their spouses. Effective January 1, 1995, the Company has been required, for purposes of U.S. GAAP, to account for the cost of these benefits over the service period of its employees based on actuarial computations which are similar to those provided by SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other than Pensions". The transition obligation at the date of initial application of SFAS No. 106 is Rp 4,239 and is being amortized over the average expected future service period of active employees, which is 15.93 years.

The composition of the net periodic postretirement benefit cost for the years ended December 31, 1999, 2000 and 2001 is as follows:

		1999		2000		2001
Service cost	Rp	1,423	Rp	3,223	Rp	2,346
Interest cost		2,914		4,392		5,534
Amortization of unrecognized transition obligation		266		266		266
Amortization of gains		816		1,237		1,331
Net periodic postretirement benefit cost	Rp	5,419	Rp	9,118	Rp	9,477

The actuarial valuations for the postretirement benefit plan as of December 31, 1999, 2000 and 2001 were calculated using the projected-unit-credit method and applying the following assumptions:

Discount rate	:	12%
Cost trend rate	:	10%

The funded status of the plan as of December 31, 2000 and 2001 is as follows:

		2000		2001
Accumulated postretirement benefit obligation				
Retirees	Rp	6,792	Rp	5,522
Other fully-eligible plan participants		39,554		42,149
Total		46,346		47,671
Unrecognized net gains	(	23,213)	(	15,976)
Unrecognized transition obligation	(	2,642)	(	2,376)
Accrued postretirement benefit cost	Rp	20,491	Rp	29,319

PERUSAHAAN PERSEROAN (PERSERO)
PT INDONESIAN SATELLITE CORPORATION Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
For The Years Ended December 31, 1999, 2000 And 2001
(In Millions of Indonesian Rupiah and Thousands of U.S. Dollars, Except Share and Tariff Data)

f. Valuation and Qualifying Accounts

The following summarizes the activities in the Companies' valuation and qualifying accounts:

2000 (As restated, see Note 5)

Description	Balance at Beginning of Year	Additions: Charged to Costs and Expenses	Additions: Charged to Other Accounts	Deductions	Balance at End of Year
	Rp	Rp	Rp	Rp	Rp
Allowance for doubtful accounts:					
Accounts receivable - trade					
Related parties					
Telkom	58,674	2,140	-	(10,127)	50,687
Others	709	8,653	-	-	9,362
Third parties	23,723	10,163	-	(5,125)	28,761
Accounts receivable - others	10,668	-	-	-	10,668
Due from related parties	44,971	4,096	-	-	49,067
Allowance for decline in value of investments	301,232	-	-	-	301,232
Valuation allowance - deferred tax assets	-	1,897	-	-	1,897
Total	439,977	26,949	-	(15,252)	451,674

2001

Description	Balance at Beginning of Year	Additions: Charged to Costs and Expenses	Additions: Charged to Other Accounts	Deductions	New Subsidiaries Acquired	Balance at End of Year
	Rp	Rp	Rp	Rp	Rp	Rp
Allowance for doubtful accounts:						
Accounts receivable - trade						
Related parties						
Telkom	50,687	3,298	-	-	27,900	81,885
Others	9,362	(12,673)	-	-	11,543	8,232
Third parties	28,761	15,174	-	(210,117)	637,788	471,606
Accounts receivable - others	10,668	26,267	-	-	-	36,935
Due from related parties	49,067	9,501	-	(11,628)	-	46,940
Allowance for decline in value of investments	301,232	60,050	-	-	-	361,282
Valuation allowance - deferred tax assets	1,897	-	-	(386,261)	509,213	124,849
Total	451,674	101,617	-	(608,006)	1,188,444	1,131,729

(In Millions of Indonesian Rupiah and Thousands of U.S. Dollars, Except Share and Tariff Data)

g. Comprehensive Income

Shown below is the Statements of Comprehensive Income for the years ended December 31, 1999, 2000 and 2001:

Statements of Comprehensive Income
For The Years Ended December 31,

	1999 (As restated - see Note 5)	2000 (As restated - see Note 5)	2001
Net income	Rp 1,649,546	Rp 1,624,481	Rp 1,543,088
Other comprehensive income:			
Difference in foreign currency translation	(94)	2,828	(12,495)
Adjustment for minimum unfunded pension liabilities	(7,138)	7,138	-
Net	Rp 1,642,314	Rp 1,634,447	Rp 1,530,593

h. Consolidated Statements of Cash Flows

Under U.S. GAAP, when the direct method of reporting net cash flows from operating activities is used, the reconciliation of net income to net cash provided by operating activities is also presented as follows:

For The Years Ended December 31,

	1999 (As Restated - see Note 5)	2000 (As Restated - see Note 5)	2001	2001 (Note 3)
CASH FLOWS FROM OPERATING ACTIVITIES				
Net income under U.S. GAAP	Rp 1,649,546	Rp 1,624,481	Rp 1,543,088	U.S.$ 148,374
Adjustments to reconcile net income to net cash provided by operating activities:				
Depreciation	152,585	189,852	820,766	78,920
Amortization of:				
Goodwill	2,480	2,480	350,018	33,656
Long-term rent (presented as part of "Non-current Assets - Others")	4,094	4,094	16,933	1,628
Landrights	2,811	2,821	3,832	368
Minority interest in net income of subsidiaries	17,623	23,122	292,238	28,100
Provision for decline in value of investments	193,232	-	60,050	5,774
Provision for doubtful accounts	91,738	25,052	41,567	3,997
Cash dividends received from associated companies	13,272	35,414	2,954	284
Current Income Tax expense on gain on sale of long-term investments charged to "Difference in Value from Restructuring Transactions of Entities Under Common Control" under Stockholders' Equity	-	-	(2,943,963)	(283,073)

(Forward)

PERUSAHAAN PERSEROAN (PERSERO)
PT INDONESIAN SATELLITE CORPORATION Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
For The Years Ended December 31, 1999, 2000 And 2001
(In Millions of Indonesian Rupiah and Thousands of U.S. Dollars, Except Share and Tariff Data)

	For The Years Ended December 31,			
	1999 (As Restated - see Note 5)	2000 (As Restated - see Note 5)	2001	2001 (Note 3)
Income Tax expense (benefit) - deferred	Rp 144,099	Rp 54,418	(Rp 181,441)	(U.S.$ 17,446)
Unrealized foreign exchange loss (gain)	185	7,984	(138,775)	(13,344)
Equity in net income of associated companies	(675,686)	(74,409)	(132,268)	(12,718)
Capitalization of interest expense	-	-	(113,602)	(10,923)
Loss (gain) from sale/liquidation of investments	7,237	2,790	(20,724)	(1,993)
Loss (gain) on sale/disposal of property and equipment	27,399	20,985	(4,889)	(470)
Decrease (increase) in operating assets:				
Accounts receivable - trade	(116,238)	(19,701)	251,933	24,224
Accounts receivable - others	(24,291)	(80,157)	38,815	3,732
Inventories	-	-	(42,227)	(4,060)
Advances	1,676	(174,068)	122,397	11,769
Prepaid expenses and other current assets	(1,001)	(34,454)	(67,288)	(6,470)
Due from related parties	21,695	12,734	(196,157)	(18,861)
Long-term receivables	(62,629)	15,057	(91,282)	(8,777)
Long-term prepaid pension	-	(167,870)	(107,865)	(10,372)
Non-current assets - others	5,419	1,630	72,780	6,998
Increase (decrease) in operating liabilities:				
Accounts payable - trade	(1,701)	(57,911)	(863,355)	(83,015)
Taxes payable	(35,258)	98,517	2,514,545	241,783
Accrued expenses	(627)	(63,460)	14,961	1,439
Unearned income	-	-	225,141	21,648
Deposits from customers	-	3,072	(182,840)	(17,581)
Other current liabilities	(111,702)	(43,447)	571,328	54,935
Due to related parties	(10,945)	(11,836)	(57,628)	(5,541)
Other non-current liabilities	-	41,936	(245,357)	(23,592)
Net Cash Provided by Operating Activities under U.S. GAAP	Rp 1,295,013	Rp 1,439,126	Rp 1,553,685	U.S.$ 149,393

i. Recently Issued U.S. GAAP Pronouncements

In 2000 and 2001, the U.S. Financial Accounting Standards Board (FASB) issued the following new accounting pronouncements: SFAS No. 140, "Accounting for Transfer and Servicing of Financial Assets and Extinguishments of Liabilities"; SFAS No. 141, "Business Combinations"; SFAS No. 142, "Goodwill and Other Intangible Assets"; SFAS No. 143, "Accounting for Asset Retirement Obligations"; and SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets".

- SFAS No. 140, which replaces SFAS No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities", revises the standards for accounting for securitizations and other transfers of financial assets and collateral, and requires certain disclosures. This Statement is to be applied prospectively, with certain exceptions, for transfers and servicing of financial assets and extinguishments of liabilities occurring after March 31, 2001 and for recognition and reclassification of collateral and for disclosures relating to securitization transactions and collateral for fiscal years ending after December 15, 2000.

(In Millions of Indonesian Rupiah and Thousands of U.S. Dollars, Except Share and Tariff Data)

- SFAS No. 141 addresses financial accounting and reporting for business combinations and supersedes APB Opinion No. 16, "Business Combinations" and SFAS No. 38, "Accounting for Preacquisition Contingencies of Purchased Enterprises". All business combinations in the scope of this Statement are to be accounted for using a single method, the purchase method.

  The provisions of this Statement apply to all business combinations initiated after June 30, 2001. This Statement also applies to all business combinations after June 30, 2001, which are accounted for using the purchase method.

- SFAS No. 142 addresses financial accounting and reporting for acquired goodwill and other intangible assets and supersedes APB Opinion No. 17, "Intangible Assets". It addresses how intangible assets that are acquired individually or with a group of other assets (but not those acquired in a business combination) should be accounted for in the financial statements upon their acquisition. This Statement also addresses how goodwill and other intangible assets should be accounted for after they have been initially recognized in the financial statements.

  The provisions of this Statement are required to be applied on a prospective basis starting with fiscal years beginning after December 15, 2001. This Statement is required to be applied at the beginning of an entity's fiscal year to all goodwill and other intangible assets recognized in its financial statements at that date. Impairment losses for goodwill and indefinite-lived intangible assets that arise due to the initial application of this Statement (resulting from a transitional impairment test) are to be reported as resulting from a change in accounting principle.

- SFAS No. 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs, including legal obligations.

  This Statement is effective prospectively for financial statements issued for fiscal years beginning after June 15, 2002.

- SFAS No. 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets. This Statement supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of", and the accounting and reporting provisions of APB Opinion No. 30, "Reporting the Results of Operations - Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions", for the disposal of a segment of a business.

  The provisions of this Statement are generally to be applied prospectively and are effective for financial statements issued for fiscal years beginning after December 15, 2001.

The Companies are not affected by the provisions of SFAS Nos. 140, 141 and 143 because they do not have transactions contemplated under these Statements.

The Companies are currently analyzing SFAS Nos. 142 and 144 and have not yet determined the impact on the U.S. GAAP consolidated financial statements.

(In Millions of Indonesian Rupiah and Thousands of U.S. Dollars, Except Share and Tariff Data)

j. Pro Forma Consolidated Statements of Income

As discussed in Note 4 to the consolidated financial statements, on May 31, 2001, the Company acquired 100% equity interest in Bimagraha from its shareholders. This transaction was accounted for using the purchase method. Assuming the transaction occurred since the beginning of the earliest period presented in the consolidated financial statements (1999), results of operations of Bimagraha, including its 45% equity interest in Satelindo, will be combined into the Company's financial statements. Additionally, Bimagraha's 45% equity interest in Satelindo plus the Company's 30% direct ownership in Satelindo will result in the consolidation of Satelindo into the Companies' consolidated financial statements. The pro forma consolidated statements of income for the years ended December 31, 1999, 2000 and 2001 as though Bimagraha had been purchased since the beginning of the earliest period presented herein are shown in Appendixes IV, V and VI, respectively.

PERUSAHAAN PERSEROAN (PERSERO)
PT INDONESIAN SATELLITE CORPORATION Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
For The Years Ended December 31, 1999, 2000 And 2001
(In Millions of Indonesian Rupiah)

Consolidated Statement of Changes In Stockholders' Equity
For The Year Ended December 31, 1999

Description	Capital Stock - Issued and Fully Paid	Premium on Capital Stock	Difference in Value from Restructuring Transactions of Entities under Common Control	Difference in Transactions of Equity Changes in Associated Companies/Subsidiaries	Difference in Foreign Currency Translation and Other	Retained Earnings - Appropriated	Retained Earnings - Unappropriated	Net
	Rp	Rp	Rp	Rp	Rp	Rp	Rp	Rp
Balance as of January 1, 1999	517,750	638,241	(2,509,987)	561,518	9,761	6,829	1,631,419	655,531
Increase in equity investment in PT Telekomunikasi Selular due to the difference between the rupiah par value and the rupiah equivalent of the capital contribution in U.S. dollar - net of applicable Income Tax of Rp 1,233	-	-	-	2,878	-	-	-	2,878
Increase in difference in foreign currency translation arising from the translation of the financial statements of Indosat Japan Co., Ltd. from Japanese yen to rupiah - net of applicable Income Tax of Rp 40	-	-	-	-	(94)	-	-	(94)
Adjustment for minimum unfunded pension liabilities	-	-	-	-	(7,138)	-	-	(7,138)
Resolved during the Annual Stockholders' General Meeting on May 12, 1999								
Declaration of dividend	-	-	-	-	-	-	(440,173)	(440,173)
Appropriation for reserve fund	-	-	-	-	-	4,597	(4,597)	-
Net income for the year	-	-	-	-	-	-	1,649,546	1,649,546
Adjustment arising from equity acquisition using the pooling-of-interests method - net of applicable Income Tax of Rp 4,781	-	-	-	11,156	-	-	-	11,156
Balance as of December 31, 1999	517,750	638,241	(2,509,987)	575,552	2,529	11,428	2,836,195	2,071,706

PERUSAHAAN PERSEROAN (PERSERO)
PT INDONESIAN SATELLITE CORPORATION Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
For The Years Ended December 31, 1999, 2000 And 2001
(In Millions of Indonesian Rupiah)

Consolidated Statement of Changes In Stockholders' Equity
For The Year Ended December 31, 2001

Description	Capital Stock - Issued and Fully Paid	Premium on Capital Stock	Difference in Value from Restructuring Transactions of Entities under Common Control	Difference in Transactions of Equity Changes in Associated Companies/Subsidiaries	Difference in Foreign Currency Translation and Other	Retained Earnings		Net
						Appropriated	Unappropriated	
	Rp	Rp	Rp	Rp	Rp	Rp	Rp	Rp
Balance as of January 1, 2001	517,750	638,241	(2,509,987)	578,204	12,495	14,215	3,768,244	3,019,162
Adjustment arising from sale of equity interest in PT Telekomunikasi Selular using the pooling-of-interests method - net of applicable Income Tax	-	-	6,869,246	(297,031)	-	-	-	6,572,215
Increase in PT Satelit Palapa Indonesia's excess of equity transactions of subsidiaries arising from the translation of the financial statements of Satelindo International *Finance B.V. from* U.S. dollar to rupiah - net of applicable Income Tax of Rp 3	-	-	-	8	-	-	-	8
Decrease in difference in foreign currency translation arising from the translation of the financial statements of Indosat Japan Co., Ltd. from Japanese yen to rupiah - net of applicable Income Tax of Rp 5,335	-	-	-	-	(12,495)	-	-	(12,495)
Resolved during the Annual Stockholders' General Meeting on May 10, 2001								
Declaration of dividend	-	-	-	-	-	-	(631,727)	(631,727)
Appropriation for reserve fund	-	-	-	-	-	4,256	(4,256)	-
Net income for the year	-	-	-	-	-	-	1,543,086	1,543,088
Balance as of December 31, 2001	517,750	638,241	4,359,259	281,179	-	18,471	4,675,349	10,490,249

PERUSAHAAN PERSEROAN (PERSERO)
PT INDONESIAN SATELLITE CORPORATION Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
For The Years Ended December 31, 1999, 2000 And 2001
(In Millions of Indonesian Rupiah)

Consolidated Statement of Changes In Stockholders' Equity
For The Year Ended December 31, 2000

Description	Capital Stock - Issued and Fully Paid	Premium on Capital Stock	Difference in Value from Restructuring Transactions of Entities under Common Control	Difference in Transactions of Equity Changes in Associated Companies/Subsidiaries	Difference in Foreign Currency Translation and Other	Retained Earnings - Appropriated	Retained Earnings - Unappropriated	Net
	Rp	Rp	Rp	Rp	Rp	Rp	Rp	Rp
Balance as of January 1, 2000	517,750	838,241	(2,509,987)	575,552	2,529	11,426	2,836,195	2,071,706
Increase in equity investment in PT Telekomunikasi Selular due to the difference between the rupiah par value and the rupiah equivalent of the capital contribution in U.S. dollar - net of applicable Income Tax of Rp 1,095	-	-	-	2,554	-	-	-	2,554
Increase in PT Satelit Palapa Indonesia's excess of equity transactions of subsidiaries arising from the translation of the financial statements of Satelindo International Finance B.V. from U.S. dollar to rupiah - net of applicable Income Tax of Rp 42	-	-	-	98	-	-	-	98
Increase in difference in foreign currency translation arising from the translation of the financial statements of Indosat Japan Co., Ltd. from Japanese yen to rupiah - net of applicable Income Tax of Rp 1,212	-	-	-	-	2,828	-	-	2,828
Adjustment for minimum unfunded pension liabilities	-	-	-	-	7,138	-	-	7,138
Resolved during the Annual Stockholders' General Meeting on April 20, 2000								
Declaration of dividend	-	-	-	-	-	-	(689,643)	(689,643)
Appropriation for reserve fund	-	-	-	-	-	2,789	(2,789)	-
Net income for the year	-	-	-	-	-	-	1,624,481	1,624,481
Balance as of December 31, 2000	517,750	838,241	(2,509,987)	578,204	12,495	14,215	3,768,244	3,019,162

PERUSAHAAN PERSEROAN (PERSERO)
PT INDONESIAN SATELLITE CORPORATION Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
For The Years Ended December 31, 1999, 2000 And 2001
(In Millions of Indonesian Rupiah and Thousand of U.S. Dollars, Except Share and Tariff Data)

Pro Forma Consolidated Statement of Income
For The Year Ended December 31, 1999 (Unaudited)

	Historical Balances			Pro Forma Adjustments *)	Pro Forma Balances
	Indosat	Satelindo	Bimagraha		
OPERATING REVENUES					
International calls	Rp 3,210,206	Rp 509,978	Rp -	(Rp 24,323)	Rp 3,695,861
Cellular	-	1,168,157	-	(26,771)	1,141,386
MIDI	613,572	266,689	-	-	880,261
Other services	75,265	-	-	-	75,265
Total Operating Revenues	3,899,043	1,944,824	-	(51,094)	5,792,773
OPERATING EXPENSES					
Compensation to telecommunications carriers and service providers	1,428,595	540,022	-	(51,094)	1,917,523
Depreciation	152,585	484,715	10	322,058	959,368
Administration and general	103,764	240,746	-	-	344,510
Personnel costs	243,683	80,620	-	-	324,303
Maintenance	72,012	93,291	-	-	165,303
Leased circuits	119,828	27,785	-	-	147,613
Marketing	55,619	38,138	-	-	93,757
Other costs of services	86,327	143,253	-	-	229,580
Total Operating Expenses	2,262,413	1,648,570	10	270,964	4,181,957
OPERATING INCOME (LOSS)	1,636,630	296,254	(10)	(322,058)	1,610,816
OTHER INCOME (EXPENSES)					
Insurance proceeds - net	-	914,165	-	-	914,165
Gain (loss) on foreign exchange - net	(84,222)	494,084	-	-	409,862
Interest income	241,359	39,525	-	-	280,884
Amortization of goodwill	(2,480)	-	-	(595,080)	(597,560)
Interest expense	(29,299)	(336,330)	-	-	(365,629)
Others - net	(147,247)	(109,531)	(343)	-	(257,121)
Other Income (Expenses) - Net	(21,889)	1,001,913	(343)	(595,080)	384,601
EQUITY IN NET INCOME OF ASSOCIATED COMPANIES	675,686	-	532,488	(196,352)	1,011,822
INCOME BEFORE INCOME TAX	2,290,427	1,298,167	532,135	(1,113,490)	3,007,239
INCOME TAX EXPENSE					
Current	(479,159)	-	-	-	(479,159)
Deferred	(144,099)	(114,861)	(94,151)	(64,044)	(417,155)
Income Tax Expense - Net	(623,258)	(114,861)	(94,151)	(64,044)	(896,314)
INCOME BEFORE MINORITY INTEREST IN NET INCOME OF SUBSIDIARIES	1,667,169	1,183,306	437,984	(1,177,534)	2,110,925
MINORITY INTEREST IN NET INCOME OF SUBSIDIARIES	(17,623)	-	-	(296,019)	(313,642)
NET INCOME	Rp 1,649,546	Rp 1,183,306	Rp 437,984	(Rp 1,473,553)	Rp 1,797,283
BASIC EARNINGS PER SHARE					Rp 1,735.67
BASIC EARNINGS PER ADS					Rp 17,356.67

*) represent entries to eliminate inter-company transactions

PERUSAHAAN PERSEROAN (PERSERO)
PT INDONESIAN SATELLITE CORPORATION Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
For The Years Ended December 31, 1999, 2000 And 2001
(In Millions of Indonesian Rupiah and Thousand of U.S. Dollars, Except Share and Tariff Data)

Pro Forma Consolidated Statement of Income
For The Year Ended December 31, 2000 (Unaudited)

	Historical Balances			Pro Forma Adjustments *)	Pro Forma Balances
	Indosat	Satelindo	Bimagraha		
OPERATING REVENUES					
International calls	Rp 3,173,011	Rp 408,897	Rp -	(Rp 18,402)	Rp 3,563,506
Cellular	-	1,621,706	-	(21,389)	1,600,317
MIDI	731,740	236,296	-	-	968,036
Other services	76,496	-	-	-	76,496
Total Operating Revenues	3,981,247	2,266,899	-	(39,791)	6,208,355
OPERATING EXPENSES					
Compensation to telecommunications carriers and service providers	1,544,442	480,571	-	(39,791)	1,985,222
Depreciation	189,852	562,721	10	322,058	1,074,641
Personnel costs	332,766	84,251	-	-	417,017
Maintenance	64,861	105,576	-	-	170,437
Administration and general	121,946	25,873	-	-	147,819
Leased circuits	105,853	34,135	-	-	139,988
Marketing	47,967	43,967	-	-	91,934
Other costs of services	109,708	164,538	-	-	274,246
Total Operating Expenses	2,517,395	1,501,632	10	282,267	4,301,304
OPERATING INCOME (LOSS)	1,463,852	765,267	(10)	(322,058)	1,907,051
OTHER INCOME (EXPENSES)					
Interest income	173,014	53,304	-	-	226,318
Gain (loss) on foreign exchange - net	462,768	(1,362,311)	-	-	(899,543)
Amortization of goodwill	(2,480)	-	-	(595,080)	(597,560)
Interest expense	(18,834)	(411,390)	-	-	(430,224)
Others - net	179,870	(45,109)	(165)	-	134,596
Other Income (Expenses) - Net	794,338	(1,765,506)	(165)	(595,080)	(1,566,413)
EQUITY IN NET LOSS (INCOME) OF ASSOCIATED COMPANIES	74,409	-	(412,584)	252,756	(85,419)
INCOME (LOSS) BEFORE INCOME TAX	2,332,599	(1,000,239)	(412,759)	(664,382)	255,219
INCOME TAX BENEFIT (EXPENSE)					
Current	(630,578)	-	-	-	(630,578)
Deferred	(54,418)	83,386	94,151	405,711	528,830
Income Tax Benefit (Expense) - Net	(684,996)	83,386	94,151	405,711	(101,748)
INCOME (LOSS) BEFORE MINORITY INTEREST IN NET INCOME OF SUBSIDIARIES	1,647,603	(916,853)	(318,608)	(258,671)	153,471
MINORITY INTEREST IN NET INCOME OF SUBSIDIARIES	(23,122)	-	-	(229,213)	(252,335)
NET INCOME (LOSS)	Rp 1,624,481	(Rp 916,853)	(Rp 318,608)	(Rp 487,884)	(Rp 98,864)
BASIC LOSS PER SHARE					Rp 95.48
BASIC LOSS PER ADS					Rp 954.75

*) represent entries to eliminate inter-company transactions

PERUSAHAAN PERSEROAN (PERSERO)
PT INDONESIAN SATELLITE CORPORATION Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
For The Years Ended December 31, 1999, 2000 And 2001
(In Millions of Indonesian Rupiah and Thousand of U.S. Dollars, Except Share and Tariff Data)

	Pro Forma Consolidated Statement of Income For The Year Ended December 31, 2001 (Unaudited)		
	Before Pro Forma Adjustments	Pro Forma Adjustments *)	Pro Forma Balances
OPERATING REVENUES			
International calls	Rp 3,133,022	Rp 109,125	Rp 3,242,147
Cellular	1,928,567	693,061	2,621,628
MIDI	1,064,010	85,415	1,149,425
Other services	105,649	-	105,649
Total Operating Revenues	6,231,248	887,601	7,118,849
OPERATING EXPENSES			
Compensation to telecommunication carriers and service providers	1,744,579	64,824	1,809,403
Depreciation	820,766	362,981	1,183,747
Personnel costs	488,981	20,924	509,905
Maintenance	286,588	39,685	326,273
Administration and general	299,636	21,543	321,179
Leased circuits	133,792	64,076	197,868
Marketing	121,330	22,536	143,866
Other costs of services	384,226	89,690	473,916
Total Operating Expenses	4,279,898	686,259	4,966,157
OPERATING INCOME	1,951,350	201,342	2,152,692
OTHER INCOME (EXPENSES)			
Interest income	631,575	12,834	644,409
Gain on foreign exchange - net	498,340	(426,638)	71,702
Amortization of goodwill	(350,018)	(247,950)	(597,968)
Interest expense	(304,577)	(121,897)	(426,474)
Consultancy fees	(259,811)	-	(259,811)
Swap cost - net	(13,595)	-	(13,595)
Others - net	18,805	8,723	27,528
Other Income (Expenses) - Net	220,719	(774,928)	(554,209)
EQUITY IN NET INCOME OF ASSOCIATED COMPANIES	132,268	(21,539)	110,729
INCOME BEFORE INCOME TAX	2,304,337	(595,125)	1,709,212
INCOME TAX BENEFIT (EXPENSE)			
Current	(650,452)	-	(650,452)
Deferred	181,441	152,979	334,420
Income Tax Benefit (Expense) - Net	(469,011)	152,979	(316,032)
INCOME BEFORE MINORITY INTEREST IN NET INCOME OF SUBSIDIARIES	1,835,326	(442,146)	1,393,180
MINORITY INTEREST IN NET INCOME OF SUBSIDIARIES	(292,238)	72,845	(219,393)
NET INCOME	Rp 1,543,088	(Rp 369,301)	Rp 1,173,787
BASIC EARNINGS PER SHARE			Rp 1,133.55
BASIC EARNINGS PER ADS			Rp 11,335.46

*) represent 100% of Bimagraha's and 70% of Satelindo's statements of income from January to May 2001 and entries to eliminate inter-company transactions